Exhibit 2.1

TRANSACTION AGREEMENT

This Transaction Agreement (this “Agreement”), dated the date set forth on the signature page hereto (the “Signature Page”), is among the Person designated on the Signature Page as “Buyer,” the Persons specified on the Signature Page as “APX Merger Sub,” “Solar Merger Sub” and “2GIG Merger Sub,” each of which is a Delaware corporation and a wholly owned Subsidiary of Buyer (together, the “Merger Subs,” and each, a “Merger Sub”), APX GROUP, INC., a Delaware corporation (“APX”), V SOLAR HOLDINGS, INC., a Delaware corporation (“Solar”), 2GIG TECHNOLOGIES, INC., a Delaware corporation (“2GIG,” and together with APX and Solar, the “Companies” and each, a “Company”), and the APX Representative, the Solar Representative and the 2GIG Representative (collectively, the “Representatives,” and each, a “Representative”), each acting in accordance with Article IX hereof and solely in such capacities.

RECITALS

A. The respective Boards of Directors of Buyer, each Merger Sub (as to such Merger Sub) and each Company (as to such Company) have approved and declared advisable each applicable Merger on the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”).

B. Contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Companies to enter into this Agreement, Blackstone Capital Partners VI, L.P., a Delaware limited partnership (the “Guarantor”), executed and delivered a limited guarantee in favor of the Companies (the “Limited Guarantee”) pursuant to which, and subject to the limitations set forth therein, the Guarantor is guaranteeing certain obligations of Buyer and each Merger Sub in connection with this Agreement.

C. The parties hereto desire to make certain representations, warranties and covenants in respect of, and also to provide certain conditions to the completion of, the Mergers and the other transactions contemplated by this Agreement (collectively, the “Transactions”).

D. Capitalized terms not defined elsewhere herein have the meanings given to them in Article X.

I. THE TRANSACTIONS

1.1 The Mergers. (a) On the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the DGCL, at the Effective Time:

(i) APX Merger Sub will merge (the “APX Merger”) with and into APX, with APX being the surviving corporation (the “APX Surviving Corporation”);

(ii) Solar Merger Sub will merge (the “Solar Merger”) with and into Solar, with Solar being the surviving corporation (the “Solar Surviving Corporation”); and

(iii) 2GIG Merger Sub will merge (the “2GIG Merger” and, collectively with the APX Merger and the Solar Merger, the “Mergers”) with and into 2GIG, with 2GIG being the surviving corporation (the “2GIG Surviving Corporation” and, collectively with the APX Surviving Corporation and the Solar Surviving Corporation, the “Surviving Corporations”).

(b) Upon the consummation of each Merger, the separate corporate existence of the applicable Merger Sub will cease, and the applicable Surviving Corporation will continue its corporate existence under the DGCL as a wholly owned Subsidiary of Buyer.

1.2 Closing. Upon the terms and subject to the conditions of this Agreement, the consummation of the Mergers and the closing of the Transactions (the “Closing”) will take place at the offices of Jones Day, 222 East 41st Street, New York, New York 10017, at 10:00 a.m. New York City time on the date which is three Business Days after the date on which all conditions set forth in Article VI have been satisfied or, to the extent permitted, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions) or such other time and place as Buyer (without joinder by the Merger Subs) and the Companies may mutually agree; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted, waiver of the conditions set forth in Article VI hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions), neither Buyer nor the Merger Subs will be required to effect the Closing until the earlier to occur of (x) a date during the Marketing Period to be specified by Buyer on no less than two Business Days’ prior notice to the Companies (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing) and (y) the third Business Day after the final day of the Marketing Period, subject, in each case, to the satisfaction or, to the extent permitted, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions) as of the date determined as the Closing Date pursuant to this Section 1.2. The date of the Closing is referred to herein as the “Closing Date”.

1.3 Filing of Certificates of Merger; Effective Time. As soon as practicable on the Closing Date, each Merger Sub and Company, as applicable, will cause the certificate of merger for the applicable Merger (each, a “Certificate of Merger” and, collectively, the “Certificates of Merger”) to be executed and filed with the Secretary of State of the State of Delaware simultaneously with the other Certificates of Merger as provided in Section 251 of the DGCL. For purposes of this Agreement, the “Effective Time” means the time at which the Certificates of Merger have been duly filed in the Office of the Secretary of State of the State of Delaware and become effective in accordance with the DGCL.

1.4 Effects of the Mergers. Each Merger will have the effects set forth in the DGCL, this Agreement and the applicable Certificate of Merger and, without limiting the foregoing, including the rights and obligations of the parties hereto pursuant to Article VIII hereof, all properties, rights, privileges, powers and franchises of the applicable Merger Sub and the applicable Company will vest in the applicable Surviving Corporation, and all debts, liabilities and duties of the applicable Merger Sub and the applicable Company will become debts, liabilities and duties of the applicable Surviving Corporation.

1.5 Certificates of Incorporation and Bylaws. The certificate of incorporation and bylaws of each Surviving Corporation will be amended at the Effective Time to be in the form of the certificate of incorporation and bylaws of the applicable Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will, at the Effective Time, be changed to the name of the applicable Company.

1.6 Directors and Officers. The directors of each Merger Sub immediately prior to the Effective Time will be the initial directors of the applicable Surviving Corporation, and the officers of each Company immediately prior to the Effective Time will be the initial officers of the applicable Surviving Corporation, each to hold office until his or her respective successor is duly elected or appointed and qualified, or his or her earlier death, resignation or removal, in accordance with such Surviving Corporation’s certificate of incorporation and bylaws and the DGCL.

1.7 Merger Consideration and Conversion of Capital Stock. (a) APX Merger. The aggregate amount payable by Buyer in the APX Merger will be an amount in cash equal to the Aggregate APX Consideration, plus the amount (if any) by which the Final APX Net Worth Amount exceeds the Target APX Net Worth Amount and minus the amount (if any) by which the Target APX Net Worth Amount exceeds the Final APX Net Worth Amount (the “Adjusted Aggregate APX Consideration”). The portion of the Adjusted Aggregate APX Consideration payable to holders of APX Common Shares and APX Stock Options at the Effective Time pursuant to Sections 1.7(a)(i)-(ii) will be an amount (the “APX Closing Merger Consideration”) equal to the Aggregate APX Consideration, minus the APX Escrow Amount, minus the APX Adjustment Escrow Amount, minus the APX Representative Expense Amount, minus the Net Funded Debt of APX as set forth on the Net Funded Debt Payment Schedule, minus the APX Transaction Expenses as set forth on the Transaction Expense Payment Schedule, minus the amount of the APX Employee Closing Payments as set forth on the APX Employee Payment Schedule, minus the APX Employee Escrow Amount, minus the APX Payroll Taxes, minus the aggregate amount payable to holders of APX Series A Preferred Shares, APX Series D Preferred Shares and APX Series D Warrants (to the extent unexercised immediately prior to the Effective Time) pursuant to Sections 1.7(a)(iii)-(v), minus the RBS Repurchase Amount, minus the Riverwoods Repurchase Amount, plus the aggregate exercise price of all APX Series D Warrants, plus the amount (if any) by which the Estimated APX Net Worth Amount exceeds the

Target APX Net Worth Amount, and minus the amount (if any) by which the Estimated APX Net Worth Amount is less than the Target APX Net Worth Amount. Subject to this Article I and in accordance with Article II, with respect to the APX Merger:

(i) APX Common Stock. At the Effective Time, by virtue of the APX Merger and without any action on the part of any holder of APX Common Stock, each share (an “APX Common Share”) of APX Common Stock that is then issued and outstanding (other than the APX Dissenting Shares, if any), including APX Common Shares issued immediately prior the Closing upon the exercise of APX Series D Warrants in accordance with Section 1.7(a)(v), will be converted and automatically exchanged into the right to receive an amount in cash (the “Per Share APX Merger Consideration”) equal to the Per Share Percentage multiplied by the sum of (A) the APX Closing Merger Consideration as set forth on the Closing Payments Schedule pursuant to Section 2.1(k), plus (B) the aggregate exercise price of all In-the-Money APX Stock Options, and plus (C) the aggregate of any amounts payable to former holders of APX Common Shares, APX Series D Warrants and In-the-Money APX Stock Options in accordance with a Subsequent Payments Schedule delivered pursuant to Section 2.4(e)(i), 5.9, 8.7(a) or 9.2(f) (the “APX Subsequent Merger Consideration” and, together with the APX Closing Merger Consideration, the “APX Merger Consideration”);

(ii) APX Stock Options. Except as otherwise agreed to in writing between Buyer and a holder of an APX Stock Option (as defined below), immediately prior to the Effective Time, each outstanding and unexercised option to acquire shares of APX Series C Common Stock (each, an “APX Stock Option”) will become fully vested and at the Effective Time, to the extent then unexercised, will be canceled, and each holder of APX Stock Options will become entitled to receive, in lieu of receiving any capital stock of APX, APX Merger Sub or the APX Surviving Corporation and subject to any applicable withholding and payroll deductions, an amount in cash equal to (A) the excess, if any, of (x) the Per Share APX Merger Consideration over (y) the exercise price per share of such APX Stock Option, multiplied by (B) the total number of shares of APX Series C Common Stock subject to such APX Stock Option immediately prior to its cancellation (without interest thereon). For the avoidance of doubt, any APX Stock Option for which the Per Share APX Merger Consideration is less than or equal to the exercise price per share of APX Series C Common Stock subject to such APX Stock Option will not be entitled to receive any portion of the APX Merger Consideration, and will be cancelled, as of the Closing Date, with no consideration delivered in exchange therefor. APX will take all actions necessary under the APX Stock Option Plan to terminate the APX Stock Option Plan effective as of the Closing Date and ensure that from and after the Effective Time there are not outstanding rights to acquire shares of APX Series C Common Stock;

(iii) APX Series A Preferred Stock. At the Effective Time, by virtue of the APX Merger and without any action on the part of any holder of APX Series A Preferred Stock, each share (an “APX Series A Preferred Share”)

of APX Series A Preferred Stock that is then issued and outstanding, including APX Series A Preferred Shares issued immediately prior the Closing upon the exercise of APX Series D Warrants in accordance with Section 1.7(a)(v), will be converted into and become the right to receive an amount in cash equal to $1,000.00, as set forth on the Closing Payments Schedule;

(iv) APX Series D Preferred Stock. At the Effective Time, by virtue of the APX Merger and without any action on the part of any holder of APX Series D Preferred Stock, each share (an “APX Series D Preferred Share”) of APX Series D Preferred Stock that is then issued and outstanding will be converted into and become the right to receive an amount in cash equal to the product of (i) the sum of (A) $1,000.00, plus (B) all accrued but unpaid dividends thereon multiplied by (ii) 1.2, as set forth on the Closing Payments Schedule; and

(v) APX Series D Warrants. APX will use commercially reasonable efforts to cause, immediately prior to the Effective Time, each outstanding APX Series D Warrant to be exercised. From and after the Effective Time, each unexercised APX Series D Warrant issued and outstanding immediately prior to the Effective Time will, in accordance with the terms of such APX Series D Warrant, only entitle the holder thereof to exchange such APX Series D Warrant (after giving effect to the payment of the aggregate exercise price of such APX Series D Warrant) for an amount in cash equal to the amount to which such holder would have been entitled pursuant to Sections 1.7(a)(i) and 1.7(a)(iii) with respect to the APX Common Shares and APX Series A Preferred Shares that would have been issued upon the exercise of such APX Series D Warrant as of immediately prior to the Effective Time.

(b) Solar Merger. The aggregate amount payable by Buyer in the Solar Merger will be the amount in cash equal to the Aggregate Solar Consideration, plus the amount (if any) by which the Final Solar Net Worth Amount exceeds the Target Solar Net Worth Amount, and minus the amount (if any) by which the Target Solar Net Worth Amount exceeds the Final Solar Net Worth Amount (the “Adjusted Aggregate Solar Consideration”). The portion of the Adjusted Aggregate Solar Consideration payable to holders of Solar Common Shares and Solar Sub Stock Options at the Effective Time pursuant to Section 1.7(b)(i)-(ii) will be an amount (the “Solar Closing Merger Consideration”) equal to the Aggregate Solar Consideration, minus the Solar Escrow Amount, minus the Solar Adjustment Escrow Amount, minus the Solar Representative Expense Amount, minus the Net Funded Debt of Solar as set forth on the Net Funded Debt Payment Schedule, minus the Solar Transaction Expenses as set forth on the Transaction Expense Payment Schedule, minus the amount of the Solar Sub Employee Closing Payments as set forth on the Solar Sub Employee Payment Schedule, minus the Solar Sub Payroll Taxes, minus the aggregate amount payable to holders of Solar Series B Preferred Shares pursuant to Section 1.7(b)(iv), minus the aggregate amount payable to holders of Solar Sub Stock Options outstanding as of the Effective Time pursuant to Section 1.7(b)(ii), plus the amount (if any) by which the Estimated Solar Net Worth Amount exceeds the Target Solar Net Worth Amount, and minus the amount (if any) by which the Estimated Solar Net Worth Amount is less than the Target Solar Net Worth Amount. Subject to this Article I and in accordance with Article II, with respect to the Solar Merger:

(i) Solar Common Stock. At the Effective Time, by virtue of the Solar Merger and without any action on the part of any holder of Solar Common Stock, each share (a “Solar Common Share”) of Solar Common Stock that is then issued and outstanding (other than Solar Dissenting Shares, if any) will be converted and automatically exchanged into the right to receive an amount in cash (the “Per Share Solar Merger Consideration”) equal to the Per Share Percentage multiplied by the sum of (A) the Solar Closing Merger Consideration as set forth on the Closing Payments Schedule pursuant to Section 2.1(k), plus (B) the aggregate exercise price of all In-the-Money Solar Sub Stock Options, and plus (C) the aggregate of any amounts payable to former holders of Solar Common Shares in accordance with a Subsequent Payments Schedule delivered pursuant to Section 2.4(e)(ii), 8.7(b) or 9.2(f) (the “Solar Subsequent Merger Consideration” and, together with the Solar Closing Merger Consideration, the “Solar Merger Consideration”);

(ii) Solar Sub Stock Options. Except as otherwise agreed to in writing between Buyer and a holder of a Solar Sub Stock Option (as defined below), immediately prior to the Effective Time, each outstanding and unexercised option to acquire shares of Solar Sub Common Stock (each a “Solar Sub Stock Option”) will become fully vested and, at the Effective Time, to the extent then unexercised, will be canceled, and each holder of Solar Sub Stock Options will become entitled to receive, in lieu of receiving any capital stock of Solar Sub, Solar, Solar Merger Sub or the Solar Surviving Corporation and subject to any applicable withholding and payroll deductions, an amount in cash equal to (A) the excess, if any, of (x) the Per Share Solar Merger Consideration (which, for purposes of this Section 1.7(b)(ii) only, will be determined without subtracting the aggregate amount payable to holders of Solar Sub Stock Options outstanding as of the Effective Time) over (y) the exercise price per share of such Solar Sub Stock Option, multiplied by (B) the total number of shares of Solar Sub Common Stock subject to such Solar Sub Stock Option immediately prior to its cancellation (without interest thereon). For the avoidance of doubt, any Solar Sub Stock Option for (which the Per Share Solar Merger Consideration which, for purposes of this Section 1.7(b)(ii) only, will be determined without subtracting the aggregate amount payable to holders of Solar Sub Stock Options outstanding as of the Effective Time) is less than or equal to the exercise price per share of Solar Sub Common Stock subject to such Solar Sub Stock Option will not be entitled to receive any portion of the Solar Merger Consideration, and will be cancelled, as of the Closing Date, with no consideration delivered in exchange therefor. Solar Sub will take all actions necessary under the Solar Sub Stock Incentive Plan to terminate the Solar Sub Stock Incentive Plan effective as of the Closing Date and ensure that from and after the Effective Time there are no outstanding rights to acquire shares of Solar Sub Common Stock;

(iii) Solar Series A Preferred Stock. At the Effective Time, by virtue of the Solar Merger and without any action on the part of any holder of Solar Series A Preferred Stock, each share of Solar Series A Preferred Stock that is then issued and outstanding will be cancelled without any consideration therefor; and

(iv) Solar Series B Preferred Stock. At the Effective Time, by virtue of the Solar Merger and without any action on the part of any holder of Solar Series B Preferred Stock, each share (a “Solar Series B Preferred Share”) of Solar Series B Preferred Stock that is then issued and outstanding will be converted into and become the right to receive an amount in cash equal to the Change of Control Price (as such term is defined in the Certificate of Designation of Preferences and Rights of Series B Preferred Stock of Solar), in either case as set forth on the Closing Payments Schedule.

(c) 2GIG Merger. The aggregate amount payable by Buyer in the 2GIG Merger will be the amount in cash equal to the Aggregate 2GIG Consideration, plus the amount (if any) by which the Final 2GIG Net Worth Amount exceeds the Target 2GIG Net Worth Amount, and minus the amount (if any) by which the Target 2GIG Net Worth Amount exceeds the Final 2GIG Net Worth Amount (“Adjusted Aggregate 2GIG Consideration”). The portion of the Adjusted Aggregate 2GIG Consideration payable to holders of 2GIG Common Shares and 2GIG Stock Options at the Effective Time pursuant to Sections 1.7(c)(i)-(ii) will be an amount (the “2GIG Closing Merger Consideration”) equal to the Aggregate 2GIG Consideration, minus the 2GIG Escrow Amount, minus the 2GIG Adjustment Escrow Amount, minus the 2GIG Representative Expense Amount, minus the Net Funded Debt of 2GIG as set forth on the Net Funded Debt Payment Schedule, minus the 2GIG Transaction Expenses as set forth on the Transaction Expense Payment Schedule, minus the 2GIG Employee Closing Payments as set forth on the 2GIG Employee Payment Schedule, minus the 2GIG Payroll Taxes, plus the amount (if any) by which the Estimated 2GIG Net Worth Amount exceeds the Target 2GIG Net Worth Amount, and minus the amount (if any) by which the Estimated 2GIG Net Worth Amount is less than the Target 2GIG Net Worth Amount. Subject to this Article I and in accordance with Article II, with respect to the 2GIG Merger:

(i) 2GIG Common Stock. At the Effective Time, by virtue of the 2GIG Merger and without any action on the part of any holder of 2GIG Common Stock, each share (a “2GIG Common Share”) of 2GIG Common Stock that is then issued and outstanding (other than 2GIG Dissenting Shares, if any) will be converted and automatically exchanged into the right to receive an amount in cash (the “Per Share 2GIG Merger Consideration”) equal to the Per Share Percentage multiplied by the sum of (A) the 2GIG Closing Merger Consideration as set forth on the Closing Payments Schedule pursuant to Section 2.1(k), plus (B) the aggregate exercise price of all In-the-Money 2GIG Stock Options, and plus (C) the aggregate of any amounts payable to former holders of 2GIG Common Shares and In-the-Money 2GIG Stock Options in accordance with a Subsequent Payments Schedule delivered pursuant to Section 2.4(e)(iii), 8.7(c) or 9.2(f) (the “2GIG Subsequent Merger Consideration” and, together with the 2GIG Closing Merger Consideration, the “2GIG Merger Consideration” and, together with the APX Merger Consideration and the Solar Merger Consideration, the “Combined Merger Consideration”); and

(ii) 2GIG Stock Options. Except as otherwise agreed to in writing between Buyer and a holder of a 2GIG Stock Option (as defined below), immediately prior to the Effective Time, each outstanding and unexercised option to acquire shares of 2GIG Common Stock (each a “2GIG Stock Option”) will become fully vested and, at the Effective Time, to the extent then unexercised, will be canceled, and each holder of 2GIG Stock Options will become entitled to receive, in lieu of receiving any capital stock of 2GIG, 2GIG Merger Sub or the 2GIG Surviving Corporation and subject to any applicable withholding and payroll deductions, an amount in cash equal to (A) the excess, if any, of (x) the Per Share 2GIG Merger Consideration over (y) the exercise price per share of such 2GIG Stock Option, multiplied by (B) the total number of shares of 2GIG Common Stock subject to such 2GIG Stock Option immediately prior to its cancellation (without interest thereon). For the avoidance of doubt, any 2GIG Stock Option for which the Per Share 2GIG Merger Consideration is less than or equal to the exercise price per share of 2GIG Common Stock subject to such 2GIG Stock Option shall not be entitled to receive any portion of the 2GIG Merger Consideration, and shall be cancelled, as of the Closing Date, with no consideration delivered in exchange therefor. 2GIG will take all actions necessary under the 2GIG Stock Incentive Plan to terminate the 2GIG Stock Incentive Plan effective as of the Closing Date and ensure that from and after the Effective Time there are no outstanding rights to acquire 2GIG Common Stock.

(d) Merger Subs. Each share of capital stock of each Merger Sub will be converted into one share of capital stock of the applicable Surviving Corporation.

1.8 Dissenting Shares. Prior to the Closing, the Companies will enforce the terms of each agreement pursuant to which a holder of APX Common Stock, Solar Common Stock or 2GIG Common Stock is a party and obtain consents to the applicable Merger and waivers of appraisal rights from each such holder (other than a Principal Stockholder or a holder who has voted in favor or consented to the adoption of this Agreement). Notwithstanding the foregoing provisions of this Article I and to the extent available under Section 262 of the DGCL, Dissenting Shares, if any, will not be converted into, or represent the right to receive, the APX Merger Consideration, Solar Merger Consideration or 2GIG Merger Consideration, as the case may be, and the holders thereof will be entitled only to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for the fair cash value of such shares pursuant to Section 262 of the DGCL will receive such payment therefor from the applicable Surviving Corporation in accordance with the DGCL; provided, however, that if any such holder of Dissenting Shares (a) fails to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL or (b) withdraws such holder’s demand for appraisal of such shares or waives or loses such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder will forfeit the right to appraisal of such shares and each such share will not constitute a Dissenting Share and will be treated as if it had been converted and automatically exchanged into the right to receive, as of the Effective Time, from the applicable Surviving Corporation the portion of the APX Merger Consideration, Solar Merger Consideration or 2GIG Merger Consideration, as the

case may be, deliverable in respect thereof as determined in accordance with this Article I and Article II, without any interest thereon. Each Company will give Buyer (i) prompt notice of any demands received by such Company for appraisal of any applicable shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by such Company and (ii) the opportunity to participate in any proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, no Company will, without the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

1.9 Rollover. Concurrently with the execution and delivery of this Agreement, Buyer has entered into, and prior to the Closing Buyer intends to enter into, share contribution, rollover and subscription agreements (each, a “Rollover Agreement”) with certain Company Interest Holders (the “Rollover Equityholders”) pursuant to which, immediately prior to the Effective Time, the Rollover Equityholders will exchange certain of the Companies Group Equity held by such Rollover Equityholders (the “Rolled Equity”) for equity securities of Buyer (collectively, the “Rollover Transactions”). Notwithstanding anything to the contrary herein, all Companies Group Equity owned by Buyer at the Effective Time will be automatically cancelled and will cease to exist and no consideration will be delivered in exchange therefor, except for any amounts required to be paid into any of the Escrow Funds pursuant to Article II in respect of such Rolled Equity, which amounts will be paid into the Escrow Funds and will otherwise be treated for all purposes hereunder as if such Rolled Equity were still held by the applicable Rollover Equityholder at the Effective Time. Each Rollover Equityholder will retain the right to receive any payments from the Escrow Funds in respect of any Rolled Equity contributed to Buyer by such Rolled Equityholder, when, if and to the extent such amounts would have become payable to such Rollover Equityholder had such Rollover Equityholder held such Rolled Equity at the Effective Time. For the avoidance of doubt, the Rolled Equity will be treated as if it was outstanding at the Effective Time for purposes of calculating the allocation of the consideration payable to the other Company Interest Holders.

II. PAYMENT OF CONSIDERATION

2.1 Estimated Closing Statement. Not less than five Business Days prior to the anticipated Closing Date, the Companies will deliver to Buyer a written statement (the “Estimated Closing Statement”) setting forth:

(a) an estimated unaudited consolidated balance sheet of APX and its Subsidiaries as of the close of business on the Closing Date (the “Estimated APX Closing Date Balance Sheet”), which will be prepared in good faith in accordance with APX’s Applicable Accounting Practices, as well as a good faith estimate of the Net Worth of APX and its Subsidiaries as of such close of business as derived therefrom (the “Estimated APX Net Worth Amount”);

(b) an estimated unaudited consolidated balance sheet of Solar and its Subsidiaries as of the close of business on the Closing Date (the “Estimated Solar Closing Date Balance Sheet”),

which will be prepared in good faith in accordance with Solar’s Applicable Accounting Practices, as well as a good faith estimate of the Net Worth of Solar and its Subsidiaries as of such close of business as derived therefrom (the “Estimated Solar Net Worth Amount”);

(c) an estimated unaudited consolidated balance sheet of 2GIG and its Subsidiary as of the close of business on the Closing Date (the “Estimated 2GIG Closing Date Balance Sheet”), which will be prepared in good faith in accordance with 2GIG’s Applicable Accounting Practices, as well as a good faith estimate of the Net Worth of 2GIG and its Subsidiary as of such close of business as derived therefrom (the “Estimated 2GIG Net Worth Amount”);

(d) the amount of the RBS Repurchase Amount and the Riverwoods Repurchase Amount, together with wire transfer instructions with respect to the payment of such amounts at the Closing;

(e) a schedule (the “Net Funded Debt Payment Schedule”) setting forth the Companies’ respective good faith estimates of each such Company’s Funded Debt, Company Cash and Net Funded Debt as of immediately prior to the Effective Time, together with wire transfer instructions for each Person listed on the Net Funded Debt Payment Schedule;

(f) a schedule (the “Transaction Expense Payment Schedule”) setting forth each Company’s good faith estimate of the amount of such Company’s Transaction Expenses as of immediately prior to the Effective Time, together with wire transfer instructions for each Person listed on the Transaction Expense Payment Schedule;

(g) the APX Representative Expense Amount, the Solar Representative Expense Amount and the 2GIG Representative Expense Amount;

(h) a schedule (the “APX Employee Payment Schedule”) setting forth (A) the APX Employee Closing Payment payable to each Person listed thereon pursuant to the applicable APX Employee Payment Contract under which such payment obligation arises, (B) the aggregate amount of the maximum potential APX Employee Post-Closing Payment payable following the Closing, identifying thereon each applicable potential recipient of such Employee Post-Closing Payments and the applicable APX Employee Payment Contract under which such potential payment obligation would arise, and (C) an estimate of the aggregate amount of APX Payroll Taxes;

(i) a schedule (the “Solar Sub Employee Payment Schedule”) setting forth (A) the Solar Sub Employee Closing Payment payable to each Person listed thereon at Closing pursuant to the applicable Solar Sub Employee Payment Contract under which such payment obligation arises and (B) an estimate of the aggregate amount of Solar Sub Payroll Taxes;

(j) a schedule (the “2GIG Employee Payment Schedule”) setting forth (A) the 2GIG Employee Closing Payment payable to each Person listed thereon at Closing pursuant to the applicable 2GIG Employee Payment Contract under which such payment obligation arises and (B) an estimate of the aggregate amount of 2GIG Payroll Taxes; and

(k) a schedule (the “Closing Payments Schedule”) setting forth the aggregate amount of the APX Closing Merger Consideration, the Solar Closing Merger Consideration and the 2GIG Closing Merger Consideration, as well as the amounts to be paid at the Effective Time to each Person entitled to receive a payment pursuant to Section 1.7, in each case based on the applicable amounts set forth in the Estimated Closing Statement.

2.2 Closing Payments. Subject to the terms and conditions of this Agreement, at the Closing, Buyer will deliver by wire transfer of immediately available funds to:

(a) subject to Section 2.6 hereof, each holder of APX Common Shares, APX Series D Warrants, Solar Common Shares or 2GIG Common Shares, the portion of the APX Closing Merger Consideration, Solar Closing Merger Consideration or 2GIG Closing Merger Consideration, as applicable, payable to such holder as set forth on the Closing Payments Schedule, which amount will be paid by wire transfer of immediately available funds in accordance with the instructions set forth in the Acknowledgement/Release Letter completed and executed by such holder;

(b) subject to Section 2.6 hereof, each holder of APX Series A Preferred Shares or APX Series D Preferred Shares, the amount payable to such holder pursuant to Section 1.7(a)(iii) or 1.7(a)(iv), as applicable, as set forth on the Closing Payments Schedule, which amount will be paid by wire transfer of immediately available funds in accordance with the instructions set forth in the Acknowledgement/Release Letter completed and executed by such holder;

(c) subject to Section 2.6 hereof, each holder of Solar Series B Preferred Shares, the amount payable to such holder of Solar Series B Preferred Shares pursuant to Section 1.7(b)(iv) as set forth on the Closing Payments Schedule, which amount will be paid by wire transfer of immediately available funds in accordance with the instructions set forth in the Acknowledgement/Release Letter completed and executed by such holder;

(d) each Person listed on the Net Funded Debt Payment Schedule, the amount set forth opposite such Person’s name, which amount will be paid by wire transfer of immediately available funds in accordance with the instructions set forth in the Net Funded Debt Payment Schedule;

(e) each Person listed on the Transaction Expense Payment Schedule, the amount set forth opposite such Person’s name, which amount will be paid by wire transfer of immediately available funds in accordance with the instructions set forth in the Transaction Expense Payment Schedule;

(f) Alarm Contracts, LLC and RBS (as defined in the RBS Agreement), on behalf of AP AL LLC, the RBS Repurchase Amount, which amount will be paid by wire transfer of immediately available funds in accordance with the instructions set forth on the Estimated Closing Statement;

(g) Riverwoods Capital Fund II, LLC and Riverwoods Capital Fund III, LLC, on behalf of Vivint, Inc., the Riverwoods Repurchase Amount, which amount will be paid by wire transfer of immediately available funds in accordance with the instructions set forth on the Estimated Closing Statement;

(h) the Escrow Agent, (i) the APX Escrow Amount, to be held in the APX Escrow Fund, (ii) the Solar Escrow Amount, to be held in the Solar Escrow Fund, (iii) the 2GIG Escrow Amount, to be held in the 2GIG Escrow Fund, (iv) an amount equal to the aggregate amount of the maximum potential APX Employee Post-Closing Payments listed on the APX Employee Payment Schedule (net of the portion thereof to be allocated to an Escrow Fund or a Representative Fund, as identified on the APX Employee Payment Schedule) (such aggregate amount, the “APX Employee Escrow Amount”), to be held in the APX Employee Escrow Fund, (v) the APX Adjustment Escrow Amount, to be held in the APX Adjustment Escrow Fund, (vi) the Solar Adjustment Escrow Amount, to be held in the Solar Adjustment Escrow Fund, and (vii) the 2GIG Adjustment Escrow Amount, to be held in the 2GIG Adjustment Escrow Fund;

(i) the applicable Representative, (i) the APX Representative Expense Amount, to be held in the APX Representative Expense Fund, (ii) the Solar Representative Expense Amount, to be held in the Solar Representative Expense Fund, and (iii) the 2GIG Representative Expense Amount, to be held in the 2GIG Representative Expense Fund;

(j) APX, the aggregate amount of the APX Employee Closing Payments as set forth on the APX Employee Payment Schedule, and Buyer will cause the APX Surviving Corporation to, on the first applicable scheduled payroll date following the Closing, pay to each applicable Person set forth thereon the applicable APX Employee Closing Payment as set forth on the APX Employee Payment Schedule;

(k) Solar Sub, the aggregate amount of the Solar Sub Employee Closing Payments as set forth on the Solar Sub Employee Payment Schedule, and Buyer will cause Solar Sub to, on the first scheduled payroll date following the Closing, pay to each Person set forth thereon the applicable Solar Sub Employee Closing Payment as set forth on the Solar Sub Employee Payment Schedule; and

(l) 2GIG, the aggregate amount of the 2GIG Employee Closing Payments as set forth on the 2GIG Employee Payment Schedule, and Buyer will cause 2GIG to, on the first scheduled payroll date following the Closing, pay to each Person set forth thereon the applicable 2GIG Employee Closing Payment as set forth on the 2GIG Sub Employee Payment Schedule.

2.3 Payment of Stock Options. On the first applicable scheduled payroll date following the Closing, (a) the APX Surviving Corporation will, and Buyer will cause the APX Surviving Corporation to, pay to each former holder of an APX Stock Option the amount payable to such former holder as set forth on the Closing Payments Schedule, (b) Solar Sub will, and Buyer will cause Solar Sub to, pay to each former holder of a Solar Sub Stock Option the amount payable to such former holder as set forth on the Closing Payments Schedule, and (c) the 2GIG Surviving Corporation will, and Buyer will cause the 2GIG Solar Corporation to, pay to each former holder of a 2GIG Stock Option the amount payable to such former holder as set forth on the Closing Payments Schedule, less, in each case, applicable withholding and payroll deductions as required under applicable Tax Law.

2.4 Purchase Price Adjustment. (a) For purposes of this Agreement, the “Net Worth” of a Company as of any date means the consolidated assets of such Company and its Subsidiaries as of such date minus the consolidated liabilities of such Company and its Subsidiaries as of such date, in each case determined in accordance with GAAP, as applied in a manner consistent with the accounting practices of such Company used to prepare its audited financial statements as of and for the 12 month period ended December 31, 2011, before purchase accounting for the Transactions (as to each Company, such Company’s accounting practices, as modified by this Section 2.4(a), the “Applicable Accounting Practices”); provided, however, that (i) in no event will the calculation of Net Worth of a Company (A) include any assets or liabilities included in Funded Debt, Company Cash or any Transaction Expenses, APX Employee Payments, Solar Sub Employee Closing Payments, 2GIG Employee Closing Payments, the Riverwood Repurchase Amount, the RBS Repurchase Amount or any other assets and liabilities that are otherwise set forth on the applicable Estimated Closing Statement if and to the extent paid, to be paid or, in the case of Company Cash, netted against any payment at Closing, in each case pursuant to Section 2.2 (without giving effect to any reduction to Company Cash set forth in the definition of “Net Funded Debt”), (B) include any assets or liabilities in respect of (1) deferred financing fees, (2) management notes receivables or (3) deferred Tax assets and liabilities or (C) except for any payments to be made from one Company to another Company at the Closing pursuant to Section 2.2, give effect to the consummation of the Transactions or any transactions effectuated by Buyer or its Affiliates, including the Companies and their Subsidiaries, after the Closing, including the settlement or cancellation of the APX Stock Options, Solar Sub Stock Options and 2GIG Stock Options, (ii) the Final APX Net Worth Amount, the Final Solar Net Worth Amount and Final 2GIG Net Worth Amount will include the excess, if any, of the Funded Debt, the Company Cash, the Transaction Expenses, APX Employee Payments, Solar Sub Employee Closing Payments or 2GIG Employee Closing Payments over the amounts paid (or, in the case of Company Cash, netted against any payment at Closing) with respect thereto pursuant to Section 2.2, and (iii) any calculation of Net Worth of a Company for purposes of this Agreement will reflect the adjustments provided for in the Net Worth calculations with respect to such Company that are set forth in Schedule 2.4(a), which contains a sample calculation of Net Worth for each Company for reference purposes only (and no Company makes any representation or warranty, or will incur any liability, in respect thereof by reason of such inclusion).

(b) As soon as reasonably practicable following the Closing Date, and in any event within 90 calendar days thereafter, Buyer will cause the applicable Surviving Corporation to prepare and deliver to the applicable Representative (collectively, the “Proposed Final Closing Statement” and the amounts set forth thereon, the “Proposed Final Net Worth Amounts”):

(i) an unaudited consolidated balance sheet of APX and its Subsidiaries as of the close of business on the Closing Date (the “APX Closing Date Balance Sheet”) and a calculation of the Net Worth of APX and its Subsidiaries as of the Closing Date based on the APX Closing Date Balance Sheet (“Proposed Final APX Net Worth Amount”), in each case, determined without giving effect to the consummation of the APX Merger. The APX Closing Date Balance Sheet will be prepared using APX’s Applicable Accounting Practices;

(ii) an unaudited consolidated balance sheet of Solar and its Subsidiaries as of the close of business on the Closing Date (the “Solar Closing Date Balance Sheet”) and a calculation of the Net Worth of Solar and its Subsidiaries as of the Closing Date based on the Solar Closing Date Balance Sheet (“Proposed Final Solar Net Worth Amount”), in each case, determined without giving effect to the consummation of the Solar Merger. The Solar Closing Date Balance Sheet will be prepared using Solar’s Applicable Accounting Practices; and

(iii) an unaudited consolidated balance sheet of 2GIG and its Subsidiary as of the close of business on the Closing Date (the “2GIG Closing Date Balance Sheet,” and together with the APX Closing Date Balance Sheet and Solar Closing Date Balance Sheet, the “Closing Date Balance Sheets”) and a calculation of the Net Worth of 2GIG and its Subsidiary as of the Closing Date based on the 2GIG Closing Date Balance Sheet (“Proposed Final 2GIG Net Worth Amount”), in each case, determined without giving effect to the consummation of the 2GIG Merger. The 2GIG Closing Date Balance Sheet will be prepared using 2GIG’s Applicable Accounting Practices.

(c) Following the Closing, Buyer will provide the Representatives and their representatives reasonable access during normal business hours to the records, properties, personnel and auditors of the Companies and their respective Subsidiaries in connection with the Representatives’ review of the applicable portion of the Proposed Final Closing Statement, and will cause the personnel of each Company and its respective Subsidiaries, including their respective officers, to reasonably cooperate with the applicable Representative in connection therewith.

(d) If a Representative disagrees with the calculation of any applicable amounts set forth in the Proposed Final Closing Statement, it will notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within 60 days after the delivery by Buyer of the Proposed Final Closing Statement (any such disagreements so notified in writing within such timeframe, the “Specified Items”). In the event that any Representative does not provide such a notice of disagreement within such 60-day period, such Representative will be deemed to have accepted the Proposed Final Net

Worth Closing Amounts, and the Proposed Final APX Net Worth Amount will be deemed to be Final APX Net Worth Amount, the Proposed Final Solar Net Worth Amount will be deemed to be Final Solar Net Worth Amount and the Proposed Final 2GIG Net Worth Amount will be deemed to be the Final 2GIG Net Worth Amount. In the event any such notice of disagreement is timely provided with respect to a Proposed Final Closing Statement, Buyer and the applicable Representative will use commercially reasonable efforts for a period of 45 days (or such longer period as they may mutually agree) to resolve any applicable Specified Items. If, at the end of such period, they are unable to resolve any such Specified Items, then Duff & Phelps Corp. (or such other independent accounting firm of recognized national standing as may be mutually selected by Buyer and the applicable Representative(s)) (the “Accounting Firm”) will resolve any remaining disagreements. The Accounting Firm will determine as promptly as practicable, but in any event within 30 days of the date on which such dispute is referred to the Accounting Firm, whether the applicable Proposed Final Net Worth Amounts subject to dispute were prepared in accordance with the standards set forth in Section 2.4(b) and whether and to what extent (if any) the applicable Proposed Final Net Worth Amount(s) requires adjustment. The determinations of the Accounting Firm will be final, conclusive and binding on the parties hereto. The Accounting Firm will act to resolve only the Specified Items that remain unresolved at the time of the Accounting Firm’s determination, and will resolve the dispute over such unresolved Specified Items based on the submissions of Buyer and the relevant Representative, without audit or discovery, and may not assign a value to any particular item that is greater than the greatest value for such item claimed by either party in dispute or less than the lowest value for such item claimed by either party in dispute, in each case as presented to the Accounting Firm. The fees and expenses of the Accounting Firm will be borne on a proportionate basis by the applicable Representative (in which case the amount will be paid out of the applicable Adjustment Escrow Fund) on the one hand, and by Buyer, on the other hand, by the party (either the applicable Representative, in which case the amount will be paid out of the applicable Adjustment Escrow Fund, or Buyer) based on the percentage which the portion of the contested amount not awarded to such Person bears to the amount actually contested by such Person, as finally determined by the Accounting Firm.

(e) The Net Worth of (i) APX and its Subsidiaries, (ii) Solar and its Subsidiaries, and (iii) 2GIG and its Subsidiary, in each case as of the close of business on the Closing Date and as finally determined pursuant to this Section 2.4, are referred to herein as the “Final APX Net Worth Amount,” the “Final Solar Net Worth Amount” and “Final 2GIG Net Worth Amount,” respectively (each, a “Final Net Worth Amount”). Following the determination of the applicable Final Net Worth Amount:

(i) (A) if the Final APX Net Worth Amount is greater than the Estimated APX Net Worth Amount, then (1) within two Business Days after the Final APX Net Worth Amount has been finally determined, the APX Representative will deliver to Buyer a schedule (a “Subsequent Payments Schedule”) setting forth the portion of such excess payable to (I) each former holder of APX Common Shares issued and outstanding as of immediately prior to the Effective Time and each former holder of APX Series D Warrants not exercised pursuant to Section 1.7(a)(v), (II) each former holder of APX Stock Options issued and outstanding as of immediately prior to the Effective Time, and (III) each of the Persons identified in such Subsequent Payments Schedule in connection with certain APX Employee Payments payable to such Person (which for this purpose may include the APX Employee Escrow Fund) (collectively, the “APX Post-Closing Payees”), (2) within two Business Days after receipt of such Subsequent Payments Schedule, subject to Section 2.6 hereof, Buyer will pay or cause to be paid, by wire transfer of immediately available funds, to each APX Post-Closing Payee, the amount payable to such APX Post-Closing Payee as set forth in such Subsequent Payments Schedule, and (3) Buyer and the APX Representative will, within two Business Days after the Final APX Net Worth Amount has been finally determined, jointly instruct the Escrow Agent to disburse to the APX Post-Closing Payees, pursuant to a Subsequent Payments Schedule prepared by the APX Representative and delivered to the Escrow Agent concurrently with such joint written instructions, the remainder, if any, of the APX Adjustment Escrow Fund (after giving effect to all other payments therefrom pursuant to this Section 2.4(e)), by wire transfer of immediately available funds to each APX Post-Closing Payee in the amount set forth in such Subsequent Payments Schedule, (B) if the Final APX Net Worth Amount is less than the Estimated APX Net Worth Amount, then Buyer and the APX Representative will, within two Business Days after the Final APX Net Worth Amount has been finally determined, jointly instruct the Escrow Agent (i) to disburse the absolute value of the amount of such shortfall (x) first, from the APX Adjustment Escrow Fund and (y) second, if insufficient funds remain in the APX Adjustment Escrow Fund, from the APX Escrow Fund in the amount by which the absolute value of the shortfall exceeds the amount of the APX Adjustment Escrow Fund, by wire transfer of immediately available funds to an account designated by Buyer and (ii) to disburse to the APX Post-Closing Payees, pursuant to a Subsequent Payments Schedule prepared by the APX Representative and delivered to the Escrow Agent concurrently with such joint written instructions, the remainder, if any, of the APX Adjustment Escrow Fund (after giving effect to all other payments therefrom pursuant to this Section 2.4(e)), by wire transfer of immediately available funds to each APX Post-Closing Payee in the amount set forth in such Subsequent Payments Schedule, or (C) if the Final APX Net Worth Amount is equal to the Estimated APX Net Worth Amount, then (1) no adjustment will be made and (2) Buyer and the APX Representative will, within two Business Days after the Final APX Net Worth Amount has been finally determined, jointly instruct the Escrow Agent to disburse to the APX Post-Closing Payees, pursuant to a Subsequent Payments Schedule prepared by the APX Representative and delivered to the Escrow Agent concurrently with such joint written instructions, the remainder, if any, of the APX Adjustment Escrow Fund (after giving effect to all other payments therefrom pursuant to this Section 2.4(e)), by wire transfer of immediately available funds to each APX Post-Closing Payee in the amount set forth in such Subsequent Payments Schedule.

(ii) (A) if the Final Solar Net Worth Amount is greater than the Estimated Solar Net Worth Amount, then (1) within two Business Days after the Final Solar Net Worth Amount has been finally determined, the Solar Representative will deliver to Buyer a Subsequent Payments Schedule setting forth the portion of such excess payable to (I) each former holder of Solar Common Shares issued and outstanding as of immediately prior to the Effective Time, (II) each former holder of Solar Sub Stock

Options issued and outstanding as of immediately prior to the Effective Time, and (III) each of the Persons identified in such Subsequent Payments Schedule in connection with certain Solar Sub Employee Closing Payments payable to such Person (collectively, the “Solar Post-Closing Payees”), (2) within two Business Days after receipt of such Subsequent Payments Schedule, Buyer will pay or cause to be paid, by wire transfer of immediately available funds, to each Solar Post-Closing Payee, the amount payable to such Solar Post-Closing Payee as set forth in such Subsequent Payments Schedule, and (3) Buyer and the Solar Representative will, within two Business Days after the Final Solar Net Worth Amount has been finally determined, jointly instruct the Escrow Agent to disburse to the Solar Post-Closing Payees, pursuant to a Subsequent Payments Schedule prepared by the Solar Representative and delivered to the Escrow Agent concurrently with such joint written instructions, the remainder, if any, of the Solar Adjustment Escrow Fund (after giving effect to all other payments therefrom pursuant to this Section 2.4(e)), by wire transfer of immediately available funds to each Solar Post-Closing Payee in the amount set forth in such Subsequent Payments Schedule, (B) if the Final Solar Net Worth Amount is less than the Estimated Solar Net Worth Amount, then Buyer and the Solar Representative will, within two Business Days after the Final Solar Net Worth Amount has been finally determined, jointly instruct the Escrow Agent (i) to disburse the absolute value of the amount of such shortfall (x) first, from the Solar Adjustment Escrow Fund and (y) second, if insufficient funds remain in the Solar Adjustment Escrow Fund, from the Solar Escrow Fund in the amount by which the absolute value of the shortfall exceeds the amount of the Solar Adjustment Escrow Fund, by wire transfer of immediately available funds to an account designated by Buyer and (ii) to disburse to the Solar Post-Closing Payees, pursuant to a Subsequent Payments Schedule prepared by the Solar Representative and delivered to the Escrow Agent concurrently with such joint written instructions, the remainder, if any, of the Solar Adjustment Escrow Fund (after giving effect to all other payments therefrom pursuant to this Section 2.4(e)), by wire transfer of immediately available funds to each Solar Post-Closing Payee in the amount set forth in such Subsequent Payments Schedule, or (C) if the Final Solar Net Worth Amount is equal to the Estimated Solar Net Worth Amount, then (1) no adjustment will be made and (2) Buyer and the Solar Representative will, within two Business Days after the Final Solar Net Worth Amount has been finally determined, jointly instruct the Escrow Agent to disburse to the Solar Post-Closing Payees, pursuant to a Subsequent Payments Schedule prepared by the Solar Representative and delivered to the Escrow Agent concurrently with such joint written instructions, the remainder, if any, of the Solar Adjustment Escrow Fund (after giving effect to all other payments therefrom pursuant to this Section 2.4(e)), by wire transfer of immediately available funds to each Solar Post-Closing Payee in the amount set forth in such Subsequent Payments Schedule; and

(iii) (A) if the Final 2GIG Net Worth Amount is greater than the Estimated 2GIG Net Worth Amount, then (1) within two Business Days after the Final 2GIG Net Worth Amount has been finally determined, the 2GIG Representative will deliver to Buyer a Subsequent Payments Schedule setting forth the portion of such excess payable to (I) each former holder of 2GIG Common Shares issued and outstanding as of immediately prior to the Effective Time, (II) each former holder of 2GIG Stock Options issued and outstanding as of immediately prior to the Effective Time, and (III) each of the

Persons identified in such Subsequent Payments Schedule in connection with certain APX Employee Payments payable to such Person (which for this purpose may include the APX Employee Escrow Fund) (collectively, the “2GIG Post-Closing Payees”), (2) within two Business Days after receipt of such Subsequent Payments Schedule, Buyer will pay or cause to be paid, by wire transfer of immediately available funds, to certain 2GIG Post-Closing Payees, the amount payable to such 2GIG Post-Closing Payees as set forth in such Subsequent Payments Schedule, and (3) Buyer and the 2GIG Representative will, within two Business Days after the Final 2GIG Net Worth Amount has been finally determined, jointly instruct the Escrow Agent to disburse to the 2GIG Post-Closing Payees (which for this purpose may include the APX Employee Escrow Fund), pursuant to a Subsequent Payments Schedule prepared by the 2GIG Representative and delivered to the Escrow Agent concurrently with such joint written instructions, the remainder, if any, of the 2GIG Adjustment Escrow Fund (after giving effect to all other payments therefrom pursuant to this Section 2.4(e)), by wire transfer of immediately available funds to each 2GIG Post-Closing Payee in the amount set forth in such Subsequent Payments Schedule, (B) if the Final 2GIG Net Worth Amount is less than the Estimated 2GIG Net Worth Amount, then Buyer and the 2GIG Representative will, within two Business Days after the Final 2GIG Net Worth Amount has been finally determined, jointly instruct the Escrow Agent (1) to disburse the absolute value of the amount of such shortfall (x) first, from the 2GIG Adjustment Escrow Fund and (y) second, if insufficient funds remain in the 2GIG Adjustment Escrow Fund, from the 2GIG Escrow Fund in the amount by which the absolute value of the shortfall exceeds the amount of the 2GIG Adjustment Escrow Fund, by wire transfer of immediately available funds to an account designated by Buyer and (2) to disburse to the 2GIG Post-Closing Payees (which for this purpose may include the APX Employee Escrow Fund), pursuant to a Subsequent Payments Schedule prepared by the 2GIG Representative and delivered to the Escrow Agent concurrently with such joint written instructions, the remainder, if any, of the 2GIG Adjustment Escrow Fund (after giving effect to all other payments therefrom pursuant to this Section 2.4(e)), by wire transfer of immediately available funds to each 2GIG Post-Closing Payee in the amount set forth in such Subsequent Payments Schedule, or (C) if the Final 2GIG Net Worth Amount, is equal to the Estimated 2GIG Net Worth Amount, then (1) no adjustment will be made and (2) Buyer and the 2GIG Representative will, within two Business Days after the Final 2GIG Net Worth Amount has been finally determined, jointly instruct the Escrow Agent to disburse to the 2GIG Post-Closing Payees (which for this purpose may include the APX Employee Escrow Fund), pursuant to a Subsequent Payments Schedule prepared by the 2GIG Representative and delivered to the Escrow Agent concurrently with such joint written instructions, the remainder, if any, of the 2GIG Adjustment Escrow Fund (after giving effect to all other payments therefrom pursuant to this Section 2.4(e)), by wire transfer of immediately available funds to each 2GIG Post-Closing Payee in the amount set forth in such Subsequent Payments Schedule.

(iv) Notwithstanding the foregoing, if insufficient funds are available to make any payment to Buyer pursuant to this Section 2.4(e) from any of the Adjustment Escrow Funds, prior to withdrawing funds from any of the Indemnity Escrow Funds to satisfy such payments, and after giving effect to any other payments required hereunder to be paid out of the Adjustment Escrow Funds to the Buyer pursuant to this Section 2.4(e), the

Representatives and Buyer will jointly instruct the Escrow Agent, concurrently with the delivery of the other written instructions to the Escrow Agent required by this Section 2.4(e), to fund, on an equitable basis, such shortfall, to the extent sufficient funds are available therein, with the amounts that would have been otherwise allocated and payable to the Cross Ownership Holders pursuant to this Section 2.4(e) by the amount of such payments; provided, however, that in the event the Representatives cannot agree on such equitable allocation, such determination will be made by counsel appointed by the Representatives (with the determination of such counsel to be conclusive). Any Subsequent Payment Schedule delivered pursuant to this Section 2.4(e) will reflect the payment of such amounts.

2.5 Subsequent Payments. If (a) any portion of an Escrow Fund is disbursed pursuant to Section 5.9 or 8.7 or (b) any portion of a Representative Expense Fund is disbursed pursuant to Section 9.2(f), in each case to Buyer or a Surviving Corporation for subsequent payment to APX Post-Closing Payees, Solar Post-Closing Payees or 2GIG Post-Closing Payees, as applicable, then Buyer will, or will cause the applicable Surviving Corporation to, pay all such amounts no later than the first applicable scheduled payroll date following receipt of any such amount, in each case subject to any applicable withholding and payroll deductions (which withheld amounts will be remitted to the applicable Governmental Authority when due under applicable Law). Buyer will be entitled to rely on any Subsequent Payments Schedule provided to it for all purposes hereunder.

2.6 Payment and Exchange of Certificates; Acknowledgement/Release Letters. Notwithstanding any other provision hereof, in no event will any Person who is entitled to receive any payment pursuant to this Agreement as a result of any equity interest in any Company or any APX Employee Payment (collectively, the “Company Interest Holders”) receive any such payment unless and until such time as the applicable Person delivers to Buyer or the Companies (a) an acknowledgement and release letter in the applicable form set forth in Schedule 2.6 (each, an “Acknowledgement/Release Letter”) and, if applicable, a properly executed substitute Form W-9 or similar document and (b) with respect to holders of APX Common Shares, APX Series A Preferred Shares, APX Series D Preferred Shares, Solar Common Shares, Solar Series B Preferred Shares or 2GIG Common Shares, certificates representing such shares (“Certificates”). Any Certificate so surrendered will be cancelled and the holder of such Certificate will receive in exchange therefor the right to receive the applicable consideration set forth in Section 1.7, without interest, on the Closing Date or, if later, within five Business Days following receipt of such Certificate and duly completed and validly executed Acknowledgement/Release Letter. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and upon the execution and delivery by such Person of an indemnity agreement in favor of the Surviving Corporation in form and substance reasonably determined by Buyer, Buyer will, subject to this Article II, issue in exchange for such lost, stolen or destroyed Certificate the applicable consideration therefor set forth in Section 1.7, without interest. Each outstanding share of stock of any of the Companies will be deemed cancelled from and after the applicable Effective Time and, for all corporate purposes, to evidence only the right to receive the applicable payments in respect of the Combined Merger Consideration.

2.7 No Liability. Notwithstanding anything to the contrary in this Article II, none of the Companies, Buyer, the Surviving Corporations and any Representative will be liable to any Person for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Law.

2.8 Withholding. Buyer will be entitled to deduct and withhold from amounts otherwise payable to any Person under this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law. If Buyer so withholds (or causes to be withheld) any such amounts, such amounts will be treated for all purposes of this Agreement as having been paid to such Person, and Buyer will pay over such amounts to the applicable Governmental Authority in accordance with applicable Tax Law.

III. REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

Except as set forth in the applicable section of the Disclosure Schedule, each Company represents and warrants, severally, not jointly and only as to itself and its Subsidiaries, to Buyer as follows:

3.1 Corporate Organization of Each Company. Such Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. Such Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Company. The copies of the certificate of incorporation and bylaws of such Company previously made available by such Company to Buyer are true, correct and complete.

3.2 Subsidiaries. All of the Subsidiaries of such Company are set forth on Schedule 3.2. Such Company’s Subsidiaries have been incorporated or organized and are validly existing under the laws of their state of incorporation or organization and have the requisite power and authority to own or lease their properties and to conduct their business as it is now being conducted. Each Subsidiary of such Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Company. The copies of the organizational documents of such Company’s Subsidiaries previously made available by such Company to Buyer are true, correct and complete.

3.3 Due Authorization. Such Company has the requisite corporate power, authority and capacity to execute, deliver and perform this Agreement and each other agreement, instrument and document to be executed and delivered by such Company pursuant hereto (collectively, the “Company Ancillary Agreements”) and (subject to the approvals described below) to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized and approved by the Board of Directors of such Company, and no other corporate proceeding on the part of such Company is necessary to authorize this Agreement, other than the Stockholders Approvals. This Agreement has been, and each Company Ancillary Agreement will upon delivery be, duly and validly executed and delivered by such Company and constitutes, or will upon such delivery constitute, a legal, valid and binding obligation of such Company, enforceable against such Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (such exception, the “Bankruptcy Exception”).

3.4 No Conflict. Subject to the receipt of the Authorizations and other requirements set forth in Section 3.5 and except for Liens incurred in connection with any financing obtained by Buyer or the Surviving Corporations, the execution, delivery and performance of this Agreement and any Company Ancillary Agreement by such Company and the consummation of such Company’s Merger and the other Transactions as herein provided do not and will not conflict with, result in any violation of, or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of such Company or any of its Subsidiaries under, or result in the revocation of, in each case, with or without notice or lapse of time, or both, any provision of (a) the certificate of incorporation, bylaws or other organizational documents of such Company or any of its Subsidiaries, (b) any Contract to which such Company or one of its Subsidiaries is a party or by which such Company or any of its Subsidiaries may be bound, or (c) any Law or Authorization applicable to such Company, any of its Subsidiaries or any of their respective properties or assets or any Governmental Order to which such Company, any of its Subsidiaries or any of their respective properties or assets are subject, except to the extent that, in the case of clauses (b) and (c), the occurrence of any of the foregoing would not, individually or in the aggregate, reasonably be expected to (i) materially impair the ability of such Company to enter into and perform its obligations under this Agreement or (ii) have a Material Adverse Effect on such Company.

3.5 Governmental Authorities; Consents. Assuming the accuracy of the representations and warranties of Buyer contained in this Agreement, no Authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of such Company or any of its Subsidiaries with respect to such Company’s execution or delivery of this Agreement or any Company Ancillary Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act, (b) any Authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Company, and (c) the filing of the applicable Certificate of Merger in accordance with the DGCL.

3.6 Capitalization of the Companies and their Respective Subsidiaries. (a) The authorized capital stock of APX consists of (i) 25,576 shares of APX Series A Common Stock, of which (A) 25,000 shares are issued and outstanding as of the date of this Agreement and (B) assuming the full exercise of APX Series D Warrants, 25,575.45 shares will be issued and outstanding as of immediately prior to the Effective Time, (ii) 25,576 shares of APX Series B Common Stock, of which (A) 25,000 shares are issued and outstanding as of the date of this

Agreement and (B) assuming the full exercise of APX Series D Warrants, 25,575.45 shares will be issued and outstanding as of immediately prior to the Effective Time, (iii) 1,550 shares of APX Series C Common Stock, none of which is outstanding as of the date of this Agreement but 1,548.25 of which are reserved for issuance upon full exercise of outstanding APX Stock Options and APX Series D Warrants, (iv) 25,576 shares of APX Series A Preferred Stock, of which (A) 25,000 shares are issued and outstanding as of the date of this Agreement and (B) assuming the full exercise of APX Series D Warrants, 25,575.45 shares will be issued and outstanding as of immediately prior to the Effective Time, (v) 10,230 shares of Series C Preferred Stock, par value $0.01 per share, of APX, none of which is issued and outstanding as of the date of this Agreement, and (vi) 50,000 shares of Series D Preferred Stock, all of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of APX Common Stock, APX Series A Preferred Stock and APX Series D Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws and any preemptive rights or rights of first refusal of any Person. As of the date of this Agreement, there are APX Stock Options to purchase in the aggregate 1,513.40 shares of APX Series C Common Stock. No shares of capital stock are held by APX as treasury shares. Schedule 3.6(a) sets forth (i) all holders of record of issued and outstanding shares of APX Common Stock, APX Series A Preferred Stock and APX Series D Preferred Stock, identified by each class and series thereof, (ii) all holders of an outstanding APX Stock Option, together with the grant date, vesting schedule, exercise price and number of shares of APX Series C Common Stock subject thereto for such APX Stock Options, and (iii) all holders of outstanding APX Series D Warrants to purchase APX Common Stock and APX Series A Preferred Stock, together with, for each such APX Series D Warrant, the issuance date, exercise price and number and type of shares issuable upon exercise thereof. The exercise price of each APX Stock Option is equal to or greater than the grant date fair market value of each share of APX Common Stock issuable upon exercise of such APX Stock Option. Assuming that Buyer owns all of the issued and outstanding shares of capital stock of Merger Sub at the Effective Time of the APX Merger, at and as of the Effective Time of the APX Merger, Buyer will own, directly or indirectly, all of the issued and outstanding equity interests of APX and each of its Subsidiaries.

(b) The authorized capital stock of Solar consists of (i) 25,000 shares of Solar Series A Common Stock, all of which are issued and outstanding as of the date of this Agreement, (ii) 25,000 shares of Solar Series B Common Stock, all of which are issued and outstanding as of the date of this Agreement, (iii) 25,028 shares of Series C common stock, par value $0.01 per share, of Solar, none of which is issued and outstanding as of the date of this Agreement, (iv) 25,000 shares of Solar Series A Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, and (v) 8,343 shares of Solar Series B Preferred Stock, of which 8,342.36 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Solar Common Stock, Solar Series A Preferred Stock and Solar Series B Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws and any preemptive rights or rights of first refusal of any Person. The authorized capital stock of Solar Sub consists of 10,000 shares of common stock, par value $0.01 per share (“Solar Sub Common Stock”), of which (A) 9,000 shares are issued and outstanding as of the date of this Agreement and held by Solar and (B) 1,000 shares are reserved for issuance upon exercise of Solar Sub Stock Options. As of the date of this Agreement, there are Solar Sub Stock Options outstanding to purchase in the aggregate 700 shares of Solar Sub Common Stock. No shares of capital stock are held by Solar Sub as treasury shares. Schedule 3.6(b) sets forth (i) all holders of record of issued and outstanding shares of Solar Sub Common Stock, Solar Series A Preferred Stock and Solar Series B Preferred Stock, identified by each class and series thereof, (ii) all holders of issued and outstanding shares of Solar Sub Common Stock, and (iii) all holders of an outstanding Solar Sub Stock Option, together with the grant date, vesting schedule, exercise price and number of shares of Solar Sub Common Stock subject thereto for such Solar Sub Stock Option. The exercise price of each Solar Sub Stock Option is equal to or greater than the grant date fair market value of each share of Solar Sub Common Stock issuable upon exercise of such Solar Sub Stock Option. Assuming that Buyer owns all of the issued and outstanding shares of capital stock of Merger Sub at the Effective Time of the Solar Merger, at and as of the Effective Time of the Solar Merger, Buyer will own, directly or indirectly, all of the issued and outstanding equity interests of Solar and each of its Subsidiaries.

(c) The authorized capital stock of 2GIG consists of 12,500,000 shares of 2GIG Common Stock, of which (i) 10,000,000 shares are issued and outstanding as of the date of this Agreement and (ii) 521,790 are reserved for issuance upon full exercise of outstanding 2GIG Stock Options. All of the issued and outstanding 2GIG Common Shares have been duly authorized and validly issued and are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws and any preemptive rights or rights of first refusal of any Person. No shares of capital stock are held by 2GIG as treasury shares. As of the date of this Agreement, there are 2GIG Stock Options outstanding to purchase in the aggregate 1,021,790 2GIG Common Shares (500,000 of such 2GIG Common Shares will be (A) contributed by 2G Holding Company, LLC for issuance in respect of certain of such 2GIG Stock Options, if exercised, or (B) cancelled without any payment in respect thereof if such 2GIG Stock Options are cancelled in accordance with Section 1.7(c)(ii)). Schedule 3.6(c) sets forth (i) all holders of record of issued and outstanding shares of 2GIG Common Stock and (ii) all holders of an outstanding 2GIG Stock Option, together with the grant date, vesting schedule, exercise price and number of shares of 2GIG Common Stock subject thereto for all 2GIG Stock Options for each such holder. The exercise price of each 2GIG Stock Option is equal to or greater than the grant date fair market value of each share of 2GIG Common Stock issuable upon exercise of such 2GIG Stock Option. Assuming that Buyer owns all of the issued and outstanding shares of capital stock of Merger Sub at the Effective Time of the 2GIG Merger, at and as of the Effective Time of the 2GIG Merger, Buyer will own, directly or indirectly, all of the issued and outstanding equity interests of 2GIG and each of its Subsidiaries.

(d) Except as described in this Section 3.6 (collectively, the “Companies Group Equity”), (i) there are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the capital stock of such Company, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of the capital stock of such Company or any other agreements of any kind which may obligate such Company to issue, purchase, redeem or otherwise acquire any of its capital stock, (ii) there are no voting trusts, proxies or other Contracts or understandings with respect to the voting of any shares of capital stock of such Company to which such Company is a party, (iii) there is no obligation, contingent or otherwise, of such Company to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of any other Person (other than such Company’s Subsidiaries), and (iv) there are no bonds, debentures, notes or other indebtedness issued by such Company which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of such Company are entitled to vote. Assuming that the Buyer owns all of the issued and outstanding shares of capital stock of Merger Sub at the Effective Time of the Mergers, at and as of the Effective Time of each Merger, the Companies Group Equity of such Company and each of its Subsidiaries outstanding immediately prior to the Effective Time of such Merger will, as a result of the Merger and the terms of this Agreement, be cancelled and cease to be outstanding (except for the capital stock and other equity interests, if applicable, of such Company’s Subsidiaries, which will continue to be directly or indirectly wholly owned by such Company, and the common stock of the applicable Surviving Corporation, which will be owned by the Buyer) and no obligations will be owing in respect of such cancelled Companies Group Equity except those expressly set forth herein and any obligations arising in respect of Dissenting Shares pursuant to Section 262 of the DGCL.

(e) The outstanding shares of capital stock of each of such Company’s Subsidiaries have been duly authorized and validly issued and, to the extent applicable, are fully paid and nonassessable. Such Company or one or more of its wholly owned Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock and, if applicable, other equity interests of such Subsidiaries free and clear of any Liens, other than Permitted Liens. Except as described in this Section 3.6, (i) there are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the capital stock of any such Subsidiary, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of the capital stock of any such Subsidiary or any other agreements of any kind which may obligate any such Subsidiary to issue, purchase, redeem or otherwise acquire any of its capital stock, (ii) there are no voting trusts, proxies or other Contracts or understandings with respect to the voting of any shares of capital stock of any such Subsidiary to which such Company or any of its Subsidiaries is a party, (iii) there is no obligation, contingent or otherwise, of any Subsidiary to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of any other Person, and (iv) there are no bonds, debentures, notes or other indebtedness issued by any such Subsidiary which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which equityholders of such Subsidiary are entitled to vote. Except for the interests in its Subsidiaries set forth in Schedule 3.2, neither such Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or other equity interest in, any Person.

3.7 Financial Statements. Schedule 3.7(a) includes (a) the audited consolidated balance sheets, statements of operations, statements of cash flows and statements of changes in equity of APX and its Subsidiaries as of and for the 12-month periods ended December 31, 2009, December 31, 2010 and December 31, 2011, together with the auditor’s reports thereon (the “APX Audited Financial Statements”), and (b) the unaudited consolidated balance sheet and statement of operations of APX and its Subsidiaries as of and for the six-month period ended June 30, 2012 (the “APX Unaudited Financial Statements,” and together with the APX Audited Financial Statements, the “APX Financial Statements”). Schedule 3.7(b) includes (a) the audited consolidated balance sheets and statements of operations, cash flows and changes in equity of Solar Sub and its Subsidiaries as of and for the 12-month period ended December 31, 2011, together with the auditor’s reports thereon (the “Solar Sub Audited Financial Statements”), and (b) the unaudited consolidated balance sheet and statement of operations of Solar Sub and its Subsidiaries as of and for the six-month period ended June 30, 2012 (the “Solar Sub Unaudited Financial Statements,” and together with the Solar Sub Audited Financial Statements, the “Solar Sub Financial Statements”). Schedule 3.7(c) includes (a) the audited consolidated balance sheets and statements of operations, cash flows and changes in equity of 2GIG and its Subsidiary as of and for the 12-month periods ended December 31, 2010 and December 31, 2011, together with the auditor’s reports thereon (the “2GIG Audited Financial Statements”), and (b) the unaudited consolidated balance sheet and statement of operations of 2GIG and its Subsidiary as of and for the six-month period ended June 30, 2012 (the “2GIG Unaudited Financial Statements,” and together with the 2GIG Audited Financial Statements, the “2GIG Financial Statements”). The APX Financial Statements, Solar Sub Financial Statements and 2GIG Financial Statements are referred to herein as the “Financial Statements,” and the APX Unaudited Financial Statements, Solar Sub Unaudited Financial Statements and 2GIG Unaudited Financial Statements are referred to herein as the “Unaudited Financial Statements.” The Financial Statements for the applicable Company present fairly, in all material respects, the consolidated financial position and results of operations of such Company and its respective Subsidiaries as of the dates and for the periods indicated therein in conformity with GAAP, consistently applied (except as may be indicated in the notes thereto), and subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and to the exception that the Unaudited Financial Statements of Solar and 2GIG do not contain footnote disclosures. The Companies and their respective Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects, including but not limited to internal accountings controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit the preparation of financial statements of such Company in conformity with GAAP and maintain accountability for assets; and (C) the recorded accountability for assets is maintained at reasonable intervals and appropriate action is taken with respect to any differences. There are no significant deficiencies (as such term is defined in Regulation S-X) in such Company’s and its Subsidiaries’ internal controls likely to adversely affect such Company’s and its Subsidiaries’ ability to record, process, summarize and report financial information. To the Knowledge of such Company, there has not been any fraud, whether or not material, that involves management or other employees of such Company and its Subsidiaries who have a significant role in such Company’s internal controls over financial reporting.

3.8 Undisclosed Liabilities. There are no liabilities or obligations of such Company or any of its Subsidiaries (whether matured, unmatured, fixed or contingent or otherwise)

(collectively, “Liabilities”) of any kind other than (a) Liabilities to the extent reflected in or reserved for on such Company’s most unaudited consolidated balance sheet as of June 30, 2012, or disclosed in the notes thereto, (b) Liabilities that have arisen since June 30, 2012, for such Company in the ordinary course of business of such Company and its Subsidiaries consistent with past practice (none of which relates to or in the nature of a breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities incurred on behalf of such Company in connection with the Transactions, and (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Subsidiaries.

3.9 Absence of Changes. Since December 31, 2011:

(a) there has not been any Material Adverse Effect on such Company and its Subsidiaries, taken as a whole;

(b) through the date of this Agreement, except for the process giving rise to this Agreement, such Company and its Subsidiaries have conducted their business and operated their properties substantially in the ordinary course of business consistent in all material respects with past practice; and

(c) through the date of this Agreement, neither such Company nor any of its Subsidiaries took any action that, if Section 5.1(b) had applied in such period, would have constituted a material breach thereof.

3.10 Litigation and Proceedings. There are no pending or, to the Knowledge of such Company, threatened, and since September 1, 2009 there have been no actions at law or in equity or, to the Knowledge of such Company, investigations before or by any Governmental Authority against such Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Company.

3.11 Properties. Schedule 3.11 sets forth, as of the date of this Agreement, a true and complete list of all of such Company’s and its Subsidiaries’ Owned Real Property and Leased Real Property. The tangible and intangible properties owned, leased or licensed by such Company or its Subsidiaries at the Closing will constitute substantially all of the tangible or intangible properties historically used to conduct business of such Company and its Subsidiaries. Such Company and its Subsidiaries have good and valid fee title to each Owned Real Property, in each case free and clear of all Liens and defects except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Company, (a) such Company or a Subsidiary of such Company has, as of the date of this Agreement, a good and valid title to a leasehold estate in each Leased Real Property, subject only to (i) Permitted Liens, (ii) Liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any portion of the Leased Real Property, and (iii) Liens that would not, individually or in the aggregate, impair or interfere with, in any material respect, the current use or occupancy of the Leased Real Property subject thereto, (b) all Real Property Leases are in full force and effect, and (c) neither such Company nor any of its Subsidiaries that is party to such leases has received or given any written notice of any material default thereunder which default continues on the date of this Agreement. The tangible property material to the business or operations of such Company and its Subsidiaries is, when taken as a whole, in good operating condition and repair in all material respects (normal wear and tear excepted and except for those items undergoing routine repair and maintenance).

3.12 Legal Compliance and Authorizations. (a) Such Company and its Subsidiaries have been and continue to be in compliance in all material respects with all applicable Laws (and their respective privacy and data security policies), including all Laws applicable to its business and operations.

(b) Such Company and its Subsidiaries have obtained and currently possess all of the material Authorizations necessary under applicable Law to permit such Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained, a list of which is set forth on Schedule 3.12. None of such Company or any of its Subsidiaries is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Authorization to which it is a party in any material respect.

(c) Prior to the date of this Agreement, such Company has delivered to or made available to Buyer all written reports, notices or correspondence relating to complaints regarding such Company or its Subsidiaries and their respective business practices delivered by such Company or its Subsidiaries to, or received by such Company or its Subsidiaries from, any Governmental Authority or any Better Business Bureau, in each case, since September 1, 2009. Except alleged in such reports, notices and correspondence, since January 1, 2009, none of such Company nor any of its Subsidiaries have received any written notice from any Governmental Authority regarding any, or been charged with any, actual, alleged, possible or potential material violation of, or material failure to comply with, any Law or Order applicable to such Company or any of its Subsidiaries or by which any properties or assets owned or used by such Company or any of its Subsidiaries are bound or affected or by which any properties or assets owned or used by such Company or any of its Subsidiaries are bound or affected.

3.13 Contracts; No Defaults. (a) Schedule 3.13(a) contains a listing of all Contracts described in clauses (i) through (xiii) below to which, as of the date of this Agreement, such Company or any of its Subsidiaries is a party and has continuing obligations or rights. True, correct and complete copies of the Contracts listed on Schedule 3.13(a), including all amendments, schedules, exhibits and other attachments thereto, have been delivered to or made available to Buyer or its agents or representatives.

(i) Each Contract that such Company reasonably anticipates will involve aggregate payments or consideration furnished by or to such Company or any of its Subsidiaries of more than $1,000,000 in any calendar year;

(ii) Each Contract or group of related Contracts, which involve commitments to make capital expenditures or which provide for the purchase of assets, goods, materials, supplies, equipment or services by such Company or any of its Subsidiaries from any one Person (or group of Affiliated Persons) under which the undelivered balance of such goods or services has a purchase price in excess of $750,000 in any consecutive 12-month period after the date hereof and which are not terminable without material penalty by such Company or its Subsidiary, as applicable, upon ninety 90 days’ or less advance notice;

(iii) Each Contract (A) that grants or purports to grant any Person any exclusive license, supply, distribution, purchase or other exclusive rights, (B) that grants or purports to grant any Person any “most favored nation” pricing terms or similar rights, (C) that presently limits (or will, with the passage of time, limit) in any respect the freedom of such Company or any of its Subsidiaries to engage or compete in any business or to engage or compete in any business in any location or to otherwise compete with any Person, or (D) that prohibits or limits the ability of any Person to compete with any of the Companies or any of their Subsidiaries;

(iv) Each Contract, in each case, that is a secured obligation relating to indebtedness for borrowed money by such Company or its Subsidiaries of more than $500,000;

(v) Each Contract relating to the disposition or acquisition by such Company or any of its Subsidiaries of any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) (A) entered into on or after December 31, 2010 or (B) that contains material surviving obligations of such Company or any of its Subsidiaries;

(vi) Each Contract, other than with respect to “off-the-shelf” software, that (a) requires a license or royalty payment to, or license or royalty payment by, such Company or its Subsidiaries of more than $500,000 in any calendar year or (b) relates to Intellectual Property and is material to such Company’s or its Subsidiaries businesses;

(vii) (A) Each Contract under which such Company or one of its Subsidiaries leases (including as lessor), subleases (including as sub-lessor) or occupies Leased Real Property and (B) any other Contract pursuant to which such Company or any of its Subsidiaries is a lessor or lessee of any personal property or holds or operates any material tangible personal property owned by another Person, except, in the case of both (A) and (B), for any such Contracts under which the aggregate annual payments to or from such Company and its Subsidiaries is less than $250,000 in any calendar year;

(viii) Each employment or independent contractor or consulting Contract (including confidentiality and non-competition Contracts) with a natural Person that involves total cash consideration of more than $250,000 in any calendar year, in each case, which may not be terminated at will or by giving notice of 30 days or less without cost or penalty;

(ix) Each Affiliate Agreement;

(x) Each Contract relating to the incurrence of indebtedness by such Company or any of its Subsidiaries and each Contract under which such Company or any of its Subsidiaries has made advances or loans to any other Person, other than employee loans in the ordinary course of business;

(xi) Each joint venture Contract, partnership agreement or limited liability company agreement and each similar type of Contract (however named) involving a sharing of profits, losses, costs or liabilities with any other Person, other than those disclosed on Schedule 3.14;

(xii) Each Contract for the acquisition or disposition of customer accounts or customer Contracts or similar assets of any of the Companies with (i) material surviving rights or obligations of such Company or any of its Subsidiaries or (ii) any put or call rights, purchase or sale options or similar rights in respect of any or all of the customer accounts or customer Contracts so acquired or disposed that may be exercisable following the date hereof; and

(xiii) any other Contract used in the operation or conduct of the business of such Company and its Subsidiaries entered into outside the ordinary course of business to which such Company or any of its Subsidiaries is a party or by or to which any such Company or any of its Subsidiaries is bound or subject and that has an aggregate future liability to any Person in excess of $1,000,000.

(b) All of the Material Contracts are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of such Company or one of its Subsidiaries party thereto and, to the Knowledge of such Company, represent the legal, valid and binding obligations of the other parties thereto, in accordance with their terms and subject, in each case, to the Bankruptcy Exception. Such Company and its applicable Subsidiaries party to any Material Contracts have materially performed all obligations required to be performed by it pursuant to such Material Contracts and is not in violation or default under any Material Contract and, to the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a material default by such Company or its applicable Subsidiaries (as the case may be) under any of the Material Contracts. To the Knowledge of such Company, (A) no other party to any Material Contract is in breach of or default under any such Material Contract, nor has any other party exercised any termination rights with respect to any Material Contracts, and (B) there are no existing threats of default, breaches or violations of any Material Contract by any other party.

3.14 Employee Benefit Plans. (a) Schedule 3.14(a) contains a list of each material Employee Plan in effect on the date of this Agreement. The Companies have made available to Buyer true and complete copies of, to the extent applicable, (i) each material Employee Plan (including all amendments thereto) and any related trust agreement or other funding instrument, (ii) the most recent summary plan description, (iii) the most recent determination letter or opinion letter received from the Internal Revenue Service regarding each Employee Plan, and (iv) the most recent (A) Form 5500 annual report for each Employee Plan, (B) audited financial statements, and (C) actuarial valuation reports.

(b) None of the Companies nor any of their Subsidiaries or ERISA Affiliates maintains, contributes to, or has any current or potential liability, and has not within the preceding six years, maintained, contributed to or had any liability, whether contingent or otherwise, with respect to any Employee Plan (including, for such purpose, any “employee benefit plan,” within the meaning of Section 3(3) of ERISA), that is, or has been, (i) a Pension Plan, (ii) a Multiemployer Plan, (iii) maintained by more than one employer within the meaning of Section 413(c) of the Code, (iv) subject to Sections 4063 or 4064 of ERISA, or (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. “ERISA Affiliate” means any corporation or other trade or business that is, or at any relevant time was, required to be treated as a single employer with any Company under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

(c) Each Employee Plan which covers current or former employees of any Company or any of such Company’s Subsidiaries that is intended to be qualified within the meaning of Section 401 of the Code has either (x) received a favorable determination or opinion letter from the Internal Revenue Service regarding its tax-qualification (and no event has occurred which, since the date of such letter, would reasonably be expected to result in the revocation of such determination letter) or (y) has applied, or will apply for such letter during the applicable remedial amendment period.

(d) The Employee Plans have been maintained in accordance with their terms and in material compliance with all applicable Laws, including ERISA and the Code. With respect to the Employee Plans, all material required contributions have been timely made or properly accrued on or before the Closing date.

(e) None of the Companies or any of their Subsidiaries has any liability with respect to any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code. None of the Companies or any of their Subsidiaries have knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Pension Plan of the Companies or any of their Subsidiaries. The Secretary of Labor has not assessed a civil penalty under Section 502(l) of ERISA that remains unpaid.

(f) With respect to each Employee Plan: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; (ii) to the Knowledge of such Company, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims; and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other governmental agencies are pending, in progress or, to such Company’s Knowledge, threatened.

(g) No Employee Plan, as a result of the execution of this Agreement or the consummation of the Transactions (whether alone or in connection with any other event), could reasonably be expected to result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement under any Employee Plan, (ii) acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Employee Plans, or (iii) payments under any of the Employee Plans which would not be deductible because of Section 280G of the Code.

(h) Each Employee Plan (other than the Sales Commission Plans) is either exempt from, or has been established, documented, maintained and operated in good faith compliance with, Section 409A of the Code and the applicable guidance issued thereunder. Each Employee Plan covering participants under the direct seller election/residual commission scale programs (the “Sales Commission Plans”) has been maintained and operated in substantial compliance with Section 409A of the Code and the applicable guidance issued thereunder.

3.15 Labor Relations and Employment. Neither such Company nor any of its Subsidiaries (i) is a party to any collective bargaining agreement, and to the Knowledge of such Company there is no union organizing activity ongoing nor has there been in the previous three years, (ii) is subject to any organized labor dispute, strike or work stoppage, nor has there been any such activity in the previous three years, (iii) has recognized any labor organization as the collective representative of any of their employees, nor has any labor organization been so certified, (iv) is a party to any unfair labor practice charge or complaint presently pending and, to the Knowledge of such Company or any of its Subsidiaries, none is threatened, (v) is a party to any action, complaint, charge, inquiry or proceeding by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of such Company’s or any of its Subsidiaries’ employees is pending or, to the Knowledge of such Company, threatened which, if adversely decided, may reasonably, individually or in the aggregate, create a liability in excess of $150,000, and (vi) is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Such Company and each of its Subsidiaries is in material compliance with all applicable Laws, agreements, contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, the proper classification of employees as exempt or non-exempt from overtime pay requirements, the provision of required meal and rest breaks, and the proper classification of individuals as contractors or employees.

3.16 Taxes. (a) All material Tax Returns required to be filed by or with respect to such Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct and complete in all material respects.

(b) Such Company and its Subsidiaries have fully and timely paid all Taxes imposed on or with respect to it (whether or not shown to be due on the Tax Returns referred to in Section 3.16(a)), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(c) The unpaid Taxes of such Company and its Subsidiaries (i) did not, as of the date of the most recent balance sheet provided in Section 3.7, materially exceed any reserve for Tax liability set forth on the face of the such balance sheet (rather than in any notes thereto) and (ii) do not, and will not as of the Closing Date, materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of such Company and its Subsidiaries in filing their Tax Returns.

(d) There are no Liens for Taxes upon any of the assets or properties of such Company or any of its Subsidiaries, other than for current Taxes not yet due and payable or Permitted Liens.

(e) As of the date of this Agreement, no extension or waiver of a statute of limitations relating to Taxes is in effect with respect to such Company or any of its Subsidiaries. No claim or nexus inquiry has been made by a Tax authority in a jurisdiction where such Company or any of its Subsidiaries does not file Tax Returns that any of them are or may be subject to taxation by that jurisdiction.

(f) All material amounts of Tax required to be withheld by such Company and its Subsidiaries have been or will be timely withheld and paid over to the appropriate Tax authority.

(g) Such Company and its Subsidiaries have collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate authorities, and have maintained all material records and supporting documents relating to such Taxes in the manner required by all applicable statutes and regulations.

(h) No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against such Company or any of its Subsidiaries (or, to their Knowledge, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn. As of the date of this Agreement, no audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any material Taxes due from or with respect to such Company or any of its Subsidiaries.

(i) All material transactions (determined both individually and with respect to a series of related transactions) between such Company or its Subsidiaries and each other Company or such other Company’s Subsidiaries have been entered into on an arm’s-length basis for all Tax purposes, and the Tax treatment of each such transaction is consistent with the previous reporting of any such position to any Tax authority.

(j) Neither such Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group of Companies filing a consolidated, joint or unitary Tax Return (other than the group to which they are currently members and the common parent of which is such Company), or (B) has any liability for the Taxes of any Person (other than such Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(k) There are no Tax indemnification, allocation or sharing agreements (or similar agreements) under which such Company or any of its Subsidiaries could be liable for the Tax liability of an entity that is neither such Company nor any of its Subsidiaries, other than any such agreements that are pursuant to customary commercial contracts not primarily related to Taxes.

(l) As of the date of this Agreement, no power of attorney granted by or with respect to such Company or any of its Subsidiaries relating to Taxes is currently in force.

(m) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to such Company or any of its Subsidiaries.

(n) Neither such Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) installment sale or open transaction disposition made on or prior to the Closing Date, or (C) prepaid amount received on or prior to the Closing Date.

(o) Neither such Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(p) Neither such Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q) Neither such Company nor any of its Subsidiaries has engaged in any transaction that could give rise to (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

3.17 Insurance. Schedule 3.17 sets forth a true, complete and correct list of all insurance policies or programs of self-insurance that are owned or held by each Company and its Subsidiaries and are in effect as of the date of this Agreement (collectively the “Insurance Policies”). The Insurance Policies (a) are in full force and effect except for any expiration thereof in accordance with the terms thereof, (b) provide insurance in such amounts and against such risks as is sufficient to comply with applicable law and to satisfy any requirements to purchase insurance assumed under any contract, and (c) provide adequate coverage of a type and nature customarily insured against by companies and subsidiaries in similar lines of business as each Company and its Subsidiaries. The applicable insured parties have complied in all material respects with the provisions of such Insurance Policies, and as of the date of this Agreement, all premiums due and payable have been paid, and there is no existing event which would constitute a material default under any Insurance Policy. In the three years prior to the date of Agreement, neither such Company nor any of its Subsidiaries has received (i) any notice regarding the cancellation or invalidation of any of the existing Insurance Policies or regarding any actual or possible adjustment in the amount of the premiums or deductibles payable with respect to any such policies (except for adjustments in the ordinary course of business), or (ii) any notice regarding any refusal of coverage, or any rejection of any claim under, any such policies. There are no outstanding requirements by any insurer or regulatory authority for improvements that may give rise to a material capital expenditure after the Closing Date. As of the date of this Agreement, notice has been provided under any applicable or potentially applicable Insurance Policy for all known incidents that have occurred prior to the date of this Agreement and that could result in a claim by or on behalf of any Company or its Subsidiaries under any Insurance Policy from and after the date of this Agreement.

3.18 Intellectual Property. (a) Schedule 3.18(a) lists each material patent, registered trademark, registered service mark or trade name and registered copyright owned by such Company or any of its Subsidiaries as of the date of this Agreement for which applications have been filed or registrations or patents have been obtained as of the date of this Agreement, and such items are subsisting and unexpired and, to the Knowledge of such Company, valid and enforceable. Such Company or one of its Subsidiaries exclusively owns, free and clear of all Liens other than Permitted Liens, all material proprietary Intellectual Property, and owns or has the valid right to use pursuant to license, sublicense, agreement or permission, all other Intellectual Property that is reasonably necessary in connection with the operation of the business of such Company and its Subsidiaries, as presently conducted, except where the failure to have such rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Company.

(b) Such Company and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person in any material respect and, as of the date of this Agreement, such Company and its Subsidiaries have not received from any Person in the past 3 years (or earlier if still unresolved) any written notice, charge, complaint, claim or other written assertion of any present, impending or threatened infringement or violation by or misappropriation of, or other conflict with, any Intellectual Property of any Person that remains unresolved. To the Knowledge of such Company, no third party materially infringes, misappropriates or violates any Intellectual Property rights owned or exclusively licensed by or to such Company or any of its Subsidiaries.

(c) Such Company and its Subsidiaries take reasonable actions to protect and maintain their material Intellectual Property, and the operation, security and contents of their material software, systems and websites, and to the Knowledge of such Company there has been no material violation of or unauthorized access to same. All of such Company’s and its Subsidiaries’ material products, software, systems and websites (including those made available to customers) are free from any material defect, bug, virus, error or corruptant. No material software owned by such Company or its Subsidiaries has been licensed, distributed or conveyed to any Person in any manner that requires any of them, pursuant to an “open source” or similar license, to provide the source code to any other Person.

3.19 Certain Environmental Matters. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) such Company and its Subsidiaries have not released, stored, disposed of, or otherwise handled any Materials of Environmental Concern, and Materials of Environmental Concern are not otherwise present, at any Owned Real Property, any Leased Real Property, facility used for treatments or storage or disposal of Materials of Environmental Concern, or any other location for which such Company or its Subsidiaries may be liable; (ii) such Company and its Subsidiaries have not assumed or retained, by contract or operation of Law, any obligations under any Environmental Laws or regarding any Materials of Environmental Concern; and (iii) no Owned Real Property, to the Knowledge of such Company, or Leased Real Property is subject to any Transaction-triggered

Environmental Law (including but not limited to the New Jersey Industrial Site Recovery Act), requiring investigation, remediation or reporting of environmental conditions on such property; and (b) such Company has provided or made available to Buyer, to the extent in such Company’s possession or control, all reports of site assessments, compliance audits, reviews, impact analyses, and other similar documents, and all correspondence with Governmental Authorities, in any case containing information regarding material or potentially material liabilities or obligations under Environmental Laws or regarding Materials of Environmental Concern, of or affecting such Company or any of its Subsidiaries.

3.20 Transactions with Affiliates. Schedule 3.20 lists all Contracts (other than Employee Plans) between or among such Company and/or any of its Subsidiaries, on the one hand, and another Company or any holder of any equity interest in such Company or another Company or any of their respective Affiliates, or any officer, director, stockholder, partner or member of any of the Companies or any of their Subsidiaries or any of such person’s immediate family or any of their respective Affiliates on the other hand (each an “Affiliate Agreement”).

3.21 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Company, any of its Subsidiaries or any of their Affiliates, except for Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. A true and correct copy of each engagement letter or other Contract between such Company and any of its Subsidiaries, on the one hand, and of Citigroup Global Markets Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated, on the other hand, has been made available to Buyer prior to the date of this Agreement, and as of the date of this Agreement, such Contracts and their terms have not been subsequently modified, amended, supplemented or waived.

3.22 Suppliers. (a) Schedule 3.22 sets forth a true and complete list of the ten largest suppliers of such Company and its Subsidiaries, taken as a whole, in terms of dollar value of purchases during the 12-month period ended June 30, 2012 (collectively, the “Major Suppliers”).

(b) Since June 30, 2011, there has not been any unresolved material dispute between such Company or any of its Subsidiaries and any Major Supplier, and no Major Supplier has stated to such Company or to any of its Subsidiaries that such Major Supplier intends to materially reduce sales to, or to otherwise materially reduce its business relationship with, such Company or any of its Subsidiaries.

3.23 Dealers. A list of such Company’s and its Subsidiaries’, taken as a whole, top 10 dealers based upon number of accounts generated for the 12- month period ended June 30, 2012 is set forth in Schedule 3.23(b). None of the business arrangements that such Company or any of its Subsidiaries has with any of its dealers constitutes a “franchise” under the Federal Trade Commission’s Franchise Rule, 16 C.F.R. Part 436, or any other applicable Law.

3.24 Product Liability; Recalls. To the Knowledge of such Company, there has been no accident, happening or event that is caused or allegedly caused by any hazard or defect in manufacture, design, materials or workmanship including any failure to warn or any breach of express or implied warranties or representations with respect to a product manufactured, shipped, sold or delivered by or on behalf of such Company or any of its Subsidiaries, which results in serious injury or death to any person or material damage to or destruction of property or other material consequential damages. There has been no product recall or post-sale warning conducted by such Company or any of its Subsidiaries with respect to any product manufactured, shipped, sold or delivered by or on behalf of such Company or any of its Subsidiaries, which result in serious injury or death to any person or material damage to or destruction of property.

3.25 Anti-Corruption. None of such Company, any of its Subsidiaries or any of their respective directors, officers, agents, distributors, employees or any other Persons associated with, or acting on behalf of, such Company or any of its Subsidiaries has violated or is in violation of (i) the anti bribery provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), (ii) the books and records provisions of the FCPA, as they relate to any payment in violation of the anti bribery provisions of the FCPA or (iii) any other anti-bribery or anti-corruption Laws applicable to such Company or any of its Subsidiaries, in each case in any material respect.

3.26 No Additional Representation or Warranties. Except as provided in this Article III, no Company nor any of its Affiliates, nor any of its respective directors, officers, Affiliates, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Buyer or a Merger Sub or their Affiliates in respect of any forecasts or projections of future business, results of operations or prospects. All such other representations and warranties are expressly disclaimed by the Companies.

IV. REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Companies as follows:

4.1 Corporate Organization. Each of Buyer and each Merger Sub has been duly organized and is validly existing as a corporation or other entity in good standing under the Laws of the State of Delaware and has the requisite power and authority to own or lease its properties and to conduct its business as it is now being conducted. Each of Buyer and each Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer or a Merger Sub to enter into this Agreement or timely consummate the Transactions. Each Merger Sub is a direct, wholly owned Subsidiary of Buyer. Since its date of incorporation, no Merger Sub has carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

4.2 Due Authorization. Each of Buyer and each Merger Sub has the requisite power, authority and capacity to execute, deliver and perform this Agreement and each other agreement, instrument and document to be executed and delivered by Buyer or the applicable Merger Sub pursuant hereto (collectively, the “Buyer Ancillary Agreements”) and (subject to the approval described below) to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the

Transactions have been duly and validly authorized and approved by the Board of Directors or comparable governing body of Buyer and each of the Merger Subs, and no other corporate or comparable proceeding on the part of Buyer or a Merger Sub is necessary to authorize this Agreement (other than the adoption of this Agreement by Buyer in its capacity as the sole stockholder of each Merger Sub, which adoption will occur immediately following execution of this Agreement). This Agreement has been, and each Buyer Ancillary Agreement will upon delivery be, duly and validly executed and delivered by each of Buyer and each Merger Sub party thereto and constitutes, or will upon such delivery constitute, a legal, valid and binding obligation of each of Buyer and each Merger Sub, enforceable against Buyer and each Merger Sub in accordance with its terms, subject in each case to the Bankruptcy Exception.

4.3 No Conflict. The execution and delivery of this Agreement and Buyer Ancillary Agreements by Buyer and the Merger Subs and the consummation of the Transactions do not and will not conflict with, result in any violation of, or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Buyer or the Merger Subs under, or result in the revocation of, in each case, with or without notice or lapse of time, or both any provision of (a) the certificate of incorporation, bylaws or other organizational documents of Buyer or any Subsidiary of Buyer (including the Merger Subs), (b) any Contract to which Buyer or any Subsidiary of Buyer (including the Merger Subs) is a party or by which Buyer or any Subsidiary of Buyer (including the Merger Subs) may be bound, or (c) any Law or Authorization applicable to Buyer or the Merger Subs or any of their respective properties or assets or any Governmental Order to which such Person’s respective properties or assets are subject, except to the extent that the occurrence of the foregoing would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer or a Merger Sub to enter into this Agreement or timely consummate the Transactions.

4.4 Litigation and Proceedings. There are no pending or, to the Knowledge of Buyer, threatened, Actions at law or in equity, or, to the Knowledge of Buyer, investigations, before or by any Governmental Authority against Buyer or a Merger Sub which, if determined adversely, would, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer or a Merger Sub to enter into this Agreement or timely consummate the Transactions.

4.5 Governmental Authorities; Consents. Assuming the accuracy of the representations and warranties of the Companies contained in Section 3.5 hereof, no Authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Buyer or a Merger Sub with respect to Buyer or a Merger Sub’s execution or delivery of this Agreement or any Buyer Ancillary Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act or (b) the filing of the Certificates of Merger in accordance with the DGCL.

4.6 Financial Ability. (a) Buyer has delivered to the Companies true and complete copies of (i) an executed commitment letter from Blackstone Capital Partners VI L.P. (the “Equity Financing Commitment”) to make an equity investment in Buyer, subject only to the terms and conditions therein, in cash in the aggregate amounts set forth therein (the “Equity Financing”) and (ii) an executed commitment letter, together with all exhibits, annexes, schedules and attachments thereto, from the financial institutions identified therein, together with the fee letter, with only the fee amounts redacted (the “Redacted Fee Letter”) (collectively, the “Debt Financing Letter” and, together with the Equity Financing Commitments, the “Financing Commitments”) to provide, subject only to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”). As of the date hereof, neither of the Financing Commitments has been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications permitted by Section 5.15(a)), and none of the respective obligations and commitments contained in such letters have been withdrawn, terminated or rescinded in any respect. Buyer and Merger Subs have fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date of this Agreement. Assuming (A) the Financing is funded in accordance with the Financing Commitments, (B) the accuracy in all material respects of the representations and warranties set forth in Article III hereof, and (C) compliance by the Companies with their covenants hereunder, the net proceeds contemplated by the Financing Commitments, together with the Companies’ cash on hand, will in the aggregate be sufficient for Buyer, the Merger Subs and the Surviving Corporations to pay each of the amounts required to be paid in connection with the consummation of the Transactions (including the repayment of any outstanding indebtedness that may become due on the Closing Date) and to pay all related fees and expenses of Buyer, the Merger Subs and the Surviving Corporations. The Financing Commitments are (x) legal, valid and binding obligations of Buyer and the Merger Subs, as applicable, and, to the Knowledge of Buyer and the Merger Subs, each of the other parties thereto, and (y) enforceable in accordance with their respective terms against Buyer and the Merger Subs, as applicable, and, to the Knowledge of Buyer and the Merger Subs, each of the other parties thereto, subject, as to clause (y), to the Bankruptcy Exception. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Buyer or either Merger Sub or, to the Knowledge of Buyer, any other parties thereto under the Financing Commitments; provided that Buyer is not making any representation or warranty regarding the effect of (A) any inaccuracy in the representations and warranties set forth in Article III or (B) the failure by any of the Companies to comply with any covenant herein. As of the date of this Agreement, assuming satisfaction or (to the extent permitted by Law) waiver of the conditions to Buyer’s and the Merger Subs’ obligation to consummate the Transactions, none of Buyer nor the Merger Subs have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be made available to Buyer or the Merger Sub on the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. As of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) to which Buyer or any of its Affiliates is a party related to the Financing other than as expressly contained in the Financing Commitments and delivered to the Companies prior to the date hereof.

(b) Buyer’s obligations under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

4.7 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission for which any of the Companies could have any liability prior to the Closing in connection with the Transactions based upon arrangements made by Buyer or any of its Affiliates.

4.8 No Outside Reliance. Buyer and each Merger Sub acknowledge that Buyer, together with its Affiliates and advisors, has made its own investigation of the Companies and their Subsidiaries and, without limiting Buyer’s and each Merger Sub’s right to rely on each of the express representations and warranties of the Companies set forth herein, is not relying on any implied warranties or upon any representation or warranty whatsoever as to the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Companies and their Subsidiaries as conducted after the Closing, as contained in any materials provided or made available by the Companies or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise (including any information provided pursuant to Section 5.15).

4.9 Acquisition of Interests for Investment. Buyer has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of its participation in this Merger. Buyer is acquiring the capital stock of the Surviving Corporations for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling capital stock of any of the Surviving Corporations. Buyer understands and agrees that capital stock of the Surviving Corporations may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

V. COVENANTS

5.1 Conduct of Business. (a) From the date of this Agreement through the Closing, each Company will, and will cause its respective Subsidiaries to, except as otherwise expressly contemplated by this Agreement or as consented to by Buyer in writing (which consent may not be unreasonably conditioned, withheld, delayed or denied), (i) operate its business in the ordinary course consistent in all material respects with past practice and (ii) use its reasonable best efforts to preserve the present business operations, organization and goodwill of such Company and its Subsidiaries and preserve present relationships with customers and vendors of such Company and its Subsidiaries.

(b) Without limiting the generality of the foregoing, except as expressly set forth on Schedule 5.1 or as consented to by Buyer in writing (which consent may not be unreasonably conditioned, withheld, delayed or denied as to Sections 5.1(b)(iv)-(vii), 5.1(b)(xii) and 5.1(b)(xviii) (insofar as applicable to Sections 5.1(b)(iv)-(vii) and 5.1(b)(xii))), from the date of this Agreement through the Closing, such Company will not, and such Company will cause its Subsidiaries not to, except as otherwise expressly contemplated by this Agreement:

(i) amend the certificate of incorporation, bylaws or other organizational documents of such Company or any of its Subsidiaries, except as required by Law;

(ii) split, combine or reclassify any of its capital stock or authorize the issuance of securities in lieu of or in substitution for shares of its capital stock or purchase, redeem or acquire any shares of its capital stock or otherwise effect a like change of its capitalization or adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

(iii) issue, deliver or sell, pledge, dispose of or otherwise encumber any shares of capital stock or other securities of such Company or any of its Subsidiaries or issue or grant any warrants, options or other rights to purchase or otherwise acquire shares of its capital stock, any securities convertible into shares of its capital stock or any other equity securities of such Company or any of its Subsidiaries;

(iv) sell, assign, transfer, convey, lease, license, abandon or allow to lapse or expire or otherwise dispose of any assets or rights or properties having an aggregate value in excess of $1,000,000, except in the ordinary course of business for fair value;

(v) except as (A) otherwise required by Law or (B) as otherwise required by existing Employee Plans set forth on Schedule 3.14(a), (1) take any action with respect to the grant of any severance or termination pay which may become due and payable after the Closing Date to any current or former director, officer, employee or individual independent contractor of any such Company or any of its Subsidiaries, (2) increase the compensation, bonus or other benefits payable to any of the directors, officers or employees or individual independent contractors of any such Company or any of its Subsidiaries, (3) accelerate the payment, right to payment, vesting or funding of any material compensation or benefits, other than as expressly required by this Agreement or as set forth on Schedule 3.14(g), (4) grant any equity or equity-based awards, (5) loan or advance any amount of money or property to any current or former director, employee or individual independent contractors (other than in the ordinary course of business (x) in connection with reimbursement of business expenses or (y) as necessary to perform services for the Company or any of its Subsidiaries), in the ongoing course of business, or (6) adopt, establish, enter into, terminate, enter into or materially amend any Employee Plan or any plan, agreement, program, policy or other arrangement that would be an Employee Plan if it were in effect as of the date of this Agreement;

(vi) hire any management employee with an annual salary in excess of $100,000 or voluntarily terminate any management employee with an annual salary in excess of $100,000, except for cause;

(vii) acquire (whether by merger, consolidation, share exchange, business combination, recapitalization, asset or equity acquisition, customer contract purchase,

division purchase or otherwise) any business, assets, rights, securities or other properties of any other Person, other than acquisitions of assets of another Person in the ordinary course of business;

(viii) make any change in accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of such Company, other than as required by GAAP or applicable Law;

(ix) make or change any material Tax election, change an annual accounting period or material Tax accounting method, file any material amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any material Tax claim or assessment relating to such Company or any of its Subsidiaries, surrender any right to claim a refund of material Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to such Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(x) declare, set aside, establish a record date for, make or pay any non-cash dividend or other non-cash distribution in respect of the capital stock or other securities of such Company or any of its Subsidiaries;

(xi) other than in accordance with Section 5.12, enter into or modify any Affiliate Agreement or any other Contract that would be an Affiliate Agreement if it were in effect as of the date of this Agreement;

(xii) except for Actions (A) with respect to which an insurer has the right to control the decision to settle or (B) as to which such settlement does not adversely affect the Company or its Subsidiaries after the Closing, waive, release, compromise or settle any pending or threatened Action or other proceedings before a Governmental Authority that will (A) require any of the Companies or any of their Subsidiaries following the Closing to pay an amount in excess of $750,000 or (B) entail the incurrence of (1) any obligation or liability of any of the Companies or any of their Subsidiaries in excess of such amount, including costs or revenue reductions, or (2) obligations that would impose any material restrictions on the business or operations of the Companies or their Subsidiaries;

(xiii) enter into, modify or terminate in any material respect any labor or collective bargaining agreement of any of the Companies or any of their Subsidiaries;

(xiv) make any loans, advances or capital contributions to or investments in any Person (other than such Company and its Subsidiaries) in excess of $500,000 in the aggregate except in the ordinary course of business consistent with past practice;

(xv) enter into any commitment to make capital expenditures of such Company and its Subsidiaries, except for commitments which are either consistent with the capital expenditures plan furnished to Buyer prior to the date of this Agreement or not in excess of $1,000,000 for any individual commitment and $3,000,000 for all commitments in the aggregate;

(xvi) cancel or compromise any material debt or claim or waive or release any material right of such Company or any of its Subsidiaries, except in the ordinary course of business, incur, amend or modify in any material respect the terms of, or refinance, any Indebtedness for borrowed money, guarantee of Indebtedness for borrowed money or debt securities of such Company or any of its Subsidiaries, except (A) in connection with any refinancing of Indebtedness as it matures that does not include any new prepayment penalties, make-whole or similar terms and does not unreasonably interfere with, compete with or impede in any material respect the Debt Financing or (B) any Indebtedness of the Companies that is or will be paid off in full at or prior to the Closing;

(xvii) settle or resolve any Action, threatened Action or other matter in respect of the MPEG LA Letter; or

(xviii) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 5.1(b).

5.2 Access to Information. (a) Prior to the Closing, Buyer and its accountants, counsel and other representatives (including Financing Sources and their representatives) will be permitted to make, during normal business hours upon reasonable prior notice, such investigation of the properties, business and operations of the Companies and their Subsidiaries (including reasonable access to the personnel, counsel, accountants, consultants and representatives thereof) and such examination of the books and records of the Companies and their Subsidiaries as, in each case, it reasonably requests. Notwithstanding the foregoing, neither the Companies nor any of their Affiliates is under any obligation to disclose to Buyer any information the disclosure of which (i) is restricted by applicable Law or any obligations to any third party or (ii) is subject to attorney-client privilege. Buyer and its representatives will not have access to employment records of individual employees of the Companies or their Subsidiaries prior to the Closing except on such terms as may be agreed by the Companies and Buyer in order to protect confidential information and ensure compliance with all applicable Laws and the applicable Company’s policies. Any investigation pursuant to this Section 5.2(a) will be conducted in such manner as not to unreasonably interfere with the conduct of the business of any Company or its Subsidiaries, and no such investigation will affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. Each Company will use its reasonable best efforts to cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of such Company and its Subsidiaries to reasonably cooperate with Buyer and its representatives in connection with such investigation and examination.

(b) For a period of one year following the Survival Date (and otherwise to the extent necessary to respond to a Tax audit by a Governmental Authority), Buyer will, and will cause the Surviving Corporations to, give the Representatives reasonable access during the Surviving Corporations’ regular business hours upon reasonable advance notice and under reasonable circumstances to books, records and personnel of the Surviving Corporations in order to permit them to take any action contemplated to be taken by them hereunder or as otherwise may be necessary to exercise any of their rights or obligations hereunder, including in connection with any Actions under Article VIII. Notwithstanding the foregoing, neither the Surviving Corporations nor any of their Affiliates is under any obligation to disclose to the Representatives any information the disclosure of which (i) is prohibited by applicable Law or (ii) is subject to attorney-client privilege.

5.3 Reasonable Efforts. Without limiting any covenant contained in this Article V, Buyer and each Company will, and will each cause their respective Subsidiaries to (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all Authorizations of any Governmental Authority required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material Authorizations of third parties that any of Buyer, a Company or their respective Affiliates are required to obtain in order to consummate the Transactions, and (c) take such other action as may reasonably be necessary or as another party hereto may reasonably request to satisfy the conditions of Article VI or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event will a Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any Authorizations required in order to consummate the applicable Merger pursuant to the terms of any Contract to which such Company or any of its Subsidiaries is a party.

5.4 Antitrust Approvals. (a) Each of Buyer and each Company will (i) make or cause to be made all filings required of it or its Affiliates under the Antitrust Laws with respect to the Transactions as promptly as practicable and, in any event, within ten Business Days from the date of this Agreement, (ii) comply at the earliest practicable date with any request under the Antitrust Laws for additional information, documents or other materials received by it or its Affiliates from any Governmental Authority in respect of such filings or the Transactions, and (iii) reasonably cooperate with the other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under any Antitrust Law with respect to any such filing or the Transactions. Each of Buyer and each Company will use its reasonable best efforts to furnish to the other all information required for any application or other filing required to be made pursuant to any applicable Law in connection with the Transactions and promptly inform the other of any oral communication with, and, subject to applicable Law, provide copies of written communications with, any Governmental Authority regarding any such filings or the Transactions. No party hereto will independently participate in any scheduled meeting or teleconference with any Governmental Authority in respect of any such filing, investigation or other inquiry without giving the other party hereto, to the extent reasonably practicable, prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate in such meeting.

(b) Without limiting the generality or effect of Section 5.2(a) or 5.3, each of Buyer and each Company will use its respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions under any Antitrust Law and take such action as may be required to cause the expiration of the waiting periods under the Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Transactions (or any portion thereof) as in violation of any Antitrust Law, each of Buyer and each Company will cooperate and use its reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions unless Buyer and any of the Companies mutually agree that litigation is not in their respective best interests. In connection with and without limiting the foregoing, each of Buyer and each Company will take promptly any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority, so as to enable the parties hereto to close the Transactions as promptly as possible, including, in the case of Buyer, agreeing to, and thereafter using its best efforts to cause to be implemented in accordance with their terms, such divestiture, hold-separate or other orders or remedies as any Governmental Authority may require to permit the Transactions to be consummated as promptly as possible and in any event prior to the Termination Date.

(c) Buyer will be solely responsible for and pay all filing fees payable to Governmental Authorities under any Antitrust Law.

5.5 Indemnification and Insurance. (a) From and after the Closing Date, the Buyer will cause each Surviving Corporation and each of its Subsidiaries to maintain in effect all rights of any individual who, on or prior to the Closing Date was a director or officer of such Company or any of its Subsidiaries to indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Closing Date as provided in (i) the respective certificate of incorporation or similar organizational documents of the applicable Company or its applicable Subsidiary and (ii) any director and/or officer indemnification agreement set forth on Schedule 3.14 hereto, in each case to survive the Closing Date and continue in full force and effect in accordance with their terms.

(b) At or prior to the Closing, each Company may purchase a “tail” policy of directors’ and officers’ liability insurance, the cost of which will be deemed to be a APX Transaction Expense, Solar Transaction Expense or 2GIG Transaction Expense, as applicable, in each case to the extent unpaid as of the Closing.

(c) The provisions of this Section 5.5 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each indemnified Person hereunder and its successors and representatives. The rights of the indemnified Persons under this Section 5.5 will be in addition to any rights such Persons may have under the organizational or indemnification documents of Buyer, the applicable Company or any of their Subsidiaries, by contract or by law.

(d) The obligations under this Section 5.5 will not be terminated or modified by Buyer or the applicable Surviving Corporation in a manner as to adversely affect any indemnified Person to whom this Section 5.5 applies without the consent of the affected indemnified Person. In the event that either Buyer or the applicable Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Persons or (ii) transfers 50% or more of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors and assigns or transferees assume the obligations set forth in this Section 5.5.

5.6 280G Stockholder Vote. Prior to the Closing, the Companies will seek shareholder approval that satisfies the requirements of Q/A-7 of the regulations under Section 280G of the Code (“Section 280G”), including soliciting the waiver, to the extent necessary, by all persons who are “disqualified individuals” within the meaning of Section 280G of all payments and benefits in the nature of compensation that could, but for such waiver (as applicable) and approval, reasonably be expected to be treated as “parachute payments” under Section 280G (either alone or in combination with any other event). In connection with the foregoing, the Companies will provide drafts of all documentation related to such waiver and shareholder vote to Buyer for reasonable prior review and comment and will reasonably consider comments timely provided by Buyer to the Companies with respect to such documentation.

5.7 Employment Matters. (a) For a period of one year following the Closing Date, Buyer will cause each Surviving Corporation to continue to provide the active employees of the applicable Company and such Company’s Subsidiaries with salary, wages, bonus opportunities, commissions, if applicable, and benefits (excluding in all cases, equity-based compensation and benefits), which in the aggregate are at least substantially equivalent to the salary, wages, bonus opportunities, commissions, if applicable, and benefits (excluding in all cases, equity-based compensation and benefits) provided prior to the Closing Date by such Company or its Subsidiaries taken as a whole. This Section 5.7 will not limit the obligation of a Surviving Corporation to maintain any Employee Plan that, pursuant to an existing Contract, must be maintained for a period longer than one year. No provision of this Agreement will be construed as a guarantee of continued employment of any employee of a Company or any of its Subsidiaries, and this Agreement will not be construed so as to prohibit the Surviving Corporation or any of its Subsidiaries from having the right to terminate the employment of any employee of a Surviving Corporation or any of its Subsidiaries.

(b) Each employee and former employee of a Company and its Subsidiaries will be credited with his or her years of service with such Company and its Subsidiaries (and any predecessor entities thereof) before the Closing Date under any employee benefit plan of Buyer and its Subsidiaries providing benefits similar to those provided under an Employee Plan to the same extent as such employee or former employee was entitled, before the Closing Date, to credit for such service under such Employee Plan; provided, that the foregoing will not apply to the extent it would result in a duplication of benefits. With respect to the applicable plan year in which Buyer ceases to maintain any particular Employee Plan, each employee will be given credit for amounts paid under such Employee Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Buyer or its Subsidiaries.

(c) Prior to the Closing, each Company will pay all commissions, bonuses and other compensation to its employees and other service providers that is due and payable as of such date in accordance with the terms of such arrangements and will otherwise timely make all payments of commission, bonuses and other compensation in the ordinary course consistent with past practice and without delay, including those amounts set forth on Schedule 5.7(c).

(d) No provision of this Section 5.7 (i) creates any third-party beneficiary or other rights for any employee of the Companies or any of their Subsidiaries (including any beneficiary or dependent thereof), (ii) constitutes an employment agreement or an amendment to or adoption of any employee benefit plan of or by any member of Buyer, the Companies or any of their Subsidiaries, or (iii) will, except with respect to an APX Employee Payment Contract, alter or limit the ability of Buyer, the Companies or any of their respective Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them in accordance with the terms of such plan, program agreement or arrangement and applicable Law.

5.8 Escrow Agreement. At or prior to the Closing, Buyer, the Escrow Agent and a duly authorized representative of each Representative will execute and deliver the Escrow Agreement.

5.9 APX Post-Closing Employee Payments. (a) Following the Closing, the Surviving Corporation will cooperate as may be reasonably requested by the APX Representative for purposes of determining whether any APX Employee Post-Closing Payments are required to be made pursuant to the APX Employee Payment Contracts. Without limiting the foregoing, if, after the Closing, any Person entitled to an APX Employee Post-Closing Payment pursuant to an APX Employee Payment Contract ceases to be employed by or provide services to the applicable Surviving Corporation or one of its Affiliates, the APX Surviving Corporation will promptly provide the APX Representative with (i) the date on which such Person ceased to provide services or be employed and (ii) a brief description of the circumstances that resulted in the cessation, and the APX Representative will be entitled to rely on the Surviving Corporation’s position regarding the circumstances that resulted in the cessation of employment.

(b) At any time after the Closing Date that any Employee Post-Closing Payments become due pursuant to the terms of the Employee Payment Contracts, the APX Representative will calculate such amounts and deliver to Buyer and the Escrow Agent a Subsequent Payments Schedule with respect thereto, identifying (i) the amount of each APX Employee Post-Closing Payment payable to the Person entitled thereto, (ii) the aggregate portion of the APX Employee Escrow Fund that, as of such date, is no longer payable to the applicable participants pursuant to the terms of the applicable Employee Payment Contracts, whether as a result of the prior cessation of employment or services of such participants or otherwise (collectively, “Forfeited Post-Closing Employee Payments”), and (iii) the applicable portion of the Forfeited Post-Closing Employee Payments payable to each APX Post-Closing Payee and, to the extent Forfeited Post-Closing Employee Payments relate to payments made in accordance with the APX Alarm Securities Solutions, Inc. 2GIG Special Incentive Plan, certain 2GIG Post-Closing Payees. Within three Business Days following the delivery to Buyer and the Escrow Agent of such Subsequent Payments Schedule, Buyer and the APX Representative will cause the Escrow Agent to pay (A) the amounts identified in clause (i) of the immediately preceding sentence to the APX Surviving Corporation for distribution to the APX Post-Closing Employees pursuant to Section 2.5 and (B) the amounts identified in clauses (ii) and (iii) of the immediately preceding sentence to be distributed in the same manner as the APX Escrow Amount is distributed pursuant to Section 8.7(a).

(c) The APX Surviving Corporation will be solely responsible for the calculation of any applicable withholding and payroll deductions to be made to any payments that may be payable pursuant to Section 5.9(b).

5.10 Repurchase of Contracts. APX will take such actions as may be necessary to exercise, at the Closing, subject to the payment by Buyer of the repurchase amounts set forth in Sections 2.2(f) and 2.2(g), APX’s rights to acquire all rights, title and interest in the Assets to be Acquired (as defined in each of the RBS Agreement, the Riverwoods II Agreement and the Riverwoods III Agreement) (collectively, the “Account Repurchases”).

5.11 Public Announcements. The initial press release announcing this Agreement will be in substantially the form previously agreed to by representatives of the parties. Thereafter, no party will issue any press release or otherwise make any similar public announcement with respect to the Transactions, without the prior written consent of Buyer and the Companies, except to the extent required by Law or Governmental Authority, in which case it will, if practicable in the circumstances, use its reasonable efforts to consult with the other party with respect to the timing and content thereof.

5.12 Termination of Certain Arrangements. Effective immediately prior to the Closing, each Company will take such action as is required to cause the Contracts set forth in Schedule 5.12 to be terminated in their entirety, and will deliver to Buyer evidence of such termination in form and substance reasonably satisfactory to Buyer.

5.13 No Solicitation. From the date of this Agreement through the Closing Date, the Companies will not, and will direct their respective Affiliates, stockholders, directors, officers, agents, employees and other representatives not to, directly or indirectly (a) discuss, negotiate, undertake, initiate, authorize, assist, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Companies and their Subsidiaries or any capital stock or other ownership interest in any of the Companies or their Subsidiaries, other than the Transactions (an “Acquisition Transaction”), (b) facilitate or encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (c) furnish or cause to be furnished to any Person, any information concerning the business, operations, properties or assets of the Acquired Companies in connection with an Acquisition Transaction, or (d) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Promptly following the date hereof, the Companies will exercise any contractual rights available to any of them to cause each Person (other than Buyer and its representatives, including the Financing Sources and their representatives) who received non-public or confidential information of any of the Companies or any of their Subsidiaries in connection with any possible Acquisition Transaction to cause such Persons to promptly return to the Companies or destroy such information.

5.14 Disclosure Schedule. In the preparation of Disclosure Schedules prior to the date hereof, the Companies have included in the Disclosure Schedule items that may not be material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, will not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in any Disclosure Schedule delivered by the Companies will qualify any representation and warranty herein to the extent that the relevance or applicability of the information disclosed with respect to the representation and warranty is reasonably apparent on its face, notwithstanding the absence of a reference or cross-reference to such representation and warranty on any such Disclosure Schedule or the absence of a reference or cross-reference to such Disclosure Schedule in such representation and warranty. Descriptions of terms or documents summarized in the Disclosure Schedule will be qualified in their entirety by the documents themselves; provided that such documents, including all amendments, exhibits, schedules and other attachments thereto, have been made available to Buyer prior to the date hereof.

5.15 Financing Activities. (a) Buyer will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Commitments, including using reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) negotiate definitive agreements with respect to the Debt Financing on terms and conditions (including, as necessary, the “flex” provisions contained in the Redacted Fee Letter) as specified in the Debt Financing Letter (any such agreements, the “Definitive Debt Agreements”), (iii) satisfy on a timely basis (or obtain the waiver of) all conditions that are applicable to Buyer or Merger Sub in the Debt Financing Letter or the Definitive Debt Agreements, as applicable, and comply with its obligations thereunder, and (iv) upon the satisfaction or waiver of such conditions, consummate the Debt Financing at or prior to the Closing as set forth in Section 1.2. In furtherance and not in limitation of the foregoing, in the event that all conditions to the Debt Financing Letter (and if Definitive Debt Agreements have been entered into, to such respective Definitive Debt Agreements) have been satisfied, and all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), Buyer will use its reasonable best efforts to enforce its rights under the applicable Debt Financing Letter and Definitive Debt Agreements, as the case may be, including by suit or other appropriate proceeding. Buyer will have the right from time to time to amend, modify or replace the Financing Commitments; provided, that Buyer will not, without the prior written consent of the Companies, agree to, or permit, any amendment, modification or replacement of, or waiver under, the Financing Commitments or the definitive agreements relating to the Financing Commitments if such amendment, modification, replacement or waiver would (A) reduce the aggregate amount of the Debt Financing, (B) impose new or additional conditions or otherwise expand or amend any of the conditions precedent or contingencies to the funding on the Closing Date of the Financing as set forth in the Financing Commitments, or (C) reasonably be expected to prevent, impede or delay the consummation of the Financing or the transactions contemplated by this Agreement or make the funding of the Financing less likely to occur or adversely impact the ability of the Buyer (or with respect to the Equity Financing, the Companies) to enforce its rights against the other parties to the Financing Commitments or the definitive documents with respect thereto, without the prior consent of the Companies; provided, further, that notwithstanding the foregoing, Buyer may amend the Debt Financing Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt

Financing Letter as of the date of this Agreement if the addition of such parties individually or in the aggregate, would not reasonably be expected to delay or prevent the consummation of the Debt Financing or the Closing. Buyer will deliver to the Companies and the Representatives copies of any such amendment, modification, replacement or waiver promptly upon its execution thereof. If, notwithstanding the use of reasonable best efforts by Buyer to satisfy its obligations under this Section 5.15(a), any portion of the Debt Financing or Definitive Debt Documents is terminated or expires or otherwise becomes unavailable on the terms and conditions (including the “flex” provisions contained in the Redacted Fee Letter) specified in the Debt Financing Letter or the Definitive Debt Agreements, Buyer will promptly notify the Companies and the Representatives and will use its reasonable best efforts to arrange and obtain alternative financing from the same and/or alternative sources on terms and conditions not less favorable, taken as a whole, to Buyer (as determined in the reasonable judgment of Buyer), than those contained in the Debt Financing Letter (“Alternative Financing”), upon terms and conditions which would not have any of the effects specified in clauses (A), (B), and (C) of this Section 5.15(a) as promptly as reasonably practicable following the occurrence of such event. Buyer will keep Companies informed on a reasonably current basis of the status of its efforts to arrange the Financing and to satisfy the conditions thereof, including (1) giving Companies and the Representatives prompt written notice of any material adverse change with respect to the Debt Financing, including if at any time the Debt Financing Letter expires or is terminated for any reason or if any financing source party to the Debt Financing Letter notifies Buyer that such source no longer intends to provide financing to Buyer on the terms set forth therein, and (2) upon Companies reasonable request, advising and updating the Companies, in a reasonable level of detail, with respect to status and proposed funding date. For purposes of this Agreement, references to “Financing” and “Debt Financing” and “Definitive Debt Documents” will include the financing contemplated by the Debt Financing Commitment as permitted by this Section 5.15(a) to be amended, modified or replaced and references to “Debt Financing Letter” will include such documents as permitted by this Section 5.15(a) to be amended, modified or replaced, in each case from and after such amendment, modification, or replacement.

(b) The Companies will, and will cause their respective Subsidiaries to, provide all cooperation reasonably requested by Buyer in connection with the arrangement of the Debt Financing, at Buyer’s sole cost and expense (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Companies and their Subsidiaries and provided that such requested cooperation is of the type customarily provided in connection with similar financings), by (i) participating at reasonable times in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions (including sessions with prospective lenders, investors and rating agencies), (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, offering documents, private placement memoranda and other similar documents including road show or investor meeting slides in connection with the Debt Financing (including requesting customary consents of accountants for use of their reports in any materials relating to the Debt Financing and the delivery of one or more customary representation letters and/or customary authorization letters), (iii) reasonably cooperating with the pledging of collateral in connection with the Debt Financing as may be reasonably requested by Buyer, (iv) taking actions reasonably necessary to permit the Financing Sources to evaluate the Companies’ inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements required to be established as of the Closing under the Debt Financing Commitment, (v) reasonably cooperating with the marketing efforts of Buyer and the Lenders for any portion of the Debt Financing, (vi) providing a certificate of the chief financial officer of each Company and its Subsidiaries with respect to solvency matters as of the Closing on a pro forma basis in the form attached to the Debt Financing Commitment, (vii) if requested by a financing source at least three days prior to Closing, providing information related to each Company which such financing source has reasonably requested and that such financing source has determined is required by regulatory authorities under applicable “know your customer” and anti money laundering rules and regulations, including the USA Patriot Act, (viii) using reasonable best efforts to obtain customary accountants’ comfort letters and customary local counsel legal opinions to the extent required from the Financing Sources, including furnishing, prior to the commencement of the Marketing Period, drafts of such comfort letters (which will provide “negative assurance” comfort) which such accountants are prepared to issue upon completion of customary procedures, (viii) facilitating the execution and delivery (at the Closing) of definitive documents related to the Debt Financing on terms specified by the Debt Financing Letter to the extent required to be delivered as of Closing, (ix) obtaining customary payoff letters (including release of Liens) relating to the payoff of all existing indebtedness to be terminated on or prior to the Closing, and (x) using reasonable best efforts to furnish to Buyer and the Financing Sources as promptly as reasonably practicable, but in the event such information is required to be delivered by the Debt Financing Letter, no later than the time called for by the Debt Financing Letter, all financial, business and other information regarding the Companies as may be reasonably requested by Buyer or its Financing Sources, to be contained in a customary offering memorandum containing all customary information (other than a “description of notes” and information customarily provided by the initial purchasers and their counsel), including annual audited and interim unaudited financial statements (including interim unaudited financial statements as of, and for the nine-month period ending, September 30, 2012) (each Company’s accountants will perform a SAS 100 review on any such interim unaudited financial information), pro forma financial statements, management’s discussion and analysis of financial condition and results of operations, business and other financial and other data of the type and form that are customarily included in offering memoranda for private placements of high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act, including information required by Regulation S-X and Regulation S-K under the Securities Act (which is understood not to include consolidating and other financial statements and data that would be required by Sections 3-10 and 3-16 of Regulation S-X, Item 402 of Regulation S-K and information regarding executive compensation) (information required to be delivered pursuant to this clause (x) being referred to as the “Required Information”); and provided that, the foregoing notwithstanding in this clause (b), (A) no obligation of the Companies under any such agreement, certificate, document or instrument will be effective until the Closing, (B) the pre-Closing directors of the Companies will not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (C) the Companies will not be required to execute prior to the Closing any Definitive Debt Agreements or other documents in connection with the Debt Financing (except for documents that would only become effective at and as of the Closing), (D) except as expressly provided above, the Companies will not be required to take any corporate actions prior to the Closing to permit the consummation of the Debt Financing, and (E) the Companies will not be required to pay any commitment fee or other fee or incur any monetary liability or expenses or give any indemnity with respect to the Financing that is not contingent on Closing. If the Closing does not occur, Buyer will reimburse such Company for all reasonable and documented out-of-pocket costs actually incurred by such Company in connection with such cooperation (and any such amounts will not be included will not be included as a liability in any calculation of Net Worth pursuant to Section 2.4(e)). Buyer will indemnify and hold harmless the Companies and their Subsidiaries from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the arrangement of the Debt Financing and any information used in connection therewith. All non-public or other confidential information provided by or on behalf of any Company and its Subsidiaries pursuant to this Section 5.15(b) will be kept confidential in accordance with the Confidentiality Agreement, except that Buyer will be permitted to disclose such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Financing, subject to the potential sources of capital, prospective lenders and investors being informed by Buyer of the obligations of confidentiality relating to Representatives (as defined in the Confidentiality Agreement) of Buyer under the Confidentiality Agreement and agreeing to maintain the confidentiality thereof. The Companies hereby consent to the reasonable use of the Companies’ respective logos in connection with the Debt Financing; provided, that such logos are used in a manner that is not intended to harm or disparage the Companies or their marks.

(c) Notwithstanding the foregoing, Buyer acknowledges and agrees that this Agreement and the Transactions are not contingent on Buyer’s ability to obtain Financing (including any alternate financing contemplated by Section 5.15(a)) or any specific amount or terms with respect to such Financing.

5.16 Payoff Letters. Without limiting the obligations of the Companies pursuant to Section 5.15(b), not less than two Business Days prior to the Closing Date, the Companies will deliver to Buyer draft payoff letters to Buyer with respect to the Existing Credit Facilities that is to be repaid at the Closing, which letters (A) correctly state the amount, including any applicable premiums or fees and expenses necessary to repay such Existing Credit Facilities and completely discharge the obligations of the applicable Company and/or its Subsidiaries with respect thereto and (B) acknowledge that, subject to the repayment of the aggregate principal amount outstanding, together with all interest accrued thereon and any other fees or expenses payable thereunder, (x) such debt instrument, credit facility or other instrument has been terminated, (y) any and all Liens relating to such debt instrument, credit facility or other instrument have been released, and (z) the applicable Companies and their respective Subsidiaries have been released from any and all liabilities and obligations with regards to such debt instrument, credit facility or other instrument (other than any obligation under any indemnification or similar provision that by its terms survives such termination), which payoff letters will be executed and delivered to Buyer at Closing upon repayment of the Existing Credit Facilities.

5.17 Written Consents. As promptly as practicable after the execution and delivery of this Agreement, and without limiting the rights of Buyer pursuant to Section 7.1(e) hereof, each of the Companies will deliver to the Buyer executed written consents in the form set forth as Exhibit A hereto, which written consents will, at the time of such delivery, be executed by a sufficient number of the stockholders of each of the Companies to cause the adoption of this Agreement in accordance with the DGCL and the applicable Company’s certificate of incorporation and bylaws (the “Stockholder Approvals”).

In the event that there are any Dissenting Shares, APX, Solar and/or 2GIG, as the case may be, will take such actions as are necessary to cause the holders of such Dissenting Shares to waive such rights, including by enforcing any contractual rights that would require such waivers.

VI. CONDITIONS

6.1 Conditions to Obligations of Buyer, the Merger Subs and the Companies. The obligations of Buyer, the Merger Subs and the Companies to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may (to the extent permitted by Law) be waived in writing by Buyer and the Companies:

(a) all waiting periods under the HSR Act applicable to any Merger or the Transactions shall have expired or been terminated; and

(b) there shall not be in force any Governmental Order or other Law enjoining, preventing or prohibiting the consummation of any Merger or the Transactions.

6.2 Conditions to Obligations of Buyer and the Merger Subs. The obligations of Buyer and the Merger Subs to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may (to the extent permitted by Law) be waived in writing by Buyer (without joinder by the Merger Subs):

(a) (i) the representations and warranties of each Company contained in Section 3.1, Section 3.2, Section 3.3, Section 3.6 and Section 3.21 (collectively, the “Fundamental Representations”) of this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made on such date (except to the extent any representations and warranties speak as to another date, which representations and warranties shall be so true and correct at and as of such other date), (ii) the representations and warranties of each Company contained in Section 3.9(a) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made on such date; provided that such representations and warranties shall, solely for purposes of this Section 6.2(a), be deemed to speak to all of the Companies and their Subsidiaries, taken as a whole, as opposed to the individual Companies and their respective Subsidiaries, and (iii) each of the other representations and warranties of each Company contained in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made on such date (except to the extent any representations and warranties speak as to another date, which representations and warranties shall be so true and correct at and as of such other date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on all Companies, taking the Companies together as a whole;

(b) each Company and each Representative shall have, in all material respects, performed or complied with each of the covenants required to be performed or complied with by it under this Agreement prior to the Closing;

(c) a Material Adverse Effect on the Companies, taken together as a whole, shall not have occurred that is continuing as of the Closing Date;

(d) the Account Repurchases shall occur concurrently with the Closing; and

(e) Buyer shall have received from the Companies each of the following:

(i) a certificate signed by an officer of such Company, dated the Closing Date, certifying that each of the conditions specified in Sections 6.2(a) and 6.2(b) is satisfied;

(ii) not less than two Business Days prior to the Closing Date, the Payoff Letters;

(iii) a valid certificate from each of the Companies in the form set forth on Schedule 6.2(e)(iii), duly executed and acknowledged, providing for the elimination of withholding under Section 1445 of the Code;

(iv) counterparts to the Escrow Agreement, duly executed by each of the Companies and authorized representatives of each of the Representatives;

(v) copies of purchase agreements in respect of the Account Repurchases, duly executed and delivered by APX and each of Alarm Contracts, LLC and RBS (as defined in the RBS Agreement), Riverwoods Capital Fund II, LLC and Riverwoods Capital Fund III, LLC, as applicable, which agreements shall be in full force and effect at and as of the Closing; and

(vi) the Stockholder Approvals, which shall continue to be in full force and effect.

6.3 Conditions to the Obligations of the Companies. The obligations of the Companies to consummate the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Companies:

(a) the representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made on such date (except to the extent any representations and warranties speak as to another date, which representations and warranties shall be so true and correct at and as of such other date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer or the Merger Subs to consummate the Transactions;

(b) each of Buyer and each Merger Sub shall have, in all material respects, performed or complied with each of the covenants required to be performed or complied with by it under this Agreement prior to the Closing; and

(c) the Companies and the Representatives shall have received from Buyer each of the following:

(i) a certificate signed by an officer of Buyer, dated the Closing Date, certifying that each of the conditions specified in Sections 6.3(a) and 6.3(b) is satisfied; and

(ii) counterparts to the Escrow Agreement, duly executed by Buyer.

VII. TERMINATION/EFFECTIVENESS

7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time as follows:

(a) by mutual written consent of Buyer and the Companies;

(b) by either the Companies, on the one hand, or Buyer, on the other hand, if the Closing has not occurred on or before December 31, 2012 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) will not be available to any party whose breach of any provision of this Agreement has caused, or resulted in, the failure of the Transactions to be consummated on or before such date (for the avoidance of doubt, but without limiting Section 7.3, Buyer’s failure to close due to the unavailability of the Debt Financing (or, if applicable, the Alternative Financing) will not in any way limit its termination right pursuant to this Section 7.1(b), except to the extent such unavailability was caused by or resulted directly from the breach by Buyer of Section 5.15);

(c) by either the Companies, on the one hand, or Buyer, on the other hand, if the consummation of the Transactions (or any portion thereof) is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Governmental Order of a Governmental Authority of competent jurisdiction; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to any party whose breach of any provision of this Agreement has caused, or resulted in, the issuance of such non-appealable Governmental Order;

(d) by Buyer, on the one hand, or the Companies, on the other hand, if there is any material breach of any representation, warranty or covenant on the part of the Companies, on the one hand, or Buyer or the Merger Subs, on the other hand, set forth in this Agreement, such that the conditions specified in Section 6.2(a) or 6.2(b) (in the case of a termination by Buyer) or Section 6.3(a) or 6.3(b) (in the case of a termination by the Companies) would not be satisfied at the Closing and, in either such case, such breach cannot be cured by the Termination Date, or if capable of being cured, is not cured within 30 days after written notice of such breach is given by the applicable party (or, if earlier, the Termination Date); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to any party who is then in material breach of any of its representations, warranties or covenants under this Agreement;

(e) by Buyer, by giving written notice to the Companies after 11:59 pm EST on the date hereof, if the Companies shall not have delivered the executed Stockholder Approvals to Buyer on or before the delivery of such written notice; or

(f) by the Companies if (i) the Marketing Period has ended and the conditions set forth in Sections 6.1 and 6.2 (provided such conditions are capable of being satisfied as of the date of the Companies’ notice terminating the Agreement pursuant to this Section 7.1(f)) have been satisfied, (ii) the Companies have irrevocably confirmed by written notice to Buyer after the end of the Marketing Period that all conditions set forth in Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3, (iii) the Mergers shall not have been consummated on the date on which the Closing would otherwise have been required to occur in accordance with Section 1.2, and (iv) the Mergers shall not have been consummated within one Business Day following the delivery of such notice, during which period following delivery of such notice the Companies stood ready, willing and able to consummate the Closing.

7.2 Effect of Termination. (a) In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement will forthwith become void and have no effect, and no party hereto, or any of their respective Subsidiaries or Affiliates or any of the officers or directors of any of the foregoing, will have any liability of any nature whatsoever under this Agreement, or in connection with the Transactions, except that the Confidentiality Agreement and the Limited Guarantee will survive any termination of this Agreement in accordance with their terms, and this Section 7.2, Section 7.3 and Article XI will each survive any termination of this Agreement; provided, however, that nothing will relieve any of the Companies from liability for any knowing breach of any of its representations and warranties set forth in this Agreement or any deliberate breach of any covenant of this Agreement. For purposes of this Agreement, (i) a “knowing” breach of a representation and warranty will be deemed to have occurred only if an executive officer of the party alleged to have breached had actual knowledge of such breach as of the date of this Agreement (without any independent duty of investigation or verification other than an actual reading of the representations and warranties as they appear in this Agreement by such party’s chief executive officer and chief operating officer) and (ii) a “deliberate” breach of any covenant will be deemed to have occurred only if an executive officer of the party alleged to have breached took or failed to take action with actual knowledge that there was a substantial likelihood that the action so taken or omitted to be taken constituted a breach of such covenant or reasonably should have known that an action or failure to take action resulted in a substantial likelihood of such breach. For purposes of this Section 7.2(b), an “executive officer” will have the meaning given to the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934.

(b) Notwithstanding anything to the contrary in this Agreement, if Buyer or any Merger Sub breaches this Agreement (whether knowingly, deliberately, willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for specific performance as and only to the extent expressly permitted by Section 11.12(b), the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Buyer, the Merger Subs, the Guarantor, the other Non-Recourse Parties (as defined in the Limited Guarantee) or the Financing Sources for any breach, loss or damage or failure to perform will be (x) for the Companies to terminate this Agreement pursuant to Section 7.1(f) and the Companies to receive payment of the Buyer Termination Fee or (y) for the Companies to terminate this Agreement pursuant to Section 7.1(d) and seek to recover monetary damages from Buyer, which damages may include damages of any kind, including consequential damages and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement) and including as damages the value lost by the Company Interest Holders and other Persons entitled to receive payments hereunder based on the consideration that would otherwise have been paid and the benefits that would have accrued; provided, however, that in no event will Buyer be subject to monetary damages in excess of the amount of the Buyer Termination Fee in the aggregate. For the avoidance of doubt, none of the Non-Recourse Parties (except to the extent expressly set forth in the Limited Guarantee) or the Financing Sources will have any liability to any Person, including the Representatives, the holders of equity of the Companies or any of their respective Affiliates relating to or arising out of this Agreement, the Financing or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity in contract, in tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise.

7.3 Fees and Expenses. (a) In the event this Agreement is terminated pursuant to Section 7.1(f), then Buyer will promptly, but in no event later than one Business Day after the date of such termination, pay to the Companies, or cause to be paid to the Companies, an amount equal to $80.4 million in cash (the “Buyer Termination Fee”), allocated among the Companies in the manner set forth on Schedule 7.3 hereto; provided, further, that any purported termination of this Agreement by Buyer under Section 7.1(b) will be deemed to be a termination by the Companies under Section 7.1(f) if the Companies were entitled to terminate this Agreement under Section 7.1(f) at the time of such termination.

(b) Each of the parties hereto acknowledges that the covenants contained in this Section 7.3 are an integral part of the Transactions, and that without these covenants, the parties hereto would not have entered into this Agreement, and that any amounts payable pursuant to this Section 7.3 do not constitute a penalty, but are liquidated damages in a reasonable amount that will compensate the Companies in the circumstances in which such fee is payable for the efforts and resources expended by the Companies and their stockholders (including the Representatives on their behalf) and the opportunities foregone by the Companies while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Closing, which amount would otherwise be impossible to calculate with precision.

(c) Any amount that becomes payable pursuant to this Section 7.3 will be paid by wire transfer of immediately available funds to an account or accounts designated by the Companies.

VIII. INDEMNIFICATION

8.1 Indemnification by the Company Indemnitors. (a) On the terms and subject to the conditions of this Article VIII, the APX Indemnitors will defend, indemnify and hold harmless Buyer and its Affiliates, officers, directors, managers, stockholders, employees and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse Buyer Indemnitees solely (i) from the APX Escrow Funds or, to the extent not available, or (ii) from the Solar Escrow Funds or 2GIG Escrow Funds (in each case solely to the extent the amount of such Indemnity Escrow Funds would otherwise be allocated and payable to Cross Ownership Holders in accordance with the terms of this Agreement) for, any and all damages, losses, liabilities and reasonable out-of-pocket costs and expenses, including reasonable expert witness fees and reasonable attorneys’ fees (collectively, “Losses”), of Buyer Indemnitees in connection with, resulting from or arising out of:

(i) any breach or inaccuracy of a representation or warranty of APX contained in this Agreement (A) on and as of the Closing Date with the same effect as though made on and as of the Closing Date (other than any such representation or warranty that speaks of a specific date or time other than the Closing Date) or (B) on and as of the date or time when made, in the case of any representation or warranty that speaks as of a specific date or time other than the Closing Date;

(ii) any breach by APX of any covenant of APX contained in this Agreement or by the APX Representative of any Post-Closing Covenant of such APX Representative;

(iii) any Seller Taxes of APX, except to the extent the liability for such Seller Taxes is reduced by reason of a utilization of a net operating loss of APX which is in existence as of the Closing Date, and reduced by the amount of all cash refunds of Seller Taxes of APX actually received after the Closing Date and all credits in respect of Seller Taxes of APX actually reducing cash Taxes payable after the Closing Date;

(iv) any APX Transaction Expenses in excess of the sum of the amount paid at Closing pursuant to Section 2.2(e) and the amount included in the Final APX Net Worth Amount;

(v) any APX Employee Post-Closing Payments in excess of amounts available in the APX Employee Escrow Fund;

(vi) any APX Funded Debt in excess of the sum of the amount paid at Closing pursuant to Section 2.2(d) and the amount included in the Final APX Net Worth Amount;

(vii) any Action arising out of or related to the treatment of Companies Group Equity of APX or any of its Subsidiaries in the Transactions, including the exercise of appraisal rights under Section 262 of the DGCL by holders of Dissenting Shares of APX;

(viii) any and all Losses (which for clarity shall include any and all payments to MPEG LA, Sipco LLC and/or IntusIQ or any such party’s designee, whether in lump sum or on a per-product basis), related to the subject matter of the letter received by Vivint, Inc. from MPEG LA dated June 1, 2012 (the “MPEG LA Letter”), and related to actions, omissions, sales, revenues or activities incurred, accrued or allocated (A) prior to the Closing Date or (B) on or after the Closing Date until the Survival Date;

(ix) any investigation of APX, its Subsidiaries, its Affiliates or any of their respective directors, officers, employees, independent contractors, agents or other representatives by any Governmental Authorities related to the protection of consumers or customers and any Action arising out of or relating to such investigation or out of facts and circumstances that are the same as, or substantially similar to, any of the facts and circumstances that gave rise to, or were discovered during the course of or in connection with, such investigation (each such investigation, together with the related Actions as described above, a “Customer Protection Incident”), whether such Customer Protection Incident arose prior to, at or after the Closing Date, in all cases only to the extent such Customer Protection Incident relates to facts and circumstances occurring prior to the Closing Date; or

(x) the Action captioned Johansen v. Vivint, 12-cv-07159 (N.D. Ill.) (the “TCPA Action”) and any other Actions that relate to the facts and circumstances alleged in the TCPA Action.

Notwithstanding the foregoing, the APX Indemnitors will not be required to indemnify Buyer Indemnitees (A) with respect to any individual matter or series of related matters described in Section 8.1(a)(i) (other than Fundamental Representations) unless the aggregate amount of Losses with respect thereto exceeds $50,000, (B) with respect to any Consumer Protection Incident pursuant to Section 8.1(a)(ix) unless, and then only to the extent that, the aggregate amount of all Losses thereunder with respect to such Consumer Protection Incident exceeds $500,000, (C) with respect to matters described in Section 8.1(a)(i) (other than Fundamental Representations), Section 8.1(a)(viii) and Section 8.1(a)(x), unless, and then only to the extent that, the aggregate amount of all Losses thereunder exceeds the APX Deductible, (D) with respect to matters described in Section 8.1(a)(iii) unless, and then only to the extent that, the aggregate amount of all Losses thereunder exceeds $300,000 or (E) for any Losses under this Article VIII in excess of the APX Escrow Amount (as may be supplemented pursuant to Section 8.7(d)).

(b) On the terms and subject to the conditions of this Article VIII, the Solar Indemnitors will defend, indemnify and hold harmless Buyer Indemnitees from and against, and pay or reimburse Buyer Indemnitees solely from (i) the Solar Escrow Funds or, to the extent not available, or (ii) from the 2GIG Escrow Funds or APX Escrow Funds (in each case solely to the extent the amount of such Indemnity Escrow Funds would otherwise be allocated and payable to Cross Ownership Holders in accordance with the terms of this Agreement) for, any and all Losses resulting from or arising out of:

(i) any breach or inaccuracy of a representation or warranty of Solar contained in this Agreement (A) on and as of the Closing Date with the same effect as though made on and as of the Closing Date (other than any such representation or warranty that speaks of a specific date or time other than the Closing Date) or (B) on and as of the date or time when made, in the case of any representation or warranty that speaks as of a specific date or time other than the Closing Date;

(ii) any breach by Solar of any covenant of Solar contained in this Agreement or by the Solar Representative of any Post-Closing Covenant of such Solar Representative;

(iii) any Seller Taxes of Solar, except to the extent the liability for such Seller Taxes is reduced by reason of a utilization of a net operating loss of Solar which is in existence as of the Closing Date, and reduced by the amount of all cash refunds of Seller Taxes of Solar actually received after the Closing Date and all credits in respect of Seller Taxes of Solar actually reducing cash Taxes payable after the Closing Date;

(iv) any Solar Transaction Expenses in excess of the sum of the amount paid at Closing pursuant to Section 2.2(e) and the amount included in the Final Solar Net Worth Amount;

(v) any Solar Funded Debt in excess of the sum of the amount paid at Closing pursuant to Section 2.2(d) and the amount included in the Final Solar Net Worth Amount; or

(vi) any Action arising out of or related to the treatment of Companies Group Equity of Solar or any of its Subsidiaries in the Transactions, including the exercise of appraisal rights under Section 262 of the DGCL by holders of Dissenting Shares of Solar.

Notwithstanding the foregoing, the Solar Indemnitors will not be required to indemnify Buyer Indemnitees (A) with respect to any individual matter described in Section 8.1(b)(i) (other than Fundamental Representations) unless the aggregate amount of Losses with respect thereto exceeds $50,000, (B) with respect to matters described in Section 8.1(b)(i) (other than Fundamental Representations) unless, and then only to the extent that, the aggregate amount of all Losses thereunder exceeds the Solar Deductible, (C) with respect to matters described in Section 8.1(b)(iii) unless, and then only to the extent that, the aggregate amount of all Losses thereunder exceeds $100,000 or (D) for any Losses under this Article VIII in excess of the Solar Escrow Amount (as may be supplemented pursuant to Section 8.7(d)).

(c) On the terms and subject to the conditions of this Article VIII, the 2GIG Indemnitors will defend, indemnify and hold harmless Buyer Indemnitees from and against, and pay or reimburse Buyer Indemnitees solely (i) from the 2GIG Escrow Funds or, to the extent not available, or (ii) from the Solar Escrow Funds or APX Escrow Funds (in each case solely to the extent the amount of such Indemnity Escrow Funds would otherwise be allocated and payable to Cross Ownership Holders in accordance with the terms of this Agreement) for, any and all Losses resulting from or arising out of:

(i) any breach or inaccuracy of a representation or warranty of Solar contained in this Agreement (A) on and as of the Closing Date with the same effect as though made on and as of the Closing Date (other than any such representation or warranty that speaks of a specific date or time other than the Closing Date) or (B) on and as of the date or time when made, in the case of any representation or warranty that speaks as of a specific date or time other than the Closing Date;

(ii) any breach by 2GIG of any covenant of 2GIG contained in this Agreement or by the 2GIG Representative of any Post-Closing Covenant of such 2GIG Representative;

(iii) any Seller Taxes of 2GIG, except to the extent the liability for such Seller Taxes is reduced by reason of a utilization of a net operating loss of 2GIG which is in existence as of the Closing Date, and reduced by the amount of all cash refunds of Seller Taxes of 2GIG actually received after the Closing Date and all credits in respect of Seller Taxes of 2GIG actually reducing cash Taxes payable after the Closing Date;

(iv) any 2GIG Transaction Expenses in excess of the sum of the amount paid at Closing pursuant to Section 2.2(e) and the amount included in the Final 2GIG Net Worth Amount;

(v) any 2GIG Funded Debt in excess of the sum of the amount paid at Closing pursuant to Section 2.2(d) and the amount included in the Final 2GIG Net Worth Amount; or

(vi) any Action arising out of or related to the treatment of Companies Group Equity of 2GIG or any of its Subsidiaries in the Transactions, including the exercise of appraisal rights under Section 262 of the DGCL by holders of Dissenting Shares of 2GIG.

Notwithstanding the foregoing, the 2GIG Indemnitors will not be required to indemnify Buyer Indemnitees (A) with respect to any individual matter described in Section 8.1(c)(i) (other than Fundamental Representations) unless the aggregate amount of Losses with respect thereto exceeds $50,000, (B) with respect to matters described in Section 8.1(c)(i) (other than Fundamental Representations) unless, and then only to the extent that, the aggregate amount of all Losses thereunder exceeds the 2GIG Deductible, (C) with respect to matters described in Section 8.1(c)(iii) unless, and then only to the extent that, the aggregate amount of all Losses thereunder exceeds $100,000 or (D) for any Losses under this Article VIII in excess of the 2GIG Escrow Amount (as may be supplemented pursuant to Section 8.7(d)).

(d) Each of the representations and warranties of the Companies contained herein will survive the Closing until the Survival Date. The covenants (other than Section 5.1(a)) will survive the Closing until the Survival Date; provided that any covenant or agreement contained in this Agreement that, by its terms, provides for performance following the Closing (“Post-Closing Covenants”) will survive and continue in full force and effect until such covenant is performed or observed in accordance with its terms. All other covenants contained in this Agreement will not survive the Closing. Notwithstanding any other provision hereof, in no event will any Buyer Indemnitee be entitled to make any claim for indemnification in respect of the breach of any representation, warranty or covenant of any Company under this Section 8.1 after the Survival Date; provided that nothing herein will limit specific performance remedies with respect to the Post-Closing Covenants.

8.2 [Intentionally Omitted.]

8.3 Indemnification Procedures. (a) Notice and Opportunity to Defend Claims. If an event occurs that a Person entitled to indemnification with respect thereto under this Agreement (the “Indemnified Party”) asserts is an indemnifiable event pursuant to Section 8.1, the Indemnified Party seeking indemnification will notify the applicable Representative (in such case, the “Indemnifying Party”) promptly, but no later than 30 days, after such Indemnified Party receives written notice, in the case of a third-party claim, or otherwise becomes aware, in the case of a direct claim, of any such claim, event or matter as to which indemnity may be sought; provided, however, that (i) the failure of the Indemnified Party to give notice as provided in this Section 8.3(a) will not relieve any Indemnifying Party of its obligations under Section 8.1, except to the extent that such failure materially prejudices the rights of any such Indemnifying Party and (ii) for the avoidance of doubt, the applicable Representative is referred to herein as an “Indemnified Party” solely for purposes of receiving notice and controlling the defense and settlement of claims hereunder, and in no circumstances will a Representative or any member thereof have any obligation to indemnify any Person hereunder in such Representative’s capacity as a Representative. Any notice of a claim, event or matter as to which indemnity may be sought will include a reasonably detailed description of such claim, event or matter, the basis of the claim for indemnification, copies of material documentation reasonably accessible to or in the possession of the Indemnified Party that the Indemnified Party believes supports such claim for indemnification and a good faith estimate, to the extent practicable, of the amount of Losses incurred or which reasonably could be expected to be incurred by the Indemnified Party in connection with such claim.

(b) Third-Party Claims. In the case of any claim asserted by a third party against an Indemnified Party, the Indemnified Party will give written notice to the Indemnifying Party (or, with respect to a claim for which indemnification is sought pursuant to Section 8.1, the applicable Representative) of the third-party claim in accordance with Section 8.3(a), and the Indemnified Party will permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume (upon acknowledging that the applicable Indemnified Party is entitled to indemnification with respect to such claim, subject to the limitations set forth in this Article VIII) the defense of any third-party claim or any litigation with a third party resulting therefrom; provided, however, that (i) counsel for the Indemnifying Party who conducts the defense of such claim or litigation will be subject to the approval of the Indemnified Party (which approval will not be unreasonably withheld, conditioned or delayed) and (ii) the Indemnified Party may participate in such defense at such Indemnified Party’s expense. Except with the prior consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, will consent to entry of any judgment or enter into any settlement that provides for injunctive or other non-monetary relief affecting the Indemnified Party or any of its Affiliates or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party and its Affiliates of a general release from all liability with respect to such claim or litigation, or, in the case of any claim for Taxes, that results in an increase in Taxes or taxable income of the Indemnified Party or its Affiliates for a taxable period or portion thereof beginning after the Closing Date. If the Indemnifying Party does not assume the defense of any matter as above provided, the Indemnified Party will have the right to defend such matter and to settle such matter; provided, however, that the Indemnified Party may not settle such claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed). In any event, the Indemnifying Party and the Indemnified Party will reasonably cooperate in the defense of any third-party claim or litigation subject to this Article VIII and will each provide the other reasonable access to its records in order to facilitate the defense and settlement of such matter.

8.4 Exclusive Remedy; Indemnification Escrow. Following the Closing, the indemnification provided for in this Article VIII will be the sole and exclusive remedy available to any Buyer Indemnitee against another party for any claims under or based upon this Agreement or the Transactions except for actual fraud. Neither Buyer nor any other Buyer Indemnitee will be entitled to recovery for indemnification claims under this Article VIII directly from any Company Interest Holders or any of their Affiliates. Without limiting the foregoing, in no event will Buyer or any other Buyer Indemnitee be entitled to offset any amounts owed to it pursuant to this Article VIII against any amounts owed by Buyer, any Buyer Indemnitee, any Surviving Corporation or any of their respective Affiliates to any employee or former employee of any Company or any of its Subsidiaries pursuant to any Contract.

8.5 Additional Limitations and Qualifications on Indemnification; Subrogation. (a) No Indemnified Party will be entitled to indemnification pursuant to this Article VIII for (i) any punitive damages or (ii) any lost profits or consequential, special or indirect damages, except, in the case of (ii), to the extent such lost profits or damages are (x) not based on any special circumstances of the Indemnified Party and (y) the natural, probably and reasonably foreseeable result of the even that gave rise thereto or the matter for which indemnification is sought hereunder; provided, however, that if an Indemnified Person is held liable to a third party based on any final Governmental Order for any such damages and the applicable Indemnifying Party is obligated to indemnify such Indemnified Person for the matter that gave rise to such damages, then such Indemnifying Party will be liable for, and obligated to reimburse such Indemnified Party for, such damages.

(b) Each of the Buyer Indemnitees will use its reasonable best efforts to mitigate all Losses for which such Indemnified Parties are entitled or may be entitled to indemnification hereunder.

(c) Notwithstanding anything in this Agreement to the contrary, no Buyer Indemnitee will be indemnified for any Loss to the extent (i) that specific reserves therefor exist on the applicable Financial Statements as of the date hereof (and without giving effect to any subsequent restatement thereof), (ii) that such Loss was reflected in the calculation of the applicable Final Net Worth Amount.

(d) For purposes of determining the amount and extent of any Losses in respect of any breach or inaccuracy of any representation, warranty or covenant contained in this Agreement, any express qualifications or limitations set forth in such representation, warranty or covenant as to materiality, “Material Adverse Effect” or other words of similar import contained therein will be disregarded. For the avoidance of doubt, for purposes of determining whether a representation or warranty is breached or inaccurate, any express qualifications or limitations set forth in such representation, warranty or covenant as to materiality, “Material Adverse Effect” or other words of similar import contained therein will not be disregarded.

(e) Any indemnifiable Loss hereunder will be calculated net of any insurance recoveries or recoveries from third parties pursuant to indemnification or otherwise, in each case actually received by the Indemnified Party, net of any costs of recovering such amount. If the Indemnifying Party makes any payment on any claim pursuant to Section 8.1, the Indemnifying Party will be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such claim. The parties hereto will execute, upon request, all instruments reasonably necessary to evidence and perfect the above described subrogation rights.

(f) Any indemnifiable Loss hereunder will be calculated net of any Tax savings realized by the Indemnified Party or any of its Affiliates in the form of a cash refund or reduction in cash Taxes payable in the year in which the indemnity payment is to be made or in a prior year and arising in connection with the accrual, incurrence of payment of any such Loss.

8.6 Treatment of Indemnity Payments. Any payment made pursuant to this Article VIII will be treated as an adjustment to the APX Merger Consideration, the Solar Merger Consideration or the 2GIG Merger Consideration, as the case may be, for all Tax purposes, to the extent permitted by applicable Law.

8.7 Release of Escrow Amount. (a) APX Escrow Amount. Subject to Section 8.7(d), on the first Business Day following the Survival Date, Buyer and the Representative will jointly instruct the Escrow Agent to distribute from the APX Escrow Amount to the APX Post-Closing Payees (which for this purpose may include the APX Employee Escrow Fund), by wire transfer of immediately available funds to the accounts specified by the APX Representative, the aggregate amount by which the APX Escrow Amount exceeds the sum of the aggregate amount of indemnification claims made under this Article VIII and then pending (“APX Pending Claims”), in each case in accordance with the instructions set forth in a Subsequent Payments Schedule provided by the APX Representative; provided, however, that the portion of any such payments payable to APX Post-Closing Payees in respect of APX Stock Options or APX Employee Payments will be paid to the APX Surviving Corporation, and Buyer will cause the APX Surviving Corporation to pay the applicable amount to each such APX Post-Closing Payee in accordance with Section 2.5. With respect to any APX Pending Claims, as soon as reasonably practicable following resolution of any such APX Pending Claims, the amount, if any, of such APX Pending Claims which has not been paid to a Buyer Indemnitee in connection with such resolution will be distributed from the APX Escrow Amount, by wire transfer of immediately available funds in the same manner as described in the immediately preceding sentence.

(b) Solar Escrow Amount. Subject to Section 8.7(d), on the first Business Day following the Survival Date, Buyer and the Solar Representative will jointly instruct the Escrow Agent to distribute from the Solar Escrow Amount to the Solar Post-Closing Payees, by wire transfer of immediately available funds to the accounts specified by the Solar Representative, the aggregate amount by which the Solar Escrow Amount exceeds the sum of the aggregate amount of indemnification claims made under this Article VIII and then pending (“Solar Pending Claims”), in each case in accordance with the instructions set forth in a Subsequent Payments Schedule provided by the Solar Representative; provided, however, that the portion of any such payments payable to Solar Post-Closing Payees in respect of Solar Sub Stock Options will be paid to the Solar Surviving Corporation, and Buyer will cause the Solar Surviving Corporation to pay the applicable amount to each such Solar Post-Closing Payee in accordance with Section 2.5. With respect to any Solar Pending Claims, as soon as reasonably practicable following resolution of any such Solar Pending Claims, the amount, if any, of such Solar Pending Claims which has not been paid to a Buyer Indemnitee in connection with such resolution will be distributed from the Solar Escrow Amount, by wire transfer of immediately available funds in the same manner as described in the immediately preceding sentence.

(c) 2GIG Escrow Amount. Subject to Section 8.7(d), on the first Business Day following the Survival Date, Buyer and the Representative will jointly instruct the Escrow Agent to distribute from the 2GIG Escrow Amount to the 2GIG Post-Closing Payees (which for this purpose may include the APX Employee Escrow Fund), by wire transfer of immediately available funds to the accounts specified by the 2GIG Representative, the aggregate amount by which the 2GIG Escrow Amount exceeds the sum of the aggregate amount of indemnification claims made under this Article VIII and then pending (“2GIG Pending Claims”), in each case in accordance with the instructions set forth in a subsequent Payments Schedule provided by the 2GIG Representative; provided, however, that the portion of any such payments payable to 2GIG Post-Closing Payees in respect of 2GIG Stock Options or APX Employee Payments will be paid to the 2GIG Surviving Corporation or the APX Surviving Corporation, as applicable, and Buyer will cause the 2GIG Surviving Corporation and the APX Surviving Corporation, as applicable, to pay the applicable amount to each such 2GIG Post-Closing Payee in accordance with Section 2.5. With respect to any 2GIG Pending Claims, as soon as reasonably practicable following resolution of any such 2GIG Pending Claims, the amount, if any, of such 2GIG Pending Claims which has not been paid to a Buyer Indemnitee in connection with such resolution will be distributed from the 2GIG Escrow Amount, by wire transfer of immediately available funds in the same manner as described in the immediately preceding sentence.

(d) Notwithstanding anything in this Section 8.7 to the contrary, to the extent the aggregate amount of APX Pending Claims, Solar Pending Claims or 2GIG Pending Claims exceed the amount of the applicable Company’s Indemnity Escrow Funds, then the Representatives will direct the Escrow Agent to retain funds from the excess Escrow Funds equal to such shortfall, which amounts will be retained solely from the released Escrow Funds that would otherwise be allocated and payable to Cross Ownership Holders pursuant to this Section 8.7; provided, however, that in the event the Representatives cannot agree on such allocation, such determination will be made by counsel appointed by the Representatives (with the determination of such counsel to be conclusive).

IX. REPRESENTATIVES

9.1 Designation and Replacement of Members of Representatives. The parties hereto have agreed that it is desirable to designate a representative committee to act on behalf of APX’s

Company Interest Holders (such committee, the “APX Representative”), Solar’s Company Interest Holders (such committee, the “Solar Representative”) and 2GIG’s Company Interest Holders (such committee, the “2GIG Representative”), in each case for certain limited purposes, as specified herein. Each Representative will act by majority consent and will consist of the individuals set forth on Schedule 9.1 or their successors appointed by the Companies with written notice to Buyer prior to the Closing, and Buyer acknowledges that certain employees of a Surviving Corporation may serve on such committee and nothing herein or otherwise will be deemed to preclude any former Company Interest Holders from communicating in respect of any matter, including any claim pursuant to Article VIII. The adoption of this Agreement by the stockholders of each of the Companies will constitute ratification and approval of the designation of (a) the members of each Representative and (b) the applicable Representative to act on behalf of the applicable Company Interest Holders of the Company that it represents (it being understood that no Representative will have the right or obligation to act on behalf of any Company Interest Holders of any other Company). Each Representative may designate one or more individual members thereof to act on its behalf for purposes of communicating with Buyer in connection with this Agreement, and Buyer will be permitted to rely on such designees’ authority in such communications.

9.2 Authority and Rights of the Representatives; Limitations on Liability. The Representatives will have such powers and authority as are necessary to carry out the functions assigned to them under this Agreement; provided, however, that the Representatives will have no obligation to act on behalf of a Company Interest Holder, except as expressly provided herein. Without limiting the generality of the foregoing, each Representative will have full power, authority and discretion to:

(a) (i) dispute or refrain from disputing, on behalf of its applicable Company Indemnitors, any claim made by any Buyer Indemnitee under this Agreement and comply with Governmental Orders with respect to, any dispute or Loss and (ii) negotiate, compromise and settle on behalf of its applicable Company Indemnitors, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, this Agreement;

(b) give and receive notices and communications on behalf of its applicable Company Interest Holders, or to give or agree to, on behalf of its applicable Company Interest Holders, any and all consents, waivers, amendments or modifications, as the Representative determines, in its sole discretion, to be necessary or appropriate under this Agreement;

(c) engage attorneys, accountants and agents at the expense of the applicable Company Interest Holders;

(d) settle any disputes with respect to the calculation and determination of the Final APX Net Worth Amount, the Final Solar Net Worth Amount and the Final 2GIG Net Worth Amount, as applicable;

(e) disburse or direct payments (including by delivering any Subsequent Payments Schedule) with respect to any consideration released pursuant to this Agreement for the benefit of its applicable Company Interest Holders (including in respect of any APX Employee Post-Closing Payments or any Forfeited Post-Closing Employee Payments);

(f) set aside an amount in cash (i) in an amount determined by the APX Representative prior to the Closing in its sole discretion not in excess of $5 million (the “APX Representative Expense Amount”), (ii) in an amount determined by the Solar Representative prior to the Closing in its sole discretion not in excess of $5 million (the “Solar Representative Expense Amount”), and (iii) in an amount determined by the 2GIG Representative prior to the Closing in its sole discretion not in excess of $5 million (the “2GIG Representative Expense Amount”), as applicable, which amounts (A) will be used to fund the actions and obligations of such Representative on behalf of the applicable Company Interest Holders as authorized by this Section 9.2 or otherwise contemplated under this Agreement, and (B) held in a segregated account (in each case, a “Representative Expense Fund”) for the benefit of each applicable Company Interest Holder, and such Representative will release any amounts in the applicable Representative Expense Fund not used to fund the actions and obligations of such Representative on behalf of the applicable Company Interest Holders no later than the first Business Day following the latest of (1) the date on which all applicable Pending Claims have been finally resolved, (2) the Survival Date, and (3) the date on which all amounts in the APX Employee Escrow Fund have been disbursed; provided, however, that if such Representative reasonably determines that additional amounts are necessary or appropriate to carry out the actions and obligations of such Representative on behalf of the applicable Company Interest Holders as set forth in this Agreement, then, within 30 days’ notice from such Representative, each applicable Company Interest Holder will deposit additional amounts into the applicable Representative Expense Fund proportionally in accordance with each applicable Company Interest Holder’s pro rata share of the Representative Expense Fund. Without limiting the foregoing, each Representative and its members will also be entitled to reimbursement from funds to be paid by Buyer under Section 2.4(e), released from the applicable Escrow Amounts for the benefit of the Company Interest Holders and/or otherwise received by it in its capacity as a Representative pursuant to or in connection with this Agreement for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by such Representative (or its members) in such capacity. The applicable Company Interest Holders hereby irrevocably grant the applicable Representative exclusive and full power and authority to invest any amounts held in the applicable Representative Expense Fund in an interest bearing deposit account at a commercial bank or brokerage at its sole discretion, with any losses suffered as a result of any such investments to be borne by the applicable Company Interest Holders and any interest or other income accrued on any such investments being allocated among and released to the applicable Company Interest Holders on a pro rata basis; and

(g) reasonably determine and allocate the fees and expenses incurred by the Representatives among the Companies’ applicable Company Interest Holders.

9.3 Reliance; Limitations on Liability. By adopting this Agreement, each applicable Company Interest Holder hereby agrees that:

(a) in all matters in which action by any Company Interest Holder or the applicable Representative is required or permitted under this Agreement, the applicable Representative is exclusively authorized to act on behalf of such Company Interest Holder, notwithstanding any dispute or disagreement among Company Interest Holders, or between any Company Interest Holder and the applicable Representative, and each of Buyer, the Escrow Agent and the Accounting Firm will be entitled to rely conclusively on any and all instructions or decisions of, or actions taken by, such Representative under this Agreement without any liability;

(b) any decision, act, consent or instruction of a Representative will constitute a decision of all of its applicable Company Interest Holders and will be final, binding and conclusive upon each such Company Interest Holder;

(c) the power and authority of each Representative, as described in this Agreement, will continue in force until all rights and obligations of the applicable Company Interest Holders under this Agreement have terminated, expired or been fully performed; and

(d) no Representative (or any member of such Representative) will have by reason of this Agreement or otherwise a fiduciary relationship in respect of any Company Interest Holder, and no Company Interest Holder will have any cause of action against such Representative (or any member thereof) for, and no Representative will be liable to any Company Interest Holder for, and the Company Interest Holders will indemnify the applicable Representative for any Losses arising out of, any action taken or not taken, decision made or instruction given by the Representative under this Agreement, except for actual fraud in which the Representative receives a direct financial benefit not proportionately realized by the Company Interest Holders. Without limiting the foregoing, no Representative (or any member thereof) will be liable to any Company Interest Holder for any apportionment or distribution of payments made by it in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Company Interest Holder to whom payment was due, but not made, will be to recover from the other Company Interest Holders relating to such Company, any payment in excess of the amount to which they are determined to have been entitled pursuant to this Agreement.

X. DEFINITIONS AND INTERPRETATION

10.1 Defined Terms. (a) As used herein, the following terms have the following meanings:

“2GIG Adjustment Escrow Amount” means the amount identified as such on the Signature Page.

“2GIG Adjustment Escrow Fund” means, at any given time after Closing, the funds remaining in one or more accounts in which the Escrow Agent has deposited the 2GIG Adjustment Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

“2GIG Common Stock” means the 2GIG common stock, par value $0.001 per share, of 2GIG.

“2GIG Deductible” means the amount identified as such on the Signature Page.

“2GIG Dissenting Shares” means 2GIG Common Shares held by Persons who have objected to the 2GIG Merger and complied with the provisions of the DGCL concerning the rights of holders of 2GIG Common Shares to dissent from the 2GIG Merger and require appraisal of their 2GIG Common Shares.

“2GIG Employee Closing Payments” means the aggregate 2GIG Employee Payments that are due at the Closing.

“2GIG Employee Payment Contracts” means all change-in-control, retention and other Employee Plans, Contracts or other obligations pursuant to which payments are due to employees and other individual service providers of 2GIG and its Subsidiaries as a result of the Transactions, including pursuant to which 2GIG Employee Closing Payments are required to be made at Closing pursuant to Section 2.2(l).

“2GIG Escrow Amount” means the amount identified as such on the Signature Page.

“2GIG Escrow Fund” means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the 2GIG Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

“2GIG Indemnitors” means the holders of 2GIG Common Shares or 2GIG Stock Options.

“2GIG Payroll Taxes” means social security, Medicare, unemployment and other payroll, employment or similar or related Taxes or similar obligations payable, in each case, by any of the Companies or any of their Subsidiaries as result of the making of any 2GIG Employee Closing Payments or the exercise of 2GIG Stock Options.

“2GIG Stock Incentive Plan” means the 2GIG Amended and Restated 2010 Stock Incentive Plan, as amended.

“2GIG Transaction Expenses” means, without duplication, the outstanding and unpaid out-of-pocket costs, payables, fees and expenses incurred by 2GIG or its Subsidiaries to Company Professional Advisors in connection with this Agreement and the Transactions, regardless of when paid, except to the extent incurred by or on behalf of Buyer or 2GIG Merger Sub.

“Action” means any claim, action, suit, audit, assessment, arbitration or proceeding by or before any Governmental Authority.

“Adjustment Escrow Funds” means the APX Adjustment Escrow Fund, the Solar Adjustment Escrow Fund and the 2GIG Adjustment Escrow Fund.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person,

through one or more intermediaries or otherwise. For purposes hereof, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate 2GIG Consideration” means the amount identified as such on the Signature Page.

“Aggregate APX Consideration” means the amount identified as such on the Signature Page.

“Aggregate Solar Consideration” means the amount identified as such thereof on the Signature Page.

“Antitrust Laws” means the HSR Act, the Clayton Antitrust Act of 1914 and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or creating significant impediments to, or lessening of, competition or creating or strengthening a dominant position through merger or acquisition.

“APX Adjustment Escrow Amount” means the amount identified as such on the Signature Page.

“APX Adjustment Escrow Fund” means, at any given time after Closing, the funds remaining in one or more accounts in which the Escrow Agent has deposited the APX Adjustment Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

“APX Base Cash” means, at any date of determination thereof, the amount of cash and cash equivalents of APX and its Subsidiaries representing credit card collections that are not, at such time, immediately available for use by APX and its Subsidiaries.

“APX Common Stock” means the APX Series A Common Stock, APX Series B Common Stock and APX Series C Common Stock.

“APX Deductible” means the amount identified as such on the Signature Page.

“APX Dissenting Shares” means APX Common Shares held by Persons who have objected to the APX Merger and complied with the provisions of the DGCL concerning the rights of holders of APX Common Shares to dissent from the APX Merger and require appraisal of their APX Common Shares.

“APX Employee Closing Payments” means the aggregate APX Employee Payments that are due at the Closing.

“APX Employee Escrow Fund” means, at any given time after Closing, the funds remaining in one or more accounts in which the Escrow Agent has deposited the APX Employee Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

“APX Employee Payment Contracts” means all change-in-control, retention and other Employee Plans, Contracts or other obligations pursuant to which payments are due to employees and other individual service providers of APX and its Subsidiaries as a result of the Transactions, including, without limitation, the Contracts or other obligations described on Schedule 10.1(a)(i) pursuant to which (i) APX Employee Closing Payments are required to be made at Closing pursuant to Section 2.2(j) and (ii) APX Employee Post-Closing Payments are required to made pursuant to Section 5.9.

“APX Employee Payments” means the aggregate amounts payable in connection with the Transactions pursuant to the APX Employee Payment Contracts.

“APX Employee Post-Closing Payments” means the portion of the APX Employee Payments that are payable following the Closing pursuant to the APX Employee Payment Contracts.

“APX Escrow Amount” means the amount identified as such on the Signature Page.

“APX Escrow Fund” means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the APX Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

“APX Indemnitors” means the holders of APX Common Shares, APX Stock Options APX Series D Warrants and, for purposes of Articles VIII and IX, any Persons who are entitled to receive an APX Employee Payment, other than the Persons indentified on Schedule 10.1(a)(ii).

“APX Payroll Taxes” means social security, Medicare, unemployment and other payroll, employment or similar or related Taxes or similar obligations payable, in each case, by any of the Companies or any of their Subsidiaries as a result of the making of any APX Employee Closing Payments or the exercise of APX Stock Options.

“APX Series A Common Stock” means the Series A common stock, par value $0.01 per share, of APX.

“APX Series A Preferred Stock” means the Series A preferred stock, par value $0.01 per share, of APX.

“APX Series B Common Stock” means the Series B common stock, par value $0.01 per share, of APX.

“APX Series C Common Stock” means the Series C common stock, par value $0.01 per share, of APX.

“APX Series D Preferred Stock” means the Series D preferred stock, par value $0.01 per share, of APX.

“APX Series D Warrant” means the outstanding warrants to purchase shares of APX Common Stock and APX Series A Preferred Stock.

“APX Stock Option Plan” means the APX Group, Inc. 2007 Stock Option Plan.

“APX Transaction Expenses” means, without duplication, the outstanding and unpaid out-of-pocket costs, payables, fees and expenses incurred by APX or its Subsidiaries to Company Professional Advisors in connection with this Agreement and the Transactions, except to the extent incurred by or on behalf of Buyer or APX Merger Sub.

“Authorizations” means permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders, in each case, issued or granted by a Governmental Authority or other Person.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Cash” means, with respect to a Company as at any date of determination thereof, all cash and cash equivalents of such Company and its Subsidiaries determined after giving effect to any payments in respect of Funded Debt payable to such Company and its Subsidiaries pursuant to Section 2.2 hereof. For the avoidance of doubt, Closing Cash will be calculated net of issued but uncleared checks and drafts and will include checks and wire transfers and drafts deposited or available for deposit for the account of such Company and its Subsidiaries.

“Company Indemnitors” means the APX Indemnitors, the Solar Indemnitors and the 2GIG Indemnitors.

“Company Professional Advisors” means Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Buchanan Ingersoll & Rooney PC, Durham Jones & Pinegar and Jones Day.

“Contracts” means any written contracts, agreements, subcontracts, leases and purchase orders.

“Cross Ownership Holders” means any Person listed on Schedule 10.1(a)(iii).

“Disclosure Schedule” means the series of schedules delivered by the Companies corresponding to certain Sections herein containing the information required to be disclosed pursuant to, and certain exceptions to, the representations, warranties and covenants in such Articles and Sections.

“Dissenting Shares” means APX Dissenting Shares, Solar Dissenting Shares and 2GIG Dissenting Shares.

“Employee Plans” means, with respect to a Company and any of its Subsidiaries, (i) any employment, consulting, severance or other similar Contract, arrangement or policy, (ii) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (iii) each other plan, arrangement, program, agreement or commitment providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, pension benefits, life, health, disability or accident benefits (including any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, stock purchase, phantom stock or other stock, or other forms of incentive compensation or post-retirement insurance, bonus, change in control, retention, compensation or benefits, in each case, for any current or former employee, director, or other individual service provider, which is entered into, maintained, sponsored, contributed to or required to be contributed to, as the case may be, by such Company or any of its Subsidiaries or under which such Company or any of its Subsidiaries may incur any liability.

“Environmental Law” means any Law concerning the protection of the environment or of human health as affected by harmful or deleterious substances.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” means Wilmington Trust.

“Escrow Agreement” means the escrow agreement to be entered into by and among Buyer, the Escrow Agent and a duly authorized representative of each Representative as of the Closing.

“Escrow Funds” means the APX Escrow Fund, the Solar Escrow Fund, the 2GIG Escrow Fund, the APX Adjustment Escrow Fund, the Solar Adjustment Escrow Fund, the 2GIG Adjustment Escrow Fund, the APX Employee Escrow Fund, the Solar Employee Escrow Fund and the 2GIG Employee Escrow Fund.

“Existing Credit Facilities” means (i) with respect to APX, that Fourth Amended and Restated Credit and Guaranty Agreement, dated February 28, 2012, among Vivint, Inc., Vivint Purchasing, LLC, Vivint Canada, Inc., APX, and certain subsidiaries thereof, the various lenders party thereto, Goldman Sachs Specialty Lending Group, L.P., Barclays Bank plc, Citibank N.A. and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, and (ii) with respect to Solar, the Credit and Guaranty Agreement, dated as of July 12, 2012, among Vivint Solar, Inc., Solar, Vivint Solar Developer, LLC, Vivint Solar Liberty Managers, LLC, Vivint Solar Provider, LLC, Goldman Sachs Specialty Lending Holdings, Inc., and Goldman Sachs Specialty Lending Group, L.P.

“Financing Sources” mean the Persons that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing or any alternative debt financing and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns.

“Funded Debt” means, with respect to a Company as at any date of determination thereof,

without duplication, (a) the aggregate amount of all obligations of such Company and its Subsidiaries in respect of each of the Contracts listed on Schedule 10.1(a)(iv), plus (b) the aggregate amount of all other obligations of such Company and its Subsidiaries in respect of indebtedness for borrowed money, bankers’ acceptances, capital leases, interest rate hedging or swap agreements, plus (c) any other payment obligations in respect of any of the foregoing (including any prepayment fees, breakage costs, make whole premiums or other similar fees or premiums payable) as a result of the Transactions. For the avoidance of doubt, Funded Debt will not include obligations in respect of Company warrants.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, regional, state, local, foreign, multi-national government, governmental authority, regulatory or administrative or enforcement agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnity Escrow Funds” means the APX Escrow Fund, the Solar Escrow Fund and the 2GIG Escrow Fund.

“Intellectual Property” means any and all worldwide intellectual property, including any (i) patents and patent applications, (ii) registered and unregistered trademarks, service marks, trade names, business names, corporate names, logos, trade dress or other indicia of source or origin, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks, together with all goodwill associated with or symbolized by the foregoing, (iii) registered and unregistered copyrights, and applications for registration of copyright, (iv) internet domain names, (v) trade secrets, know-how, inventions and other proprietary rights, (vi) rights in computer software, code and related assets, and (vii) licenses with respect to any of the foregoing.

“In-the-Money 2GIG Stock Options,” means at any time of determination, any 2GIG Stock Options canceled at the Effective Time with an exercise price per share less than the Per Share Percentage multiplied by the 2GIG Merger Consideration calculated as of such time of determination.

“In-the-Money APX Stock Options,” at any time of determination, means any APX Stock Options canceled at the Effective Time with an exercise price per share less than the Per Share Percentage multiplied by the APX Merger Consideration calculated as of such time of determination.

“In-the-Money Solar Sub Stock Options,” at any time of determination, means any Solar Sub Stock Options canceled at the Effective Time with an exercise price per share less than the Per Share Percentage multiplied by the Solar Merger Consideration (which, for purposes of this definition only, will be determined without subtracting the aggregate amount payable to holders of Solar Sub Stock Options outstanding as of the Effective Time) calculated as of such time of determination.

“Knowledge” of any Person means the actual knowledge of, in the case of a Company, the individuals set forth on Schedule 10.1(a)(v), and in the case of all other Persons, such Person’s executive officers.

“Law” means any statute, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means, as of the date of this Agreement, all real property leased by a Company or any of its Subsidiaries., the lease of which provides for annual rental payments in excess of $100,000.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance or security interest.

“Marketing Period” means the first period of 15 consecutive Business Days after the date hereof throughout which (i) Buyer and the Merger Subs shall have the Required Information that the Companies are required to provide to Buyer pursuant to Section 5.15(b) and (ii) the conditions set forth in Sections 6.1 and 6.2 (excluding, in each case, those conditions that by their nature cannot be satisfied until the Closing) shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 6.1 and 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 15 consecutive Business Day period excluding each day beginning on; provided, that the Marketing Period shall exclude the days from (x) November 21, 2012, through and including November 23, 2012 and (y) December 21, 2012 through and including January 1, 2013; provided, further the if the Marketing Period has not been completed by December 21, 2012, it shall not begin earlier than January 2, 2013; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) Ernst & Young shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Information or (B) the financial statements included in the Required Information on the first day of any such 15 consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 15 consecutive Business Day period to permit a registration statement including such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by Buyer of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period; or (C) any of the Companies restate any historical financial statements of such Company or have an intent to, or are considering, restating any historical financial statements, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant financial statements have been amended or such Company has announced that it has concluded that no restatement shall be required in accordance with GAAP. If at any time the Companies in good faith believe that they have delivered the Required Information, then the Companies may deliver to the Buyer a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date such notice is delivered, unless Buyer in good faith reasonably believes the Companies have not delivered the Required Information and within three Business Days after delivery of such notice, delivers a written notice to the Companies to that effect, stating with specificity which items of Required Information have not been provided.

“Material Adverse Effect” means, with respect to any Company, any change, effect, event, occurrence, circumstance, state of facts of development that, individually or in the aggregate, is or is reasonably likely to have (a) a material adverse effect on the business, results of operations or condition (financial or otherwise) of such Company and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of any Company: (i) any change after the date hereof in applicable Laws or GAAP or any interpretation thereof; (ii) any change in interest rates or economic, political, business or financial market conditions generally; (iii) any change generally affecting any of the industries in which such Company or its Subsidiaries operates or the economy as a whole; (iv) the announcement or the execution of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement (provided that the exception in this clause (iv) will not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution, delivery, announcement, performance, pendency or consummation of this Agreement); or (v) any natural disaster or acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions; or (vii) any failure of such Person or Persons to meet any projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), except in the case of the foregoing clauses (i), (ii), (iii) and (v) to the extent such changes have a disproportionate adverse impact on such Company or its Subsidiaries in any material respect as compared to other participants in the industry in which they operate, or (b) a material adverse effect on the ability of the Companies to consummate the Transactions.

“Materials of Environmental Concern” means any and all substances or materials regulated, prohibited or limited as hazardous or acutely hazardous or toxic or as pollutants or contaminants (or words of similar meaning) by or pursuant to any Environmental Law, including petroleum, petroleum products, pesticides, dioxin, infectious material, polychlorinated biphenyls, urea formaldehyde foam insulation, toxic mold, asbestos and asbestos containing materials, and any other substance the presence of or exposure to which could result in liability under any applicable Environmental Law.

“Multiemployer Plan” means any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

“Net Funded Debt” means, with respect to any Company as at any date of determination thereof, (a) the Funded Debt of such Company minus, (b) the Company Cash of such Company; provided that, solely in the case of APX, the amount of Company Cash included in Net Funded

Debt will be reduced by the amount of APX Base Cash for all purposes hereunder; provided, further, that solely in the case of Solar, the amount of Company Cash included in Net Funded Debt will be reduced by the amount of Solar Restricted Cash for all purposes hereunder.

“Owned Real Property” means all real property owned by a Company or any of its Subsidiaries.

“Pension Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan).

“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens incurred in the ordinary course of business with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate Actions, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate Actions and for which reserves have been established in accordance with GAAP, (iii) liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that are not material and (A) are matters of record or (B) would be revealed by a survey or physical inspection of such real property and (iv) Liens described on Schedule 10.1(a)(vi); provided, that none of items (i) through (iii), individually or in the aggregate, materially interferes with or impairs the present and continued use and operation of the asset to which they relate.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Per Share Percentage,” at any time of determination, means an amount expressed as a percentage equal to one divided by the total number of, as applicable, APX Common Shares, Solar Common Shares, shares of common stock of Solar Sub or 2GIG Common Shares, in each case, as of immediately prior to the Effective Time and calculated assuming that all then In-the-Money APX Stock Options, APX Series D Warrants, then In-the-Money Solar Sub Stock Options and then In-the-Money 2GIG Stock Options, as applicable, have been exercised.

“RBS Agreement” means the Purchase Agreement to be entered into in connection with the Closing, between AP AL LLC and Alarm Contracts, LLC.

“RBS Repurchase Amount” means the amount, in cash, required to repurchase, as of immediately prior to the Effective Time, all rights, title and interest to the Assets to be Acquired (as defined in the RBS Agreement) pursuant to the terms of the RBS Agreement.

“Riverwoods II Agreement” means the Purchase Agreement to be entered into in connection with the Closing, between Riverwoods Capital Fund II, LLC and Vivint, Inc.

“Riverwoods III Agreement” means the Purchase Agreement to be entered into in connection with the Closing, between Riverwoods Capital Fund III, LLC and Vivint, Inc.

“Riverwoods Repurchase Amount” means the amount, in cash, required to repurchase, as of immediately prior to the Effective Time, all rights, title and interest to (a) the Assets to be

Acquired (as defined in the Riverwoods II Agreement) pursuant to the terms of the Riverwoods II Agreement and (b) the Assets to be Acquired (as defined in the Riverwoods III Agreement) pursuant to the terms of the Riverwoods III Agreement.

“Seller Taxes” means, with respect to any Company, (x) Taxes of such Company and its Subsidiaries (and any predecessors) for all taxable periods and portions thereof ending on or before the Closing Date, (y) any liability (as a result of Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law) for Taxes of any Person (other than such Company or any of its Subsidiaries) which is or has ever been affiliated with such Company or any of its Subsidiaries or with whom such Company or any of its Subsidiaries otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary or aggregate Tax Return, prior to the Closing Date, and (z) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) with respect to taxable periods (or portions thereof) ending on or prior to the Closing Date to which such Company or any of its Subsidiaries was obligated, or was a party, on or prior to the Closing Date. In the case of any taxable period that begins on or before and ends after the Closing Date, the amount of Taxes allocable to the portion of such period ending on the Closing Date shall be deemed to be: (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in such period ending on and including the Closing Date and the denominator of which is the number of calendar days in such entire period; and (ii) in the case of Taxes not described in (i) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

“Solar Adjustment Escrow Amount” means the amount identified as such on the Signature Page.

“Solar Adjustment Escrow Fund” means, at any given time after Closing, the funds remaining in one or more accounts in which the Escrow Agent has deposited the Solar Adjustment Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

“Solar Common Stock” means the Solar Series A Common Stock and Solar Series B Common Stock.

“Solar Deductible” means the amount identified as such on the Signature Page.

“Solar Dissenting Shares” means Solar Common Shares held by Persons who have objected to the Solar Merger and complied with the provisions of the DGCL concerning the rights of holders of Solar Common Shares to dissent from the Solar Merger and require appraisal of their Solar Common Shares.

“Solar Escrow Amount” means the amount identified as such on the Signature Page.

“Solar Escrow Fund” means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the Solar Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

“Solar Indemnitors” means the holders of Solar Common Shares or Solar Sub Stock Options.

“Solar Restricted Cash” means, as of any date of determination, the amount that would appear in the line item “Restricted Cash, Long Term” in the consolidated balance sheet of Solar and its Subsidiaries as of such date of determination.

“Solar Series A Common Stock” means the Series A common stock, par value $0.01 per share, of Solar.

“Solar Series A Preferred Stock” means the Series A preferred stock, par value $0.01 per share, of Solar.

“Solar Series B Common Stock” means the Series B common stock, par value $0.01 per share, of Solar.

“Solar Series B Preferred Stock” means the Series B preferred stock, par value $0.01 per share, of Solar.

“Solar Sub” means Vivint Solar, Inc.

“Solar Sub Employee Closing Payments” means the aggregate amounts payable in connection with the Transactions pursuant to the Solar Sub Employee Payment Contracts.

“Solar Sub Employee Payment Contracts” means all change-in-control, retention and other Employee Plans, Contracts or other obligations pursuant to which payments are due to employees and other individual service providers of Solar, Solar Sub or their respective Subsidiaries as a result of the Transactions, including the Contracts or other obligations described on Schedule 10.1(a)(i) pursuant to which Solar Sub Employee Closing Payments are required to be made at Closing pursuant to Section 2.2(k).

“Solar Sub Payroll Taxes” means social security, Medicare, unemployment and other payroll, employment or similar or related Taxes or similar obligations payable, in each case, by any of the Companies or any of their Subsidiaries as a result of the making of any Solar Sub Employee Closing Payments or the exercise of Solar Sub Stock Options.

“Solar Sub Stock Incentive Plan” means the 2011 Stock Incentive Plan of Solar Sub.

“Solar Transaction Expenses” means, without duplication, the outstanding and unpaid out-of-pocket costs, payables, fees and expenses incurred by Solar or its Subsidiaries to Company Professional Advisors in connection with this Agreement and the Transactions, except to the extent incurred by or on behalf of Buyer or Solar Merger Sub.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which 50% or more of the voting power of the equity interests is owned, directly or indirectly, by such Person.

“Survival Date” means the date that is 30 days after the completion of the audit of APX’s, Solar’s or 2GIG’s, as applicable, consolidated financial statements for the year ended December 31, 2013, but in no event later than June 30, 2014.

“Target 2GIG Net Worth Amount” means $7,175,214.

“Target APX Net Worth Amount” means $621,290,221.

“Target Solar Net Worth Amount” means $23,186,842.

“Tax Returns” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Taxes” means (i) all federal, state, local, foreign and other taxes (including withholding taxes), customs, duties, imposts and other similar governmental charges of any kind or nature whatsoever, together with any interest and any penalties, additions or additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint and several liability for being a member of an affiliated, consolidated, combined, unitary or other group for any period, or otherwise by operation of law, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person, other than any such agreements that are pursuant to customary commercial contracts not primarily related to Taxes.

“Transaction Expenses” means APX Transaction Expenses, Solar Transaction Expenses and 2GIG Transaction Expenses.

(b) The following terms have the meaning specified in the indicated Sections:

Term	Section
2GIG	Preamble
2GIG Audited Financial Statements	3.7
2GIG Closing Date Balance Sheet	2.4(b)(iii)
2GIG Closing Merger Consideration	1.7(c)
2GIG Common Share	1.7(c)(i)
2GIG Employee Payment Schedule	2.1(j)
2GIG Financial Statements	3.7
2GIG Merger	1.1(a)(iii)
2GIG Merger Consideration	1.7(c)(i)
2GIG Merger Sub	Preamble

2GIG Pending Claims	8.7(c)
2GIG Post-Closing Payees	2.4(e)(iii)
2GIG Representative	9.1
2GIG Representative Expense Amount	9.2(f)
2GIG Stock Option	1.7(c)(ii)
2GIG Subsequent Merger Consideration	1.7(c)(i)
2GIG Surviving Corporation	1.1(a)(iii)
2GIG Unaudited Financial Statements	3.7
Account Repurchases	5.10
Accounting Firm	2.4(d)
Acknowledgement/Release Letter	2.6
Acquisition Transaction	5.13
Adjusted Aggregate 2GIG Consideration	1.7(c)
Adjusted Aggregate APX Consideration	1.7(a)
Adjusted Aggregate Solar Consideration	1.7(b)
Affiliate Agreement	3.20
Agreement	Preamble
Alternative Financing	5.15(a)
Applicable Accounting Practices	2.4(a)
APX	Preamble
APX Audited Financial Statements	3.7
APX Closing Date Balance Sheet	2.4(b)(i)
APX Closing Merger Consideration	1.7(a)
APX Common Share	1.7(a)(i)
APX Employee Escrow Amount	2.2(h)
APX Employee Payment Schedule	2.1(h)
APX Financial Statements	3.7
APX Merger	1.1(a)(i)
APX Merger Consideration	1.7(a)(i)
APX Merger Sub	Preamble
APX Pending Claims	8.7(a)
APX Post-Closing Payees	2.4(e)(i)
APX Representative	9.1
APX Representative Expense Amount	9.2(f)
APX Series A Preferred Share	1.7(a)(iii)
APX Series D Preferred Share	1.7(a)(iv)
APX Stock Option	1.7(a)(ii)
APX Subsequent Merger Consideration	1.7(a)(i)
APX Surviving Corporation	1.1(a)(i)
APX Unaudited Financial Statements	3.7
Bankruptcy Exception	3.3
Buyer	Preamble
Buyer Ancillary Agreements	4.2
Buyer Indemnitees	8.1(a)
Buyer Termination Fee	7.3(a)
Certificate of Merger	1.3

Certificates	2.6
Closing	1.2
Closing Date	1.2
Closing Date Balance Sheets	2.4(b)(iii)
Closing Payments Schedule	2.1(k)
Combined Merger Consideration	1.7(c)(i)
Companies Group Equity	3.6(d)
Company	Preamble
Company Ancillary Agreements	3.3
Company Interest Holders	2.6
Confidentiality Agreement	11.8
Customer Protection Incident	8.1(a)(ix)
Debt Financing	4.6
Debt Financing Letter	4.6
Definitive Debt Agreements	5.15(a)
DGCL	Recitals
Effective Time	1.3
Equity Financing	4.6
Equity Financing Commitment	4.6
ERISA Affiliate	3.14(b)
Estimated 2GIG Closing Date Balance Sheet	2.1(c)
Estimated 2GIG Net Worth Amount	2.1(c)
Estimated APX Closing Date Balance Sheet	2.1(a)
Estimated APX Net Worth Amount	2.1(a)
Estimated Closing Statement	2.1
Estimated Solar Closing Date Balance Sheet	2.1(b)
Estimated Solar Net Worth Amount	2.1(b)
FCPA	3.25
Final 2GIG Net Worth Amount	2.4(e)
Final APX Net Worth Amount	2.4(e)
Final Net Worth Amount	2.4(e)
Final Solar Net Worth Amount	2.4(e)
Financial Statements	3.7
Financing	4.6
Financing Commitment	4.6
Forfeited Post-Closing Employee Payments	5.9(b)
Fundamental Representations	6.2(a)
Guarantor	Recitals
Indemnified Party	8.3(a)
Indemnifying Party	8.3(a)
Insurance Policies	3.17
Liabilities	3.8
Limited Guarantee	Recitals
Losses	8.1(a)
Major Suppliers	3.22
Merger Sub	Preamble

Mergers	1.1(a)(iii)
MPEG LA Letter	8.1(a)(viii)
Net Funded Debt	2.4(a)
Net Funded Debt Payment Schedule	2.1(e)
Net Worth	2.4(a)
Per Share 2GIG Merger Consideration	1.7(c)(i)
Per Share APX Merger Consideration	1.7.(a)(i)
Per Share Solar Merger Consideration	1.7(b)(i)
Post-Closing Covenants	8.1(d)
Proposed Final 2GIG Net Worth Amount	2.4(b)(iii)
Proposed Final APX Net Worth Amount	2.4(b)(i)
Proposed Final Closing Statement	2.4(b)
Proposed Final Net Worth Amounts	2.4(b)
Proposed Final Solar Net Worth Amount	2.4(b)(ii)
Redacted Fee Letter	4.6
Representative	Preamble
Representative Expense Fund	9.2(f)
Required Information	5.15(b)
Rolled Equity	1.9
Rollover Agreement	1.9
Rollover Equityholders	1.9
Rollover Transactions	1.9
Sales Commission Plans	3.14(h)
Section 280G	5.6
Signature Page	Preamble
Solar	Preamble
Solar Closing Date Balance Sheet	2.4(b)(ii)
Solar Closing Merger Consideration	1.7(b)
Solar Common Share	1.7(b)(i)
Solar Merger	1.1(a)(ii)
Solar Merger Consideration	1.7(b)(i)
Solar Merger Sub	Preamble
Solar Pending Claims	8.7(b)
Solar Post-Closing Payees	2.4(e)(ii)
Solar Representative	9.1
Solar Representative Expense Amount	9.2(f)
Solar Series B Preferred Share	1.7(b)(iv)
Solar Sub Audited Financial Statements	3.7
Solar Sub Common Stock	3.6(b)
Solar Sub Employee Payment Schedule	2.1(i)
Solar Sub Financial Statements	3.7
Solar Sub Stock Option	1.7(b)(ii)
Solar Sub Unaudited Financial Statements	3.7
Solar Subsequent Merger Consideration	1.7(b)(i)
Solar Surviving Corporation	1.1(a)(ii)
Specified Items	2.4(d)

Stockholder Approvals	5.17
Subsequent Payments Schedule	2.4(e)(i)(A)
Surviving Corporations	1.1(a)(iii)
TCPA Actions	8.1(a)(x)
Termination Date	7.1(b)
Transaction Expense Payment Schedule	2.1(f)
Transactions	Recitals
Unaudited Financial Statements	3.7

10.2 Construction. Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (d) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement, (e) the word “including,” “include” or “includes” means “including, without limitation,” and (f) the word “or” will be disjunctive but not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” The term “made available” and words of similar import means, with respect to the Companies, that the relevant documents, instruments or materials were posted and made available to Buyer on the due diligence data site created for the process giving rise to this Agreement and remained available thereon as of September 15, 2012, or furnished in writing by a representative of the Companies to a representative of Buyer prior to the date of this Agreement. References to agreements and other documents will be deemed to include all subsequent amendments and other modifications thereto. References to statutes will include all regulations promulgated thereunder, and references to statutes or regulations will be construed to include all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction will be applied against any party. Whenever this Agreement refers to a number of days, such number will refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein will have the meanings given to them under GAAP. All terms defined in this Agreement will have the defined terms when used in certificates or other documents made or delivered pursuant hereto unless otherwise defined therein.

XI. MISCELLANEOUS

11.1 Waiver. Any party hereto may by action taken by its Board of Directors (if applicable), or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement in writing executed by Buyer (without the joinder of the Merger Subs) and the Companies (or, if after the Closing, by the Representatives) in the same manner as this Agreement.

11.2 Notices. All notices and other communications among the parties will be in writing and will be deemed to have been duly given (a) when delivered in person, (b) five days after posting in the United States mail having been sent registered or certified mail return receipt requested, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by fax or email and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, with postage prepaid, addressed as follows:

(a) If to Buyer or a Merger Sub, or, after the Closing, a Surviving Corporation to:

c/o The Blackstone Group

345 Park Avenue

New York, New York 10154

Attention: Peter Wallace

Fax: (212) 583-5710

Email: wallace@blackstone.com

with copies to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10019

Attention: Peter Martelli

Fax: (212) 455-2502

Email: pmartelli@stblaw.com

(b) If to the APX Representative or, prior to the Closing, APX, to:

c/o APX Group, Inc.

4931 North 300 West

Provo, UT 84604

Attention: Todd Pedersen

Fax: 212.755.7306

Email: tpedersen@vivint.com

with copies to:

Jones Day

222 East 41st Street

New York, NY 10017

Attention:	Robert A. Profusek
Andrew M. Levine

Fax: 212.755.7306

Email:	raprofusek@jonesday.com
amlevine@jonesday.com

and

Buchanan Ingersoll & Rooney PC

One Oxford Centre

301 Grant St., 20th Floor

Pittsburgh, PA 15219

Attention: Hugh G. Van der Veer

Fax: 412.562.1041

Email: hugh.vanderveer@bipc.com

(c) If to the Solar Representative or, prior to the Closing, Solar, to:

c/o V Solar Holdings, Inc.

4931 North 300 West

Provo, UT 84604

Attention: Todd Pedersen

Fax: 212.755.7306

Email: tpedersen@vivint.com

with copies to:

Jones Day

222 East 41st Street

New York, NY 10017

Attention:	Robert A. Profusek
Andrew M. Levine

Fax: 212.755.7306

Email:	raprofusek@jonesday.com
amlevine@jonesday.com

and

Durham Jones & Pinegar

111 East Broadway, Suite 900

Salt Lake City, UT 84111

Attention: N. Todd Leishman

Fax: 801-415-3500

Email: tleishman@djplaw.com

(d) If to the 2GIG Representative or, prior to the Closing, 2GIG, to:

c/o 2GIG Technologies, Inc.

2961 West Maple Loop Drive

Suite 300

Lehi, Utah 84043

Attention: Todd Santiago

Fax: 801.221.9164

Email: TSantiago@2gig.com

with copies to:

Jones Day

222 East 41st Street

New York, NY 10017

Attention:	Robert A. Profusek
Andrew M. Levine

Fax: 212.755.7306

Email:	raprofusek@jonesday.com
amlevine@jonesday.com

and

Durham Jones & Pinegar

111 East Broadway, Suite 900

Salt Lake City, UT 84111

Attention: N. Todd Leishman

Fax: 801-415-3500

Email: tleishman@djplaw.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.3 Assignment. No party hereto may assign this Agreement or any part hereof without the prior written consent of the other parties, except that any consent by Buyer will not require the additional consent of the Merger Subs; provided, that (a) any of Buyer and any of the Merger Subs may assign this Agreement, in whole or in part, or any of their respective rights or delegate any of their respective duties under this Agreement to one or more Affiliates of Buyer; provided, further, that no such assignment will relieve Buyer or Merger Subs of their obligations hereunder; and (b) any of Buyer and any of the Merger Subs may assign their respective rights, but not their respective obligations, under this Agreement to any of the Financing Sources (in no event will such Financing Sources be required or deemed to assume any obligations of the parties hereunder). Any assignment in violation of this Section 11.3 will be void and of no effect. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

11.4 Rights of Third Parties. Except for the rights of the Company Professional Advisors pursuant to Section 11.13, the Non-Recourse Parties (including the Financing Sources) pursuant to Section 7.2(b), the Indemnified Parties pursuant to Article VIII, the other indemnified Persons pursuant to Section 5.5 and the Financing Sources pursuant to Section 11.6, Section 11.11 and Section 11.12(c), nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement. No party may assert any claim against any officer, director, direct or indirect stockholder, partner or member of another party under this Agreement or in connection with the Transactions.

11.5 Expenses. Except as otherwise provided herein, each party hereto, other than the Representatives, will bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions are consummated, including all fees of its legal counsel, financial advisers and accountants.

11.6 Governing Law. This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, applicable to agreements executed and performed entirely within such state, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

11.7 Captions; Counterparts. The captions in this Agreement are for convenience only and will not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11.8 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and the letter agreement between Buyer and the Companies (the “Confidentiality Agreement”) constitute the entire agreement among the parties hereto relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties or any of their respective Subsidiaries relating to the Transactions. The parties negotiated this Agreement with the assistance of professional advisors and intend that the Agreement encompass the entire relationship among them. As such, the parties hereby confirm that there are no, and hereby expressly waive and disclaim, extra-contractual rights or obligations among them, including arising under theories of implied duties of good faith or fair dealing, actual or constructive fraud or other theories.

11.9 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Buyer and the Companies in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the requisite stockholders of a Company will not restrict the ability of the Board of Directors of such Company to terminate this Agreement in accordance with Section 7.1 or to cause such Company to enter into an amendment to this Agreement pursuant to this Section 11.9 to the extent permitted under the DGCL.

11.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under applicable Law, they will take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, will amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.11 Jurisdiction; WAIVER OF JURY TRIAL. (a) Except as otherwise expressly set forth herein, all Actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The parties hereby (a) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any Action (other than as otherwise expressly set forth herein)

arising out of or relating to this Agreement brought by any party and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such Action is brought in an inconvenient forum, that the venue of such Action is improper or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each of the parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 11.2 or such other manner as may be permitted by Law will be valid and sufficient service of process. Each of the parties hereto agrees that a final and non-appealable judgment in Action so brought will be conclusive and may be enforced by suit on the judgment in any jurisdiction within or outside the United States or in any other manner provided in Law or in equity. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any Action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, against the Financing Sources in any way relating to this Agreement or the Transactions, including any dispute arising out of or relating in any way to the Debt Financing Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY; INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING LETTER OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.11(b).

11.12 Enforcement. (a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the provisions contained in this Agreement were not performed (including failing to take such actions as are required hereunder to consummate this Agreement) in accordance with their specified terms or were otherwise breached. It is therefore acknowledged and agreed that the parties will be entitled to specific performance to prevent breaches of this Agreement and the Equity Financing Commitment (solely to the extent expressly provided for therein) and to enforce specifically the terms and provisions of this Agreement and the Equity Financing

Commitment (solely to the extent expressly provided for therein) in addition to any other remedy to which they are entitled at law pursuant to the terms of this Agreement, subject to the limitations set forth in Section 7.2(b) and Section 11.12(b). The parties agree that they will not oppose the granting of specific performance on the basis that other parties have an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. In the event a party seeks specific performance to prevent breaches of this Agreement or the Equity Financing Commitment (solely to the extent expressly provided for therein) and to enforce specifically the terms and provisions of this Agreement or the Equity Financing Commitment (solely to the extent expressly provided for therein), such party, as applicable, will not be required to provide any bond or other security in connection with any such Governmental Order. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) Notwithstanding anything to the contrary in this Agreement, including Section 11.12(a), it is explicitly agreed that the Companies and the Representatives will not be entitled to seek specific performance of Buyer’s and Merger Subs’ obligations to consummate the Mergers or to cause the Equity Financing to be funded, unless each of the following conditions are satisfied: (i) the Marketing Period has ended and all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) at the time that the Closing would have been required to occur in accordance with Section 1.2, (ii) the Debt Financing has been funded in accordance with the terms thereof or is available to be funded at the Closing in accordance with the terms thereof but for the failure of the Equity Financing to be funded at the Closing, (iii) Buyer and Merger Subs fail to complete the Closing in accordance with Section 1.2, and (iv) the Companies have irrevocably confirmed to Buyer in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur pursuant to Article I. For the avoidance of doubt, but without limiting Section 5.15(b), in no event will any of the Companies or any of the Representatives, in each case individually or collectively, be entitled to enforce or seek to enforce in any manner Buyer’s right or obligation to cause the Equity Financing to be funded or to consummate the Mergers if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(c) Except to the extent otherwise set forth in the Limited Guarantee or the Equity Financing Commitment, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the persons who are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such person. Except to the extent a named party to this Agreement, the Limited Guarantee or the Equity Financing Commitment (and then only to the extent of the specific obligations undertaken by such named party in this Agreement, the Limited Guarantee or the Equity Commitment and not otherwise), none of the Financing Sources (or any of their respective former, current or future stockholders, partners, members, controlling parties, Affiliates, directors, officers, employees, agents and representatives), and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any party hereto will have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing Letter or the performance thereof.

(d) Notwithstanding anything else to the contrary in this Agreement, but subject to the limitations on remedies set forth in Section 11.12(c) above, each party agrees that, prior to the termination of this Agreement or the Closing, as applicable, specific performance will be its sole and exclusive remedy with respect to breaches by the other parties to this Agreement and that it may not seek or accept any other form of relief prior to the termination of this Agreement or the Closing, as applicable, that may be available for breach under this Agreement or otherwise in connection with this Agreement or the Transactions (including monetary damages).

11.13 Company Professional Advisors. Each party hereto hereby acknowledges, on its own behalf and on behalf of its Affiliates, that each of the Company Professional Advisors may advise and represent the Companies and their Affiliates in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions, and that, following consummation of the Transactions, each of the Company Professional Advisors may advise and represent the Representatives or any of their members or their respective Affiliates, if such Persons so request, in connection with any Action or obligation arising out of or relating to this Agreement, the Escrow Agreement or the Transactions, and each party hereby consents thereto and waives any conflict of interest arising therefrom, and each party and their respective Boards of Directors (or committees thereof) will cause any Affiliate thereof to consent to and waive any conflict of interest arising from any such representation. Buyer, for itself, the Merger Subs and the Surviving Corporations and for their respective successors and assigns, irrevocably acknowledges and agrees that all communications between the Companies and their respective shareholders and the Company Professional Advisors that are legal counsel that were made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of the Companies and such shareholders and their legal counsel and would not be subject to disclosure to Buyer, the Merger Subs or the Surviving Corporations in connection with any process relating to a dispute arising under or in connection with this Agreement or otherwise, will continue after the Closing to be privileged communications between such Persons and such legal counsel, and none of Buyer, the Merger Subs, the Surviving Corporations or any Person acting or purporting to act on behalf of or through Buyer, the Merger Subs or the Surviving Corporations will seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Buyer, the Merger Subs or the Surviving Corporations.

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IN WITNESS WHEREOF the parties hereto have hereunto caused this Agreement to be duly executed as of September 16, 2012.

BUYER: 313 ACQUISITION LLC

By:	/s/ Peter Wallace
Name:	Peter Wallace
Title:	Senior Managing Director

APX MERGER SUB: 313 GROUP, INC.

By:	/s/ Peter Wallace
Name:	Peter Wallace
Title:	Senior Managing Director

SOLAR MERGER SUB: 313 SOLAR, INC.

By:	/s/ Peter Wallace
Name:	Peter Wallace
Title:	Senior Managing Director

2GIG MERGER SUB: 313 TECHNOLOGIES, INC.

By:	/s/ Peter Wallace
Name:	Peter Wallace
Title:	Senior Managing Director

APX GROUP, INC.

By:	/s/ Todd Pedersen
Name:	Todd Pedersen
Title:	CEO

V SOLAR HOLDINGS, INC.

By:	/s/ Todd Pedersen
Name:	Todd Pedersen
Title:	CEO and President

2GIG TECHNOLOGIES, INC.

By:	/s/ Todd Santiago
Name:	Todd Santiago
Title:	President

APX REPRESENTATIVE

By:	/s/ Todd Pedersen
Name:	Todd Pedersen
Duly Authorized:

SOLAR REPRESENTATIVE

By:	/s/ Todd Pedersen
Name:	Todd Pedersen
Duly Authorized:

2GIG REPRESENTATIVE

By:	/s/ Todd Pedersen
Name:	Todd Pedersen
Duly Authorized:

TRANSACTION PARTICULARS

Aggregate APX Consideration: $1,835,000,000

Aggregate Solar Consideration: $75,000,000

Aggregate 2GIG Consideration: $100,000,000

APX Escrow Amount: $35,000,000

Solar Escrow Amount: $7,500,000

2GIG Escrow Amount: $7,500,000

APX Adjustment Escrow Amount: $7,000,000

Solar Adjustment Escrow Amount: $1,500,000

2GIG Adjustment Escrow Amount: $1,500,000

APX Deductible: $2,250,000

Solar Deductible: $125,000

2GIG Deductible: $125,000

Dated: September 16, 2012